SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON DECEMBER 31, 2014

As filed with the Securities and Exchange Commission on                 , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CONFIDENTIAL SUBMISSION NO. 2

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

The Global Currency Gold Fund

a series of

THE GLOBAL CURRENCY GOLD TRUST

SPONSORED BY WGC USA ASSET MANAGEMENT COMPANY, LLC

(Exact name of Registrant as specified in its charter)

New York	6221	38-3937118
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o WGC USA Asset Management

Company, LLC

510 Madison Avenue, 9th Floor

New York, New York 10022

(212) 317-3800

Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

WGC USA Asset Management Company, LLC

510 Madison Avenue, 9th Floor

New York, New York 10022

(212) 317-3800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard F. Morris, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000	David A. Sirignano, Esq. Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 (202) 739-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Shares

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d) under the Securities Act of 1933, as amended. The initial amount of gold required for deposit with the Global Currency Gold Fund to create Shares is 10,000 ounces per Creation Unit (a Creation Unit is 50,000 Shares). The price of gold used to calculate the proposed maximum offering price per Share is $ , which is based upon the , 2014 afternoon gold price fix in London.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the Sponsor and the Trust are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	, 2014

[            ] Shares

The Global Currency Gold Fund, a series of the Global Currency Gold Trust

The Global Currency Gold Trust (Trust) is organized as a Delaware statutory trust with multiple series. Each series (series) of the Trust issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of such series only. A single series of the Trust, the Global Currency Gold Fund, is offered pursuant to this Prospectus. Unless the context otherwise requires, references in this Prospectus to the “Fund” refer to the Global Currency Gold Fund. References to “Shares” refer to shares of the Fund. References to “Series” refer to the Fund and/or the other Series of the Trust, as applicable.

The Fund seeks to track the performance of the                 Global Gold Index (ex-USD) (the “Index”), less fund expenses. The Index is a transparent, rules-based index developed by                 (in its capacity as sponsor of the Index, the “Index Sponsor”). The Index seeks to track the daily performance of a long position in physical gold (as represented by the Gold Price) and a short position in each of the Reference Currencies. If the Gold Price increases and the Reference Currencies depreciate, the Index Level will increase. Conversely, if the Gold Price decreases and the Reference Currencies appreciate, the Index Level will decrease. In certain cases, the appreciation of the Gold Price or the depreciation of one or more of the Reference Currencies may be offset by the appreciation of one or more of the Reference Currencies or the depreciation of the Gold Price, as applicable. The net impact of these changes determines the value of the Fund on a daily basis. See the Risk Factor titled “The value of the Shares relates directly to the value of the Gold held by the Fund and the value of the Reference Currencies against the U.S. Dollar. Fluctuations in the price of gold and/or the value of the Reference Currencies could materially adversely affect an investment in the Shares.”

The Sponsor intends to list the Shares of the Fund on the NYSE Arca under the symbol “GGLD.”

WGC USA Asset Management Company, LLC is the sponsor of the Trust (the Sponsor) and is the commodity pool operator (CPO) of the Fund. The Trust was formed on August 27, 2014 pursuant to an Agreement and Declaration of Trust between the Sponsor and an initial sole trustee. It is the intention of the Sponsor to remove the initial trustee at a later date and appoint [                ] (the Trustee), a Delaware trust company, as the trustee of the trust pursuant to an Amended and Restated Agreement and Declaration of Trust (referred to herein as the “Declaration of Trust”).

[                ], a division of [                ], is the Administrator (the Administrator) and Transfer Agent (the Transfer Agent) of the Trust (the Administrator).             is the custodian of the Trust (the Custodian) and the Gold Delivery Provider to the Trust (the Gold Delivery Provider).

The Fund intends to issue Shares on a continuous basis. The Shares may be purchased from the Fund only in one or more blocks of 50,000 Shares (a block of 50,000 Shares is called a Creation Unit). The Fund will issue Shares in Creation Units to certain authorized participants (the Authorized Participants), on an ongoing basis as described in “Plan of Distribution.” Creation Units will be offered continuously at the net asset value (NAV), for 50,000 Shares on the day that an order to create a Creation Unit is accepted by the Administrator.

The Fund will issue to [            ], as “Initial Purchaser,” at a purchase price of $            per Share, the “Initial Shares,” which consist of             Creation Units comprising             Shares. Prior to this offering, there has been no public market for the Shares.

The Trust expects to qualify as an “emerging growth company” subject to reduced public company reporting requirements under U.S. federal securities laws.

Investing in the Shares involves significant risks. See “Risk Factors” starting on page 11.

Neither the Securities and Exchange Commission nor any state securities commissions has approved or disapproved of the securities offered in this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The Fund will issue and redeem Shares from time to time in Creation Units only to Authorized Participants in exchange for the delivery to the Fund, or the distribution by the Fund, of the amount of Gold and cash, if any, represented by the Creation Units being created or redeemed. This amount is based on the combined NAV of the number of Shares included in the Creation Units being created or redeemed, as applicable, determined on the day the order to create or redeem Creation Units is properly received, as described in “Creation and Redemption of Shares.” It is expected that the Shares will be sold to the public at varying prices to be determined by reference to, among other considerations, the price of gold, the price of the Reference Currencies and the trading price of the Shares on the NYSE Arca (if the application for listing is approved) at the time of each sale.

The Shares are neither interests in nor obligations of the Sponsor, the Trustee, the Administrator, the Transfer Agent, the Custodian, the Gold Delivery Provider, the Index Sponsor or their respective affiliates.

[            ] Shares

The Fund is offering             Shares (Underwritten Shares) through [            ], also called the Initial Purchaser, as underwriter. The Initial Purchaser has, subject to conditions, agreed to purchase the Underwritten Shares at a per Share price equal to             of an ounce of gold, as described in “Initial Purchaser” and “Plan of Distribution.” Total proceeds to the Fund from the sale of the Underwritten Shares will be             ounces of gold. Delivery of the Underwritten Shares is expected to be made on a date between                 and                 , 2014.

The public offering price of the Underwritten Shares will be determined as described above and such Shares could be sold at different prices if sold by the Initial Purchaser at different times. In connection with the offering and sale of the Underwritten Shares, the Initial Purchaser will be paid an aggregate fee by the Sponsor of $            . The Initial Purchaser may also receive an advisory fee payable by the Sponsor within one month after the initiation of trading in the Shares (to be paid in the sole discretion of the Sponsor depending on the success of the Fund at such time) in the amount of $             million for advice provided by the Initial Purchaser in the original structuring of the Fund. In addition to such fees, the Initial Purchaser may receive commissions/fees from investors through their commission/fee-based brokerage accounts, in amounts between $             and $            .

[Name of Initial Purchaser]

The date of this prospectus is             .

Commodity Futures Trading Commission Risk Disclosure Statement

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. IN SO DOING, YOU SHOULD BE AWARE THAT COMMODITY INTEREST TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.

FURTHER, COMMODITY POOLS MAY BE SUBJECT TO SUBSTANTIAL CHARGES FOR MANAGEMENT, AND ADVISORY AND BROKERAGE FEES. IT MAY BE NECESSARY FOR THOSE POOLS THAT ARE SUBJECT TO THESE CHARGES TO MAKE SUBSTANTIAL TRADING PROFITS TO AVOID DEPLETION OR EXHAUSTION OF THEIR ASSETS. THIS DISCLOSURE DOCUMENT CONTAINS A COMPLETE DESCRIPTION OF EACH EXPENSE TO BE CHARGED THIS POOL AT PAGE 39 AND A STATEMENT OF THE PERCENTAGE RETURNS NECESSARY TO BREAK EVEN, THAT IS, TO RECOVER THE AMOUNT OF YOUR INITIAL INVESTMENT, AT PAGE 40.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMMODITY POOL. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN THIS COMMODITY POOL, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DESCRIPTION OF THE PRINCIPAL RISK FACTORS OF THIS INVESTMENT, AT PAGES 9 THROUGH 25.

THIS PROSPECTUS DOES NOT INCLUDE ALL OF THE INFORMATION OR EXHIBITS IN THE REGISTRATION STATEMENT OF THE TRUST. YOU CAN READ AND COPY THE ENTIRE REGISTRATION STATEMENT AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE SEC IN WASHINGTON, D.C.

THE FUND FILES QUARTERLY AND ANNUAL REPORTS WITH THE SEC. YOU CAN READ AND COPY THESE REPORTS AT THE SEC PUBLIC REFERENCE ROOM AT 100 F STREET, N.E., WASHINGTON, D.C. 20549. THE PUBLIC MAY OBTAIN INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM BY CALLING THE SEC AT 1-800-SEC-0330.

THE FILINGS OF THE TRUST ARE POSTED AT THE SEC WEBSITE AT HTTP://WWW.SEC.GOV.

Regulatory Notices

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE FUND, THE ADMINISTRATOR, THE AUTHORIZED PARTICIPANTS OR ANY OTHER PERSON.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO SELL OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY OFFER, SOLICITATION, OR SALE OF THE SHARES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER, SOLICITATION, OR SALE.

THE BOOKS AND RECORDS OF THE FUND ARE MAINTAINED AS FOLLOWS: ALL MARKETING MATERIALS ARE MAINTAINED AT THE OFFICES OF [            ]; CREATION UNIT CREATION AND

REDEMPTION BOOKS AND RECORDS, ACCOUNTING AND CERTAIN OTHER FINANCIAL BOOKS AND RECORDS (INCLUDING FUND ACCOUNTING RECORDS, LEDGERS WITH RESPECT TO ASSETS, LIABILITIES, CAPITAL, INCOME AND EXPENSES, THE REGISTRAR, TRANSFER JOURNALS AND RELATED DETAILS) AND TRADING AND RELATED DOCUMENTS RECEIVED FROM FUTURES COMMISSION MERCHANTS ARE MAINTAINED BY THE ADMINISTRATOR. ALL OTHER BOOKS AND RECORDS OF THE FUND (INCLUDING MINUTE BOOKS AND OTHER GENERAL CORPORATE RECORDS, TRADING RECORDS AND RELATED REPORTS) ARE MAINTAINED AT THE FUND’S PRINCIPAL OFFICE, C/O WGC USA ASSET MANAGEMENT COMPANY, LLC, 510 MADISON AVENUE, 9TH FLOOR, NEW YORK, NEW YORK 10022; TELEPHONE NUMBER (212) 317-3800. SHAREHOLDERS WILL HAVE THE RIGHT, DURING NORMAL BUSINESS HOURS, TO HAVE ACCESS TO AND COPY (UPON PAYMENT OF REASONABLE REPRODUCTION COSTS) SUCH BOOKS AND RECORDS IN PERSON OR BY THEIR AUTHORIZED ATTORNEY OR AGENT. MONTHLY ACCOUNT STATEMENTS FOR THE FUND CONFORMING TO COMMODITY FUTURES TRADING COMMISSION (THE “CFTC”) AND THE NATIONAL FUTURES ASSOCIATION (THE “NFA”) REQUIREMENTS ARE POSTED ON THE SPONSOR’S WEBSITE AT [            ]. ADDITIONAL REPORTS ARE POSTED ON THE SPONSOR’S WEBSITE IN THE DISCRETION OF THE ADMINISTRATOR OR AS REQUIRED BY REGULATORY AUTHORITIES. THERE WILL SIMILARLY BE DISTRIBUTED TO SHAREHOLDERS OF THE FUND, NOT MORE THAN 90 DAYS AFTER THE CLOSE OF THE FUND’S FISCAL YEAR, CERTIFIED AUDITED FINANCIAL STATEMENTS AND (IN NO EVENT LATER THAN MARCH 15 OF THE IMMEDIATELY FOLLOWING YEAR) THE TAX INFORMATION RELATING TO SHARES OF THE FUND NECESSARY FOR THE PREPARATION OF SHAREHOLDERS’ ANNUAL FEDERAL INCOME TAX RETURNS.

THE DIVISION OF INVESTMENT MANAGEMENT OF THE SECURITIES AND EXCHANGE COMMISSION REQUIRES THAT THE FOLLOWING STATEMENT BE PROMINENTLY SET FORTH HEREIN: “NEITHER THE GLOBAL CURRENCY GOLD TRUST NOR ANY SERIES THEREOF IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY WITHIN THE MEANING OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND IS NOT SUBJECT TO REGULATION THEREUNDER.”

AUTHORIZED PARTICIPANTS MAY BE REQUIRED TO DELIVER A PROSPECTUS WHEN TRANSACTING IN SHARES. SEE “PLAN OF DISTRIBUTION.”

This prospectus contains information you should consider when making an investment decision about the Shares. You may rely on the information contained in this prospectus. The Trust and the Sponsor have not authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted.

The Shares are not registered for public sale in any jurisdiction other than the United States.

Until             , 2014 (25 days after the date of this prospectus), all dealers effecting transactions in the Shares, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions. The CPO first intends to use this prospectus on                     .

Authorized Participants may be required to deliver a prospectus when making transactions in the Shares.

The information contained in the sections captioned “Overview of The Gold Industry” and “Overview of the Foreign Exchange Markets” is based on information obtained from sources that the Sponsor believes are reliable. This prospectus summarizes certain documents and other information in a manner the Sponsor believes to be accurate. In making an investment decision, you must rely on your own examination of the Trust, the gold industry, the operation of the gold bullion market, the operation of the currency market and the terms of the offering and the Shares, including the merits and risks involved. Although the Sponsor believes this information to be reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

i

Statement Regarding Forward-looking Statements

This prospectus includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” “it is likely” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold, non-U.S. currencies and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Fund’s future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. See “Risk Factors” starting on page 9. Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Fund’s operations or the value of the Shares. Moreover, neither the Sponsor nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Except as required under Item 512 of Regulation S-K or other applicable securities laws, neither the Trust nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s expectations or predictions.

Glossary of Defined Terms

In this prospectus, each of the following quoted terms has the meanings set forth after such term:

“Administrator” — [            ], a banking corporation organized under the laws of the State of New York.

“Allocated Bullion Account Agreement” — The agreement between the Administrator and the Custodian which establishes the Trust Allocated Account. The Allocated Bullion Account Agreement and the Unallocated Bullion Account Agreement are sometimes referred to together as the “Custody Agreements.”

“ANAV” — Adjusted NAV. The ANAV of the Fund is used to calculate the Sponsor fee.

“Authorized Participant” — A person who (1) is a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) is a participant in DTC, (3) has entered into a Participant Agreement with the Administrator and (4) has established an Authorized Participant Unallocated Account with the Custodian. Only Authorized Participants may place orders to create or redeem one or more Creation Units.

“Authorized Participant Unallocated Account” — An unallocated Gold account established with the Custodian by an Authorized Participant. Each Authorized Participant’s Authorized Participant Unallocated Account will be used to facilitate the transfer of Gold deposits and Gold redemption distributions between the Authorized Participant and the Fund in connection with the creation and redemption of Creation Units.

“[            ]” — [            ] is the Administrator of the Trust.

“Book Entry System” — The Federal Reserve Treasury Book Entry System for United States and federal agency securities.

“Business Day” — Any day the Fund’s Listing Exchange is open for business and the Fund accepts creation and redemption orders for Creation Units.

“CEA” — The Commodity Exchange Act, as amended.

“CFTC” — The Commodity Futures Trading Commission, established under the CEA. The CFTC is an independent agency of the United States Government with the mandate to regulate commodity interests, including commodity futures and option and swap markets in the United States.

“Clearing Agency” — Any clearing agency or similar system other than the Book Entry System or DTC.

“Code” — The United States Internal Revenue Code of 1986, as amended.

“Commodity Pool Operator” or “CPO”— WGC USA Asset Management Company, LLC is the CPO of the Fund and will register in such capacity with the CFTC.

“Creation Unit” — A block of 50,000 Shares. Multiple blocks of 50,000 Shares are called “Creation Units.”

“Creation Unit Gold Delivery Amount” — The total deposit required to create a Creation Unit. The deposit will be an amount of Gold and cash, if any, that is in the same proportion to the total assets of the Fund (net of estimated accrued but unpaid fees, expenses and other liabilities) on the date an order to purchase one or more Creation Units is properly received as the number of Shares comprising the number of Creation Units to be created in respect of the deposit bears to the total number of Shares outstanding on the date such order is properly received.

“Custodian” —                     , a national banking association.

“Custody Agreements” — The Allocated Bullion Account Agreement together with the Unallocated Bullion Account Agreement.

“Custody Rules” — The rules, regulations, practices and customs of the LBMA, the Bank of England or any applicable regulatory body that apply to gold made available in physical form by the Custodian.

Glossary of Defined Terms

“Declaration of Trust” — The agreement entered into by the Sponsor and the Trustee under which the Trust is formed and which sets forth the rights and duties of the Sponsor and the Trustee.

“DTC” — The Depository Trust Company. DTC is a limited purpose trust company organized under New York law, a member of the U.S. Federal Reserve System and a clearing agency registered with the SEC. DTC will act as the securities depository for the Shares.

“DTC Participant” — Participants in DTC, such as banks, brokers, dealers and trust companies.

“Evaluation Time” — The time at which the Administrator will evaluate the Gold held by the Fund and determine both the NAV and the ANAV of the Fund, which is currently after the time of the London PM Fix and at the time of the WMR Fix on each day when the Listing Exchange is open for regular trading or, if there is no London PM Fix or WMR Fix on such day or the London PM Fix or WMR Fix has not been announced by 12:00 PM New York time on such day, 12:00 PM New York time on such day.

“Exchange Act” — The Securities Exchange Act of 1934, as amended.

“FCA” — The Financial Conduct Authority, an independent non-governmental body which exercises statutory regulatory power under the FS Act and which regulates the major participating members of the LBMA in the United Kingdom.

“FS Act” — The Financial Services Act 2012.

“Gold” — (a) Gold bullion meeting the requirements of London Good Delivery Standards or (b) credit to an Unallocated Account representing the right to receive Gold bullion meeting the requirements of London Good Delivery Standards

“Gold Delivery Agreement” — The agreement between the Trust, on behalf of the Fund, and the Gold Delivery Provider dated             , 2014 to calculate the Gold Delivery Amount to be moved into or out of the Fund on a daily basis and to provide for delivery and settlement of such Gold.

“Gold Delivery Amount” — The amount of Gold to be delivered into or out of the Fund on a daily basis to reflect price movements in the Reference Currencies relating to the U.S. Dollar.

“Gold Delivery Provider” —             , a national banking association, which is a wholly-owned bank subsidiary of , a Delaware corporation.             is chartered and subject to regulation by the Office of the Comptroller of the Currency, a bureau of the United States Department of the Treasury. It is a member of the Federal Reserve System.

“Indirect Participants” — Those banks, brokers, dealers, trust companies and others who maintain, either directly or indirectly, a custodial relationship with a DTC Participant.

“Initial Purchaser” — the initial purchaser of the Underwritten Shares, as described on the front page of this prospectus.

“Index” — The             Global Gold Index (ex-USD), a transparent, rules-based index developed by and licensed for use by the Trust, on behalf of the Fund, pursuant to the Index License Agreement.

“Index License Agreement” — The agreement dated             , 2014 between the Sponsor, the Trust, on behalf of the Fund, and the Index Sponsor, pursuant to which the Index Sponsor licensed to the Sponsor and the Trust, on behalf of the Fund, an exclusive right to use the Index and associated marks in connection with the Fund and in accordance with the terms of the Index License Agreement.

“Index Sponsor” —                     , a limited liability company organized in the state of [            ].

“LBMA” — The London Bullion Market Association. The LBMA is the trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists,” which are the lists of LBMA accredited melters

Glossary of Defined Terms

and assayers of gold. Further, the LBMA coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation. The major participating members of the LBMA are regulated by the FSA in the United Kingdom under the FS Act.

“Listing Exchange” — The primary U.S. national securities exchange on which Shares are listed, currently intended to be NYSE Arca.

“London Good Delivery Bar” — A bar of Gold meeting the London Good Delivery Standards.

“London Good Delivery Standards” — The specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars as set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA. The London Good Delivery Standards are described in “The Gold Industry — The London Bullion Market.”

“London PM Fix” — the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in Dollars, as calculated by the London gold market and appearing on Reuters page “GOFO” at or about 3:00 PM London, England time.

“Market Disruption Event” — See “Objective of the Fund — Market Disruption Events — Definition of a Market Disruption Event” for the definition of Market Disruption Event.

“NAV” — Net asset value. See “Prospectus Summary — The Offering — Net Asset Value” for a description of how the NAV of the Fund and the NAV per Share are calculated.

“OTC” — The global Over-the-Counter market for the trading of gold which consists of transactions in spot, forwards, options and other derivatives.

“Participant Agreement” — An agreement entered into by each Authorized Participant, the Sponsor and the Administrator which provides the procedures for the creation and redemption of Creation Units and for the delivery of the Gold and cash, if any, required for such creations and redemptions.

“Participant Unallocated Bullion Account Agreement” — The agreement between an Authorized Participant and the Custodian which establishes the Authorized Participant Unallocated Account.

“Reference Currency” — A currency whose value is reflected in the Index.

“SEC” — The U.S. Securities and Exchange Commission.

“Securities Act” — The Securities Act of 1933, as amended.

“Seed Creation Units” — The [            ] Creation Units issued to the Specialist in exchange for the deposit into the Fund of [            ] ounces of Gold in connection with the formation of the Fund.

“Shareholders” — Owners of beneficial interests in the Shares.

“Shares” — Units of fractional undivided beneficial interest in and ownership of the Fund which are issued by the Trust.

“Specialist” — [            ], the designated NYSE Arca specialist firm for the Shares and the purchaser of the Seed Creation Units.

“Sponsor” — WGC USA Asset Management Company, LLC, a Delaware limited liability company wholly-owned by WGC (US) Holdings, Inc.

“tonne” — One metric tonne which is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

“Transfer Agent” — [            ].

“Trust” — The Global Currency Gold Trust, a statutory trust formed on August 27, 2014 under Delaware statutory law as set forth in an Agreement and Declaration of Trust.

v

Glossary of Defined Terms

“Trust Allocated Account” — The allocated Gold account of the Trust established with the Custodian on behalf of the Series by the Allocated Bullion Account Agreement. The Trust Allocated Account will be used to hold the Gold deposited with the Fund in allocated form (i.e., as individually identified bars of Gold).

“Trust Unallocated Account” — The unallocated Gold account of the Trust established with the Custodian on behalf of the Series by the Unallocated Bullion Account Agreement. The Trust Unallocated Account will be used to facilitate the transfer of Gold deposits and Gold redemption distributions between Authorized Participants and the Fund in connection with the creation and redemption of Creation Units and the sales of Gold made by the Administrator for the Fund.

“Unallocated Bullion Account Agreement” — The agreement between the Administrator and the Custodian which establishes the Trust Unallocated Account. The Allocated Bullion Account Agreement and the Unallocated Bullion Account Agreement are sometimes referred to together as the “Custody Agreements.”

“Underwritten Shares” — The Shares purchased by the Initial Purchaser as described on the front page of this prospectus.

“U.S. Shareholder” — A Shareholder that is (1) an individual who is treated as a citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

“WGCUS” — WGC (US) Holdings, Inc., corporation registered under Delaware law and the sole member of the Sponsor.

“WUAMC” — WGC USA Asset Management Company, LLC, a Delaware limited liability company wholly-owned by WGCUS. WUAMC is the Sponsor of the Trust and the CPO of the Fund.

Prospectus Summary

This is only a summary of the prospectus and, while it contains material information about the Fund and its Shares, it does not contain or summarize all of the information about the Fund and the Shares contained in this prospectus which is material and/or which may be important to you. You should read this entire prospectus, including “Risk Factors” beginning on page 9, before making an investment decision about the Shares.

TRUST STRUCTURE

The Global Currency Gold Trust, or the Trust, was formed as a Delaware statutory trust on             , 2014. The Trust consists of multiple series (each, a Series). Each Series issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of such Series. The term of the Trust and each Series is perpetual (unless terminated earlier in certain circumstances). The Trust was organized in separate series as a Delaware statutory trust rather than as separate statutory trusts in order to achieve certain administrative and other efficiencies. The material terms of the Trust Declaration of Trust are discussed in greater detail under the section “Declaration of Trust.”

The Series offered pursuant to this prospectus is the Global Currency Gold Fund, which is sometimes referred to herein as the “Fund.” The Shares of the Fund represent units of fractional undivided beneficial interest in and ownership of the Fund and are expected to be traded under the ticker symbol GGLD on the NYSE Arca. The Shares will be offered on a continuous basis. The principal offices of the Trust and the Fund are located at c/o WGC USA Asset Management Company, LLC, 510 Madison Avenue, 9th Floor, New York, New York 10022.

The Fund seeks to track the performance of the             Global Gold Index (ex-USD), or Index, less the expenses of the Fund’s operations. The Index seeks to track the daily performance of a long position in physical gold (as represented by the Gold Price) and a short position in each of the Reference Currencies.

The Fund is designed for investors who want a cost-effective and convenient way to invest in the performance of gold in terms of the Reference Currencies reflected in the Index, rather than in U.S. dollar terms. The Shares are intended to appreciate when the value of gold increases and/or when the Reference Currencies fall in value against the U.S. dollar. The Shares are intended to depreciate in value when the value of gold decreases and/or when the Reference Currencies rise in value against the U.S. dollar. The net impact of these changes determines the value of the Fund on a daily basis.

The Sponsor of the Trust and the Fund is WGC USA Asset Management Company, LLC, or WUAMC. The Sponsor is a Delaware limited liability company and was formed on August 1, 2014. Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor, WGC (US) Holdings, Inc. (WGCUS), the sole member of the Sponsor, is not responsible for the debts, obligations and liabilities of the Sponsor solely by reason of being the sole member of the Sponsor. WUAMC is wholly-owned by WGCUS, a corporation registered under Delaware law.

The Sponsor is responsible for establishing the Fund and for the registration of the Shares. The Sponsor will generally oversee the performance of the Administrator and the Fund’s principal service providers, but will not exercise day-to-day oversight over the Administrator and such service providers. The Sponsor will maintain a public website on behalf of the Fund, containing information about the Fund and the Shares, including a listing of the Gold bars held by the Fund. The internet address of the Fund’s website will be [            ]. This internet address is only provided here as a convenience to you, and the information contained on or connected to the Fund’s website is not considered part of this prospectus. The general role and responsibilities of the Sponsor are discussed in greater detail under the section “The Sponsor.”

WUAMC is the CPO of the Fund and is registered in such capacity with the CFTC and became registered and a member of the National Futures Association as of             , 2014. Neither the Sponsor nor any of its trading principals has previously operated any other pools or traded any other accounts.

[            ], a Delaware trust company, is the sole trustee of the Trust (the Trustee). The Trustee’s duties and liabilities with respect to the offering of the Shares and the management of the Trust and the Fund are limited to its express obligations under the Trust Declaration of Trust. The general role and responsibilities of the Trustee are discussed in greater detail under the section “The Trustee.”

The Administrator is [            ], a division of [            ]. The Administrator is generally responsible for the day-to-day administration and operation of the Fund. This includes (1) selling the Fund’s Gold as needed to pay the Fund’s expenses (Gold sales are expected to occur approximately monthly in the ordinary course), (2) calculating the NAV of the Fund and the NAV per Share, (3) receiving from and transferring Gold to the Gold Delivery Provider pursuant to the terms of the Gold Delivery Agreement, and (4) monitoring the services provided by the Custodian, the Transfer Agent, the Gold Delivery Provider and the Index Sponsor.

The Administrator will determine the NAV of the Fund each Business Day, unless there is a Market Disruption Event (as defined below) or Extraordinary Event (as defined below). The NAV of the Fund is the aggregate value of the Fund’s assets less its estimated accrued but unpaid liabilities (which include accrued but unpaid fees and expenses). The NAV of the Fund is calculated based on the price of Gold per ounce applied against the number of ounces of Gold owned by the Fund. The number of ounces of Gold held by the Fund is adjusted up or down on a daily basis to reflect the U.S. dollar value of currency gains or losses based on changes in the value of the Reference Currencies against the U.S. dollar. The number of ounces of Gold held by the Fund also reflects the amount of Gold delivered into (or out of) the Fund on a daily basis by (i) Authorized Participants creating and redeeming Shares and (ii) the Gold Delivery Provider making and taking delivery of Gold based on changes in the value of the U.S. dollar relative to the value of the Reference Currencies reflected in the Index. In determining the Fund’s NAV, the Administrator will value the Gold held by the Fund based on the London PM Fix price for an ounce of Gold. Although the Fund will not hold the Reference Currencies, the Gold Delivery Provider generally will value the Reference Currencies based on the rates in effect as of the WMR FX Fixing Time, which is generally at 4:00 PM London Time. The Administrator will also determine the NAV per Share. Unless there is a Market Disruption Event or Extraordinary Event, NAV generally will be calculated as of 4:00 PM London time. The general role, responsibilities and regulation of the Administrator are further described in “The Administrator.”

The Transfer Agent is [            ], a Division of [            ]. The Transfer Agent serves as the Fund’s transfer agent in connection with Creation and Redemption transactions of Shares and acts as the Fund’s distribution disbursing agent. The Transfer Agent receives and processes orders from Authorized Participants to create and redeem Creation Units and coordinates the processing of such orders with the Custodian and The Depository Trust Company, or DTC. The general role and responsibilities of the Transfer Agent are discussed in greater detail under the section “The Transfer Agent.”

The Custodian is                 . The Custodian is responsible for the safekeeping of the Gold held by the Fund. This includes (i) the Gold bars delivered to the Fund in connection with the creation of Creation Units by Authorized Participants and (ii) the Gold delivered to the Fund pursuant to the Gold Delivery Agreement. The Custodian also facilitates the transfer of Gold into and out of the Fund through Gold accounts it maintains for Authorized Participants, the Gold Delivery Provider and the Fund. The Custodian is a market maker, clearer and approved weigher under the rules of the London Bullion Market Association, or LBMA. The general role, responsibilities and regulation of the Custodian are further described in “The Custodian.”

The Gold Delivery Provider is             . The Gold Delivery Provider, in accordance with the Gold Delivery Agreement, calculates the amount of Gold to be delivered into or out of the Fund on a daily basis to reflect price movements in the Reference Currencies relative to the U.S. Dollar. This amount is referred to as the Gold Delivery Amount. On a daily basis, the Gold Delivery Provider delivers to, or receives from, the Fund the Gold Delivery Amount in accordance with the Gold Delivery Agreement.

The Trust expects to qualify as an “emerging growth company” subject to reduced public company reporting requirements under U.S. federal securities laws. The Trust has not elected to make use of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act of 2012, as amended, or the “JOBS Act.” This election is irrevocable. However, under the JOBS Act, emerging growth companies like the Trust are subject to reduced public company reporting requirements, as more fully described in “Risk Factors.” The Trust expects to qualify as an emerging growth company subject to reduced public company reporting requirements. The Trust expects to remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year on which the fifth anniversary of its initial public offering of Shares occurs, (ii) the last day of the fiscal year on which the Trust has annual gross revenues of $1 billion or more and (iii) the Trust becoming a “large accelerated filer” within the meaning of the Exchange Act. Other conditions that may trigger a loss of “emerging growth company” status, such as certain issuances of nonconvertible debt, are not expected to apply to the Trust due to the limited nature of its operations.

TRUST OBJECTIVE

The Fund seeks to track the performance of the             Global Gold Index (ex-USD), less the expenses of the Fund’s operations. The Index, and the Fund, are designed to reflect the daily price of gold bullion referenced in the Reference Currencies reflected in the Index. Accordingly, the Fund seeks to provide gold bullion returns as though an investor had invested in gold in terms of the Reference Currencies. The Fund is designed for investors who want a cost-effective and convenient way to invest in the performance of gold in terms of the Reference Currencies reflected in the Fund’s Index rather than in U.S. dollar terms. The Shares are intended to appreciate when the value of gold increases and/or when the Reference Currencies fall in value against the U.S. dollar. The Shares are intended to depreciate in value when the value of gold decreases and/or when the Reference Currencies rise in value against the U.S. dollar. The net impact on these changes determines the value of the Fund on a daily basis.

During periods of stock market stress, based on historical data over the past ten years, had the Index been in existence, it would have tended to diversify a portfolio of stocks and bonds similarly to gold, but tended to perform better than an investment in gold in U.S. Dollar terms. Past performance is not indicative of future performance and is no guarantee of future results.

The Fund seeks to track the performance of the Index by both (1) receiving and delivering Gold in connection with creations and redemptions of Shares, and (2) entering into a transaction each Business Day with the Gold Delivery Provider pursuant to which the Fund receives from, or delivers to, the Gold Delivery Provider an amount of Gold equal to the Fund’s daily profit or loss based on the change in the value of the Reference Currencies in the Index from one Business Day to the next. The terms of this daily transaction are set forth in the Gold Delivery Agreement. The amount of Gold transferred is equivalent to the Fund’s profit or loss as if the Fund had exchanged the Reference Currencies, in the proportion in which they are reflected in the Index, for U.S. dollars in an amount equal to the Fund’s declared holdings of Gold on such Business Day. In this manner, the value of the Gold held by the Fund is adjusted to reflect the daily change in the value of the Reference Currencies against the U.S. dollar.

The Fund is a passive investment vehicle. It is not actively managed and does not intend to deviate from the investment objective and operations described herein. The Fund does not intend to enter into any other Gold transactions other than with the Gold Delivery Provider as described in the Gold Delivery Agreement (except that the Fund may sell Gold to cover Fund expenses), and the Fund does not intend to enter into any currency transactions. The Fund is designed to track the performance of the Index regardless of: (i) the value of gold or any Reference Currency; (ii) market conditions and (iii) whether the Index is increasing or decreasing in value.

Advantages of investing in the Shares include:

➢	Ease and Flexibility of Investment. The Shares trade on the NYSE Arca and provide institutional and retail investors with indirect access to the gold bullion market referenced in terms of the particular Reference Currencies. The Shares may be bought and sold on the NYSE Arca and other Exchanges like other exchange-listed securities. Retail investors may purchase and sell Shares through traditional brokerage accounts or other investment accounts. Through a single transaction, the Shares permit investors to achieve exposure to gold and the specified Reference Currencies reflected in the Index. Unlike a dollar-denominated direct investment in gold or a dollar-denominated investment in a gold exchange-traded fund which does not provide exposure to a non-U.S. currency, an investor in the Fund is not required to engage in foreign exchange transactions in order to get exposure to gold in terms of a particular non-US currency. Instead, an investor can gain such exposure through a single transaction, thereby avoiding the difficulty of engaging in such foreign exchange transactions.

➢

Expenses.    The Sponsor expects that, for many investors, costs associated with buying and selling the Shares in the secondary market and the payment of the Trusts’ ongoing expenses will be lower than the combined costs associated with (i) buying and selling gold bullion and storing and insuring gold bullion in a traditional allocated account, and (ii) entering into a foreign exchange transaction to get exposure to gold in terms of the particular Reference Currencies reflected in the Index.

➢	Reduced Friction and Portfolio Transaction Costs. The Fund does not get exposure to gold in terms of Reference Currencies by engaging in transactions in futures, traditional swaps, or other derivatives that can lead to unseen, unpredictable and significant costs that reduce investor returns. Rather, the Gold Delivery Provider generally delivers Gold to or receives Gold from the Fund based on observable foreign exchange spot and gold market prices.

➢	Reduced Counterparty Risk. Unlike a product that derives its exposure from unsecured or partially secured derivative instruments for substantial periods of time, the Fund will get exposure to gold in Reference Currency terms by always either (i) holding the requisite amount of Gold in the Fund’s allocated account, or (ii) holding the requisite amount of Gold in the Fund’s unallocated account with physical Gold held in the Fund’s allocated account serving as collateral for the Gold held in the unallocated account.

➢	Investor Diversification. The Shares may help to diversify an investor’s portfolio because historically the Index would have exhibited low to negative correlation with both equities and conventional bonds and positive correlation to inflation.

➢	Transparency. The pricing of the Shares is transparent because Share prices will be published by the Listing Exchange and on the Sponsor’s website and, unlike other products that seek to provide investors with the performance of gold in terms of foreign currencies by engaging in active management to get foreign currency exposure, the Fund follows a passive index. The Index values and other key information about the Index will be publicly available.

Investing in the Shares does not insulate the investor from certain risks, including price volatility. See “Risk Factors.”

OPERATION OF THE FUND

The following chart provides a simplified depiction of the operation of the Fund. Specifically, the chart illustrates that the Fund will operate in the following manner: (1) Shares of the Fund will be listed on a stock exchange and investors will buy and sell Shares of the Fund through broker-dealers and other intermediaries; (2) Authorized Participants will buy and sell Shares in the Secondary Market in response to changing demand for Fund Shares; (3) Authorized Participants will create and redeem Shares for gold (and small amounts of cash if necessary) at the NAV per Share; and (4) the Gold Delivery Provider will make and take delivery of gold to and from the Fund to reflect changes in the value of the Fund’s gold holdings in terms of the Reference Currencies making up the Index.

Investors
Shares of the Fund are listed on a stock exchange and investors buy and sell Shares of the Fund through broker-dealers and other intermediaries.
Listing Exchange and Secondary Market
Authorized Participants buy and sell Shares in the Secondary Market in response to changing demand for Fund Shares.
Authorized Participants
Authorized Participants create and redeem Shares for gold (and small amounts of cash if necessary) at the NAV per Share.
Fund
The Gold Delivery Provider makes and takes delivery of gold to and from the Fund to reflect changes in the value of the Fund's gold holdings in terms of the Reference Currencies making up the Index.
Gold Delivery Provider

PRINCIPAL OFFICES

The Fund’s office is located at 510 Madison Avenue, 9th Floor, New York, New York 10022 and its telephone number is 212-317-3800. The Sponsor’s office is located at 510 Madison Avenue, 9th Floor, New York, New York 10022 and its telephone number is 212-317-3800. The Trustees’ office is located at [            ].The Administrator’s office is located at [            ]. The Transfer Agent’s office is located at [            ]. The Custodian’s office is located at [            ]. The Gold Delivery Provider’s office is located at [            ].

The Offering

Offering	The Shares represent units of fractional undivided beneficial interest in and ownership of the Fund.

Use of proceeds	Proceeds received by the Fund from the issuance and sale of Creation Units, including the Creation Units issued to [ ], the designated NYSE Arca specialist firm for the Shares (Specialist) in connection with the formation of the Fund and the Underwritten Shares (as described on the front page of this prospectus), will consist of gold deposits and, possibly from time to time, cash. During the life of the Fund such proceeds will only be (1) held by the Fund, (2) transferred by the Fund to or from the Gold Delivery Provider pursuant to the Gold Delivery Agreement, (3) disbursed or sold as needed to pay the Fund’s ongoing expenses and (4) distributed to Authorized Participants in connection with the redemption of Creation Units.

Proposed NYSE Arca symbol	GGLD

CUSIP

Creation and redemption	The Fund expects to create and redeem the Shares from time to time, but only in one or more Creation Units. The creation and redemption of Creation Units requires the delivery to the Fund or the distribution by the Fund of the amount of Gold and cash, if any, represented by the Creation Units being created or redeemed, the amount of which will be based on the combined NAV of the number of Shares included in the Creation Units being created or redeemed. The initial amount of Gold required for deposit with the Fund to create Shares is 10,000 ounces per Creation Unit. The number of ounces of Gold required to create a Creation Unit or to be delivered upon the redemption of a Creation Unit will gradually decrease over time, due to the accrual of the Fund’s expenses and the sale of the Fund’s Gold to pay the expenses. See “Business of the Trust — Trust Expenses — Pro Forma Impact of Fund Expenses.” The number of ounces of Gold required to be delivered in exchange for a Creation Unit or to be delivered by the Fund upon the redemption of a Creation Unit will increase or decrease depending on (i) fluctuations in the price of Gold and (ii) fluctuations in the value of the U.S. dollar relative to the value of the Reference Currencies reflected in the Index. Creation Units may be created or redeemed only by Authorized Participants, who will pay a transaction fee for each order to create or redeem Creation Units and may sell the Shares included in the Creation Units they create to other investors. See “Creation and Redemption of Shares” for more details.

Net Asset Value

The NAV of the Fund is the aggregate value of the Fund’s assets less its liabilities (which include estimated accrued but unpaid fees and expenses). The NAV of the Fund is calculated based on (i) the price of Gold per ounce held by the Fund in its allocated account applied against the number of ounces of Gold owned by the Fund, and (ii) the U.S. dollar value of the Gold temporarily held in the Fund’s unallocated account due to currency gains or losses based on changes in the value of the Reference Currencies against the U.S. dollar. The number of ounces of Gold held by the Fund reflects the amount of Gold delivered into (or out of) the Fund on a daily basis by Authorized Participants creating and redeeming Shares and the Gold Delivery Provider making and taking delivery of Gold based on changes in the value of the U.S. dollar relative to the value of the Reference Currencies reflected in the Index. Except as otherwise described herein, in determining the NAV of the Fund, the Administrator will value the Gold held by the Fund on the basis of the price of an ounce of gold as set by the afternoon session of the twice daily fix of the price of an ounce of Gold which starts at 3:00 PM London, England time and is performed by the members of the London gold fix. This is referred to as the “London PM Fix.” If no London PM Fix is made on a particular evaluation day or if the London PM fix has not been announced by 12:00 PM New York time on a particular evaluation day, the next most recent London gold price fix (AM or PM) will be used in the determination of the NAV of the Fund, unless the Administrator, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such determination. Although the Fund will not hold the Reference Currencies, the Gold Delivery Provider generally will value the Reference Currencies based on the rates in effect as of the WMR FX Fixing Time, which is generally 4:00 PM London Time. The Administrator will determine the NAV of the Fund on each day the NYSE Arca is open for regular trading, at the earlier of the WMR Fix for the day or 12:00 PM New York time, unless there is a Market Disruption Event or Extraordinary Event.

The Administrator will also determine the NAV per Share, which equals the NAV of the Fund, divided by the number of outstanding Shares.

Purchases and Sales in the Secondary Market	The Shares of the Fund are expected to be listed on the NYSE Arca and traded on the NYSE Arca and other national securities exchanges.

Creation Units of Shares in the Fund may be created or redeemed only by Authorized Participants. It is expected that Creation Units in the Fund will be created when there is sufficient demand for Shares in the Fund that the market price per Share is at a premium to the net asset value per Share. Authorized Participants are expected to sell such Shares to the public at prices that are expected to reflect, among other factors, the intra-day value of Gold and the Reference Currencies and the supply of and demand for Shares at the time of sale. Similarly, it is expected that Creation Units in the Fund will be redeemed when the market price per Share of such Fund is at a discount to the net asset value per Share. Retail investors seeking to purchase or sell Shares on any day are expected to effect such transactions in the secondary market, on the NYSE Arca or other national securities exchanges, at the market price per Share, rather than in connection with the creation or redemption of Creation Units.

The market price of the Shares of the Fund is not identical to the end-of-day net asset value per Share. However, the market price per share is expected to be close to the intra-day value of the Fund. Investors are able to use the indicative intra-day value per Share as a reference to help determine if they want to purchase Shares in the secondary market. The indicative intra-day value per Share of the Fund is based on the prior day’s final net asset value, adjusted four times per minute throughout the trading day to reflect the continuous estimated price changes of the Fund’s investments in gold to provide a continuously updated estimated net asset value per Share. Retail investors may purchase and sell Shares through traditional brokerage accounts or other intermediaries. Purchases or sales of Shares may be subject to customary brokerage commissions and other transaction charges. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

Fund expenses	The Fund’s only ordinary recurring expense is expected to be the Sponsor’s fee of 0.50% of the NAV of the Fund.

Sponsor Fees	The Sponsor will receive an annual fee equal to 0.50% of the daily NAV of the Fund. In return the Sponsor will be responsible for the payment of the ordinary fees and expenses of the Fund, including the Administrator’s fee, the Custodian’s fee, the Gold Delivery Provider’s fee, the Index Sponsor’s fee, and the administration fees of the Fund, regardless of whether the ordinary expenses of the Fund exceed 0.50% of the daily NAV of the Fund.

Voting rights	Shareholders have no voting rights except in limited circumstances. Certain amendments to the Declaration of Trust require consent of the Shareholders as described in more detail in “The Declaration of Trust — Amendments to Declaration of Trust.”

Termination events	The Sponsor may terminate and liquidate the Fund or the Trust in its sole discretion. The Sponsor would likely terminate and liquidate the Fund if one of the following events occurs:

➢	DTC, the securities depository for the Shares, is unwilling or unable to perform the functions specified in the Declaration of Trust and the Sponsor determines that no suitable replacement is available;

➢	The Shares are de-listed from the NYSE Arca and are not listed for trading on another U.S. national securities exchange within five business days from the date the Shares are de-listed;

➢	The Sponsor resigns or is unable to perform its duties or becomes bankrupt or insolvent and the Trustee has not appointed a successor and has not itself agreed to act as sponsor;

➢	The Custodian resigns and no successor custodian is appointed within [ ] days;

➢	The Index License Agreement for the Fund is terminated and a replacement index in not licensed within [ ] days;

➢	The Gold Delivery Agreement is terminated and no successor gold delivery agent is appointed within [ ] days;

➢	The sale of all of the Fund’s assets;

➢	If at any time after the expiration of 90 days of trading on the NYSE Arca the Net Asset Value of the Trust remains less than $50 million for a period of 50 consecutive Business Days; or

➢	The Trust fails to qualify for treatment, or ceases to be treated, for U.S. federal income tax purposes, as a grantor trust.

The Sponsor may also terminate the Trust upon the agreement of Shareholders owning at least 66 2/3% of the outstanding Shares. Upon the termination of the Fund, the Sponsor will, within a reasonable time after the termination of the Fund, cause the sale of the Fund’s Gold bars and, after paying or making provision for the Fund’s liabilities, distribute the proceeds to the Shareholders. See “The Declaration of Trust — Termination of the Trust.”

Authorized Participants	Creation Units may be created or redeemed only by Authorized Participants. Each Authorized Participant must (1) be a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) be a participant in DTC or DTC Participant, (3) have entered into an agreement with the Administrator and the Sponsor, or the Participant Agreement, and (4) have established an unallocated Gold account with the Custodian, or the Authorized Participant Unallocated Account. The Participant Agreement provides the procedures for the creation and redemption of Creation Units and for the delivery of Gold and cash, if any, required for such creations or redemptions. A list of the current Authorized Participants can be obtained from the Administrator or the Sponsor. See “Creation and Redemption of Shares” for more details.

Clearance and settlement	The Shares will be evidenced by global certificates that the Administrator issues to DTC. The Shares are available only in book-entry form. Shareholders may hold their Shares through DTC, if they are DTC Participants, or indirectly through entities that are DTC Participants.

SUMMARY OF FINANCIAL CONDITION

As of the date of the formation of the Fund on             , 2014, the NAV of the Fund, which represents the value of the gold deposited into the Fund in exchange for the Seed Creation Units, was $             and the NAV per Share was $            . See “Statement of Financial Condition” elsewhere in this prospectus.

Risk Factors

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included in this prospectus, including the Fund’s financial statements and the related notes.

RISKS RELATED TO AN INVESTMENT IN SHARES

The value of the Shares relates directly to the value of the Gold held by the Fund and the value of the Reference Currencies against the U.S. Dollar. Fluctuations in the price of gold and/or the value of the Reference Currencies could materially adversely affect an investment in the Shares.

The Shares are designed to mirror as closely as possible the performance of the price of gold in terms of the Reference Currencies, and the value of the Shares relates directly to the value of the Gold held by the Fund and the value of the Reference Currencies against the U.S. Dollar, less the Fund’s liabilities (including estimated accrued expenses). The price of gold and the price of each Reference Currency against the U.S. dollar have fluctuated widely over the past several years.

Several factors may affect the price of gold, including:

➢	Global gold supply and demand, which is influenced by such factors as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales, and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia.

➢	A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the Shares.

➢	A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the Shares.

➢	Global or regional political, economic or financial events and situations.

➢	Investors’ expectations with respect to the rate of inflation.

➢	Currency exchange rates.

➢	A widening of interest rate differentials between the cost of money and the cost of gold could negatively affect the price of gold which, in turn, could negatively affect the price of the shares.

➢	A combination of rising money interest rates and a continuation of the current low cost of borrowing gold could improve the economics of selling gold forward. This could result in an increase in hedging by gold mining companies and short selling by speculative interests, which would negatively affect the price of gold. Under such circumstances, the price of the shares would be similarly affected.

➢	Investment and trading activities of hedge funds and commodity funds.

If gold markets continue to be subject to sharp fluctuations, this may result in potential losses if you need to sell your Shares at a time when the price of gold is lower than it was when you made your investment. Even if you are able to hold Shares for the long-term, you may never experience a profit, since gold markets have historically experienced extended periods of flat or declining prices, in addition to sharp fluctuations.

In addition, investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to decline proportionately.

Risk Factors

Several factors may affect the value of the Reference Currencies or the U.S. dollar and, in turn, the amount of Gold to be transferred in and out of the Fund pursuant to the Gold Delivery Agreement, including, but not limited to:

➢	Debt level and trade deficit of the U.S. and the relevant non-U.S. countries;

➢	Inflation rates of the United States and the relevant non-U.S. countries and investors’ expectations concerning inflation rates;

➢	Interest rates of the United States and the relevant non-U.S. countries and investors’ expectations concerning interest rates;

➢	Global or regional political, economic or financial events and situations;

➢	Sovereign action to set or restrict currency conversion;

➢	Monetary policies and other related activities of central banks within the U.S. and other relevant foreign markets; and

➢	global investment and spending patterns.

These factors interrelate in complex ways. The effect of one factor on the market value of the Fund may offset or enhance the effect of another factor. In addition, the impact of changes in the value of a currency will affect investors differently depending upon the Reference Currencies in which such investors invest. Daily increases in the value of a Reference Currency against the U.S. dollar will negatively impact the daily performance of Shares of the Fund. Conversely, daily decreases in the value of a Reference Currency against the U.S. dollar will positively impact the daily performance of Shares of the Fund.

Currency exchange rates can be volatile and difficult to predict. This volatility could materially and adversely affect the performance of the Shares.

Foreign exchange rates are influenced by the factors identified immediately above and may also be influenced by, among other things: changing supply and demand for a particular currency; monetary policies of governments (including exchange control programs, restrictions on local exchanges or markets and limitations on foreign investment in a country or on investment by residents of a country in other countries); changes in balances of payments and trade; trade restrictions; and currency devaluations and revaluations. Also, governments from time to time intervene in the currency markets, directly and by regulation, in order to influence prices directly. These events and actions are unpredictable. The resulting volatility in the U.S. dollar / foreign currency exchange rate could materially and adversely affect the performance of the Shares.

The international gold market has experienced historically high trading prices in recent years. If such historically high trading prices for gold are not sustained, there could be significant decreases in the value of Gold and therefore the net asset value of the Fund.

Prices in the international gold market have reached historically high levels in recent years. The price of physical gold going forward and, in turn, the future value of net assets of the Fund, may be dependent upon factors that include global gold supply and demand, investors’ inflation expectations, exchange rate volatility and interest rate volatility. An adverse development with regard to one or more of these or other factors may lead to a decrease in gold bullion trading prices. A decline in prices of gold would have a negative impact on the net asset value of the Fund.

Substantial sales of gold by the official sector could adversely affect an investment in the Shares.

The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, most of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise mobilized in the open market. A number of central banks have sold portions of their gold over the past 10 years, with the result that the official sector, taken as a whole, has been a net supplier to the open market. Since 1999, most sales have been made in a coordinated manner under the terms of the Central Bank Gold

Risk Factors

Agreement, as amended, under which 18 of the world’s major central banks (including the European Central Bank) agree to limit the level of their gold sales and lending to the market. See “The Gold Industry — Sources of Gold Supply” and “Analysis of Movements in the Price of Gold” for more details. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold could decline significantly, which would adversely affect an investment in the Shares.

Because the Fund invests only in gold, an investment in the Fund may be more volatile than an investment in a more broadly diversified portfolio.

The Fund invests only in gold. As a result, the Fund’s holdings are not diversified. Accordingly, the Fund’s net asset value may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over short or long periods of time. The price of gold can be volatile because gold is comparatively less liquid than other commodities. Fluctuations in the price of gold are expected to have a direct impact on the value of the shares.

An investment in the Fund may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Fund. Investors should review closely the objective and strategy and redemption provisions of the Fund, as discussed herein and familiarize themselves with the risks associated with an investment in the Fund.

Crises may motivate large-scale sales of gold which could decrease the price of gold and adversely affect an investment in the Shares.

The possibility of large-scale distress sales of gold in times of crisis may have a negative impact on the price of gold and adversely affect an investment in the Shares. For example, the 2008 financial credit crisis resulted in significantly depressed prices of gold largely due to forced sales and deleveraging by institutional investors such as hedge funds and pension funds. Crises in the future may impair gold’s price performance which would, in turn, adversely affect an investment in the Shares.

Purchasing activity in the gold market associated with the delivery of gold bullion to the Fund in exchange for Creation Units may cause a temporary increase in the price of gold. This increase may adversely affect an investment in the Shares.

Purchasing activity associated with acquiring the gold bullion required for deposit into the Fund in connection with the creation of Creation Units may temporarily increase the market price of gold, which would likely result in higher prices for the Shares. Temporary increases in the market price of gold may also occur as a result of the purchasing activity of other market participants. Other market participants may attempt to benefit from an increase in the market price of gold that may result from increased purchasing activity of gold connected with the issuance of Creation Units. Consequently, the market price of gold may decline immediately after Creation Units are created. If the price of gold declines, it will have a negative impact on the value of the Shares.

The price of gold may be affected by the sale of gold by exchange traded funds, or ETFs or other exchange traded vehicles tracking gold markets.

To the extent existing ETFs, or other exchange traded vehicles tracking gold markets represent a significant proportion of demand for physical gold bullion, large redemptions of the securities of these ETFs or other exchange traded vehicles could negatively affect physical gold bullion prices and the price and NAV of the Shares.

Risk Factors

Because the value of the Gold held by the Trust is determined using the London PM Fix, potential discrepancies in, or manipulation of, the calculation of the London PM Fix could impact the value of the Gold held by the Trust and could have an adverse effect on the value of an investment in the Shares.

The London Gold Fix is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the member banks of The London Gold Market Fixing Ltd. using a bidding process that sets or “fixes” the price of gold by matching buy and sell orders submitted to the member banks for the applicable fixing time. The net asset value of the Trust is determined each day the Trust’s principal market, the NYSE Arca, is open for regular trading, using the 3:00 p.m. London Gold Fix, which is commonly referred to as the London PM Fix. The Trust, the Sponsor, and the Administrator do not participate in establishing the London PM Fix. Other trusts backed by physical gold also use the London Gold Fix to determine their asset value.

The London PM Fix is currently the most widely used benchmark for daily gold prices and has historically been viewed as a full and fair representation of all market interest at the time the London PM Fix is determined. Beginning in early 2014, increased attention has been directed to the use of various financial benchmarks and indices as price setting mechanisms for market transactions, including the London Gold Fix. For example, the press has reported that regulators in both Germany and the United Kingdom are currently reviewing the London Gold Fix as part of a wider review of how global benchmark rates are set. As of the date of this prospectus, one member of The London Gold Market Fixing Ltd. had been sanctioned by regulators in the United Kingdom for failing to adequately manage conflicts of interest and other matters in connection with the London Gold Fix and a senior trader for the firm had been sanctioned for inappropriate conduct relating to the London Gold Fix. It is possible that there may be additional regulatory actions brought against other members of The London Gold Market Fixing Ltd. Separately, several lawsuits have been filed against the member banks which establish the London Gold Fix for alleged manipulative conduct in connection with their role in determining the London Gold Fix. On May 13, 2014, Deutsche Bank AG ceased to participate in the London Gold Fix, leaving four member banks of The London Gold Market Fixing Ltd. as participants. There can be no assurance that additional member banks will not withdraw from the London Gold Fix process without finding a replacement.

Concerns about the integrity or reliability of the London PM Fix, even if eventually shown to be without merit, could adversely affect investor interest in gold and therefore adversely affect the price of gold and the value of an investment in the Shares. Because the net asset value of the Trust is determined using the London PM Fix, discrepancies in, or manipulation of, the calculation of the London PM Fix could have an adverse impact on the value of an investment in the Shares. Furthermore, concerns about the integrity or reliability of the pricing mechanism could disrupt trading in gold and products using the London PM Fix, such as the Shares. In addition, these concerns could potentially lead to both changes in the manner in which the London PM Fix is calculated and/or the discontinuance of the London Gold Fix altogether. Each of these events could lead to less liquidity or greater price volatility for gold and products using the London PM Fix, such as the Shares, or otherwise could have an adverse impact on the trading price of the Shares.

The Sponsor and the Administrator are monitoring the matters described above. The Sponsor and the Administrator continue to believe the London PM Fix is appropriate as a basis for the evaluation of the Gold held by the Trust. The Trust will continue to use the London PM Fix to value the Gold held by the Trust unless the Administrator, in consultation with the Sponsor, determines such price is inappropriate as a basis for evaluation of the Trust’s Gold. In such event, or in the event the London PM Fix is no longer calculated, the Administrator and Sponsor will, in good faith, identify an alternative basis for the evaluation of the Gold held by the Trust and take such action as they deem warranted. The use of an alternative indicator for the price of gold could result in materially different pricing of the Gold in the Trust, which could result in materially different valuations of the Trust’s Shares. Future changes to, or the discontinuance of, the London PM Fix may have a material effect on the Trust’s operations, including the creation or redemption of Shares, or the trading price of Shares.

Risk Factors

Because the value of the Trust relates to the value of the Reference Currencies, which is determined using the WMR Fix, potential discrepancies in, or manipulation of, the calculation of the WMR Fix could impact the value of the Reference Currencies and could have an adverse effect on the value of an investment in the Shares.

Any discrepancies in, or manipulation of, the calculation of the WMR Fix could have an adverse impact on the value of an investment in the Shares. Furthermore, concerns about the integrity or reliability of the pricing mechanism could disrupt trading in the Reference Currencies and products using the WMR Fix, such as the Shares. In addition, these concerns could potentially lead to both changes in the manner in which the WMR Fix is calculated and/or the discontinuance of the WMR Fix altogether. Each of these events could lead to less liquidity or greater price volatility for the Reference Currencies and products using the WMR Fix, such as the Shares, or otherwise could have an adverse impact on the trading price of the Shares. The use of an alternative indicator for the price of the Reference Currencies could result in materially different pricing of the Gold in the Trust, which could result in materially different valuations of the Trust’s Shares. Future changes to, or the discontinuance of, the WMR Fix may have a material effect on the Trust’s operations, including the creation or redemption of Shares, or the trading price of Shares.

Future governmental decisions may have a significant impact on the price of gold and the value of the Reference Currencies, which may result in a significant decrease or increase in the value of the net assets and the net asset value of the Fund.

Generally, gold prices reflect the supply and demand of available gold. Governmental decisions, such as the executive order issued by the President of the United States in 1933 requiring all persons in the United States to deliver gold to the Federal Reserve or the abandonment of the gold standard by the United States in 1971, have been viewed as having significant impact on the supply and demand of gold and the price of gold. Future governmental decisions may have an impact on the price of gold, and may result in a significant decrease or increase in the value of the net assets and the net asset value of the Fund.

Governmental intervention with respect to a particular country’s currency can have a significant impact on the value of such currency. For example, in July 2005, the Chinese government began to permit the RMB to float against the U.S. Dollar which was a shift from the country’s previous policy to the managed floating exchange rate regime, which is still in effect. Moreover, even after shifting to the managed floating exchange rate regime, the People’s Bank of China continues to intervene in the foreign exchange market by buying U.S. dollars against the RMB. In addition, countries may also devalue their currency. Venezuela, for example, devalued its currency in 2010, 2013 and 2014. It cannot be predicted whether governmental intervention regarding a country’s currency will occur, and in cases in which it does occur, it is unknown what impact the intervention will have on a country’s currency.

The value of any currency, including the Reference Currencies, relative to the U.S. dollar may be affected by complex political and economic factors.

The exchange rate of each Reference Currency in terms of the U.S. dollar is subject at any moment to a result of the supply and demand for the currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the various countries, including economic and political developments in other countries. Currency exchange rates may be particularly affected by the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in non-U.S. countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such non-U.S. countries, the United States and other countries important to international trade and finance.

Governments may use a variety of techniques, such as intervention by the central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They also may issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. The liquidity and trading value of the currencies could be affected by the actions of governments, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders.

Risk Factors

The currency market is a global, around-the-clock market. Therefore, the hours of trading for the Shares will not always conform to the hours during which non-U.S. currencies and U.S. dollars are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Shares.

Substantial purchases of a Reference Currency by the official sector could adversely affect an investment in the Shares.

The official sector holds a significant amount of various foreign currencies that can be mobilized in the open market. In the event that future economic, political or social conditions or pressures require members of the official sector to purchase a specific foreign currency simultaneously or in an uncoordinated manner, the supply for such currency might not be sufficient to accommodate the sudden increase in the demand of the currency to the market. Consequently, the price of a Reference Currency could increase, which would adversely affect an investment in the Shares.

Under certain limited circumstances, the Calculation Agent for the Index has discretion in relation to the Index and is under no obligation to consider your interests as holder of the Shares.

[            ] acts as the Calculation Agent (Calculation Agent) of the Index and is responsible for calculating and maintaining the official closing levels of the Index, maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by             , in its sole discretion, and the rules also permit the use of discretion by              in relation to the Index in specific instances, including but not limited to, the determination of the levels to be used in the event of market disruptions that affect its ability to calculate and publish the levels of the Index and the interpretation of rules governing the Index.

In addition, following the occurrence of certain extraordinary events, as described under “Description of the Global Gold Index (ex-USD) — Extraordinary Events,” the Calculation Agent for the Index has discretion, acting in good faith and in a commercially reasonable manner, to use different pricing sources on a specific date of its choosing in the event of certain extraordinary events, such as certain changes in law, or where it is reasonably necessary to do so to reflect the purpose of the Index. Unlike other indices, the maintenance of the Index is not governed by an independent committee.

Although the Calculation Agent for the Index will make all determinations and take all action in relation to the Index acting in good faith and a commercially reasonable manner, it should be noted that such discretion could have an impact, positive or negative, on the closing level of the Index. The Calculation Agent for the Index is under no obligation to consider your interests as a holder of the Shares in taking any actions that might affect the value of your Shares.

The level of the Index will reflect certain but not all of the transactional costs associated with buying and selling gold and the Reference Currencies.

One way in which the Index may differ from a typical index is that its level will reflect certain bid and ask spreads. For example, if the Index is notionally buying gold or a currency position, the Index will reference the ask price associated with gold or such currency position, and if the Index is selling gold or a currency position, the Index will reference the bid price associated with gold or such currency position. As a result of these bid and ask prices, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such transaction costs are deducted.

If the level of the Index ever falls to zero or a negative number, the level of the Index will become fixed and the Fund will terminate.

If the Index Calculation Agent determines that the closing level of the Index for an Index Calculation Day (as defined below) is less than or equal to zero, then the closing level of the Index for that Index Calculation Day and each subsequent Index Calculation Day will be deemed to be zero. Under these circumstances, the level of the Index will no longer increase or decrease, regardless of any future performance of gold or the Reference Currencies.

Risk Factors

If this occurs, the Index will no longer implement the investment strategy for which it is designed and will no longer provide any exposure to the performance of the Index and the Fund will terminate. As a result, the value of your Shares and any payment to you on your Shares will be adversely affected.

The Index is described as a “notional” or “synthetic” portfolio or strategy.

The Index’s exposures to the Gold Price and the Reference Currencies are purely notional and will exist solely in the records maintained by or on behalf of the Calculation Agent for the Index. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the reference assets reflected in the Index.

The Index has a limited operating history and may perform in unanticipated ways.

While the Index was commenced on [    ], it has been calculated on a “live” basis since [    ]. Therefore, the Index has limited operating history. Any back-testing or similar analysis performed by any person in respect of the Index must be considered illustrative only. Past performance is not indicative of future performance and is no guarantee of future results.

The Index may be removed or replaced if certain extraordinary events occur.

Following the occurrence of certain extraordinary events, as described under “Description of the Global Gold Index (ex-USD) — Extraordinary Events,” the Index may cease calculation or use different pricing sources. You should realize that changing pricing sources may affect the performance of the Index, and therefore, the return on the Shares, as the replacement pricing sources may result in significantly better or worse performance of the Fund than the original pricing sources.

The Reference Currencies may change on a tri-annual basis in accordance with the Index’s methodology that references a foreign exchange liquidity survey calculated by the Bank of International Settlements.

Every three years, the Index will determine new weights and may reference new currencies because the weights of the Index are based on a foreign exchange liquidity survey calculated by the Bank of International Settlements. New currencies or different weights may increase the risk associated with owing shares in the Fund. Additionally, when a new currency is added, the Index Sponsor and the Gold Delivery Provider may agree to different terms to allow for the introduction of the new currency. The Sponsor will not be required to seek the consent of shareholders if such a change is introduced, and such change may negatively impact the performance of the shares.

The Shares may trade at a price which is at, above or below the NAV per Share and any discount or premium in the trading price relative to the NAV per Share may widen as a result of non-concurrent trading hours between the COMEX division of the New York Mercantile Exchange, or the COMEX, and NYSE Arca.

The Shares may trade at, above or below the NAV per Share. The NAV per Share fluctuates with changes in the market value of the Fund’s assets. The trading price of the Shares fluctuates in accordance with changes in the NAV per Share as well as market supply and demand. The amount of the discount or premium in the trading price relative to the NAV per Share may be influenced by non-concurrent trading hours between the COMEX and NYSE Arca. While the Shares trade on NYSE Arca until 8:00 PM New York time, liquidity in the global gold market may be reduced after the close of the COMEX at 1:30 PM New York time. As a result, during this time, trading spreads, and the resulting premium or discount, on the Shares may widen.

However, because shares can be created and redeemed in Creation Units at NAV (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAVs), the Sponsor believes that large discounts or premiums to the NAV of the Fund are not likely to be sustained over the long term. While the creation/redemption feature is designed to make it more likely that the Fund’s shares normally will trade on stock exchanges at prices close to the Fund’s next calculated NAV, exchange prices are not expected to correlate exactly with the Fund’s NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, including disruptions at

Risk Factors

market makers or Authorized Participants, or to market participants or during periods of significant market volatility, may result in trading prices for shares of the Fund that differ significantly from its NAV.

The Fund is a passive investment vehicle. This means that the value of the Shares may be adversely affected by Fund losses that, if the Fund had been actively managed, it might have been possible to avoid.

The Administrator does not actively manage the Gold held by the Fund. This means that the Administrator does not sell Gold at times when its price is high, or acquire Gold at low prices in the expectation of future price increases. It also means that the Administrator does not make use of any of the hedging techniques available to professional gold investors to attempt to reduce the risks of losses resulting from price decreases. Moreover, transfers of Gold into or out of the Fund pursuant to the Gold Delivery Agreement are not offset by Fund purchases or sales of Gold in anticipation or in response to changes in foreign exchange rates. Any losses sustained by the Fund will adversely affect the value of the Shares.

The sale of the Fund’s Gold to pay expenses at a time of low gold prices or at a time when the value of a Reference Currency is increasing against the U.S. dollar could adversely affect the value of the Shares.

The Administrator will sell gold held by the Fund to pay Fund expenses on an as-needed basis irrespective of then-current gold prices or currency valuations. The Fund is not actively managed and no attempt will be made to buy or sell gold to protect against or to take advantage of fluctuations in the price of gold or the value of currencies. Consequently, the Fund’s gold may be sold or delivered out of the Fund at a time when the gold price is low, or at a time when the value of a Reference Currency is increasing against the U.S. dollar, resulting in a negative effect on the value of the Shares.

The lack of an active trading market or a halt in trading of the Shares may result in losses on investment at the time of disposition of the Shares.

Although the Shares will be listed for trading on the NYSE Arca, it cannot be assumed that an active trading market for the Shares will develop. If an investor needs to sell Shares at a time when no active market for Shares exists, or there is a halt in trading of securities generally or of the Shares, this will most likely adversely affect the price the investor receives for the Shares (assuming the investor is able to sell them).

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions intended to keep the price of the shares closely linked to the price of gold may not exist and, as a result, the price of the Shares may fall.

If the processes of creation and redemption of shares by Authorized Participants (which depend on timely transfers of gold to and by the Custodian) encounter any unanticipated difficulties, potential market participants who would otherwise be willing to purchase or redeem Creation Units to take advantage of any arbitrage opportunity arising from discrepancies between the price of the shares and the price of the underlying gold may not take the risk that, as a result of those difficulties, they may not be able to realize the profit they expect. If this is the case, the liquidity of the shares may decline and the price of the shares may fluctuate independently of the price of gold and may fall.

An investment in the Shares may be adversely affected by competition from other methods of investing in gold.

The Fund competes with other financial vehicles, including traditional debt and equity securities issued by companies in the gold industry and other securities backed by or linked to gold, direct investments in gold and investment vehicles similar to the Fund. Market and financial conditions, and other conditions beyond the Sponsor’s control, may make it more attractive to invest in other financial vehicles or to invest in gold directly, which could limit the market for the Shares and reduce the liquidity of the Shares.

Risk Factors

The amount of gold represented by each Share will decrease when the Sponsor’s Fee is paid in Shares and when the Administrator sells the Fund’s Gold to pay the Sponsor’s Fee and any other Fund expenses. Without increases in the price of gold and/or decreases in the prices of the Reference Currencies sufficient to compensate for this decrease, the price of the Shares will decline and you will lose money on your investment in Shares.

Although the Sponsor has agreed to assume all organizational and certain ordinary administrative and marketing expenses incurred by the Fund, not all Fund expenses will be assumed by the Sponsor. For example, most taxes and other governmental charges that may be imposed on the Fund’s property will not be paid by the Sponsor. As part of its agreement to assume some of the Fund’s ordinary administrative expenses, the Sponsor has agreed to pay legal fees and expenses of the Fund not in excess of $500,000 per annum. Any legal fees and expenses in excess of that amount will be the responsibility of the Fund.

The Sponsor intends to accept Shares of the Fund for the Sponsor’s Fee and reimbursement of expenses not assumed by the Sponsor. However, the Fund may be subject to certain other liabilities (for example, as a result of litigation) which have not been assumed by the Sponsor. The Fund will sell gold to pay those expenses, unless the Sponsor agrees to pay such expenses out of its own pocket and receive reimbursement from the Fund in the form of Shares.

To the extent the Fund issues additional Shares to pay the Sponsor’s Fee or sells gold to cover expenses or liabilities, the amount of gold represented by each Share will decrease. New deposits of gold, received in exchange for new Shares issued by the Fund, would not reverse this trend. A decrease in the amount of gold represented by each Share results in a decrease in the price of a Share even if the price of gold has not changed. To retain the Share’s original price, the price of gold would have to increase and/or the prices of the Reference Currencies would have to decrease. Without those beneficial price changes, the lesser amount of gold represented by the Share will have a correspondingly lower price. If these increases/decreases do not occur, or are not sufficient to counter the lesser amount of gold represented by each Share, you will sustain losses on your investment in Shares. The value of your investment also may decline if the price of the Shares is negatively affected by the Sponsor’s sale in the open market of the Shares that the Sponsor has received from the Fund as payment of the Sponsor’s Fee.

The value of the Shares could decline if unanticipated operational or trading problems arise.

There may be unanticipated problems or issues with respect to the mechanics of the Fund’s operations and the trading of the Shares that could have a material adverse effect on an investment in the Shares. In addition, to the extent that unanticipated operational or trading problems or issues arise, the Sponsor’s past experience and qualifications may not be suitable for solving these problems or issues.

The costs inherent in buying or selling Fund shares may detract significantly from investment results.

Buying or selling Fund shares on an exchange involves two types of costs that apply to all securities transactions effectuated on an exchange. When buying or selling shares of the Fund through a broker, you will likely incur a brokerage commission or other charges imposed by brokers as determined by that broker. In addition, you may incur the cost of the “spread,” that is, the difference between what investors are willing to pay for Fund shares (the “bid” price) and the price at which they are willing to sell Fund shares (the “ask” price). Because of the costs inherent in buying or selling Fund shares, frequent trading may detract significantly from investment results and an investment in Fund shares may not be advisable for investors who anticipate regularly making small investments.

Because of the Fund’s expenses a share in the Fund will need to realize a return of [%] in the first year for the value of a share at the end of the first year to equal the initial selling price.

The Fund pays the Sponsor the Sponsor’s Fee, which accrues daily at an annualized rate of .50% of the Adjusted Net Asset Value of the Fund, payable by the Fund monthly in arrears. The Sponsor is responsible for paying Organization and Offering Expenses, which consist of the costs and expenses incurred in connection with organizing the Fund and the initial issuance and distribution of the Shares. We anticipate that the Organization and Offering Expenses will be approximately [%]. The Sponsor is also responsible for paying

Risk Factors

Fund Operating Expenses, which consist of the following: (1) fees paid to the Sponsor; (2) fees paid to the Trustee; (3) fees paid to the Custodian; (4) fees paid to the Administrator and (5) various Fund administration fees, including printing and mailing costs, legal and audit fees, registration fees and NYSE Arca listing fees.

Based on the Sponsor’s fee of .50% on an annualized basis the Fund will need to realize a return of [%] in the first year for the value of a share at the end of the first year to equal the initial selling price (not including any customary brokerage commissions). Consequently, if the initial selling price of a Share is [$], the Fund will need to realize a return of [%] in the first year for the value of a share at the end of the first year to equal the initial selling price.

RISKS RELATING TO THE FUND’S OPERATIONS

The Fund is exposed to various operational risks.

The Fund is exposed to various operational risks, including human error, information technology failures and failure to comply with formal procedures intended to mitigate these risks, and is particularly dependent on electronic means of communicating, record-keeping and otherwise conducting business. In addition, the Fund generally exculpates, and in some cases indemnifies, its counterparties with respect to losses arising from unforeseen circumstances and events, which may include the interruption, suspension or restriction of trading on or the closure of NYSE Arca, power or other mechanical or technological failures or interruptions, computer viruses, communications disruptions, work stoppages, natural disasters, fire, war, terrorism, riots, rebellions or other circumstances beyond its or its counterparties’ control. Accordingly, the Fund generally bears the risk of loss with respect to these unforeseen circumstances and events to the extent relating to the Fund or the Shares.

Although it is expected that the Fund’s direct counterparties will generally have disaster recovery or similar programs or safeguards in place to mitigate the effect of such unforeseen circumstances and events, these safeguards may not be in place for all parties whose activities may affect the performance of the Fund, and these safeguards, even if implemented, may not be successful in preventing losses associated with such unforeseen circumstances and events. Moreover, the systems and applications on which the Fund relies may not continue to operate as intended. In addition to potentially causing performance failures at, or direct losses to, the Fund, any such unforeseen circumstances and events or operational failures may further distract the counterparties or personnel on which the Fund relies, reducing their ability to conduct the activities on which the Fund is dependent. These risks cannot be fully mitigated or prevented, and further efforts or expenditures to do so may not be cost-effective, whether due to reduced benefits from implementing additional or redundant safeguards or due to increases in associated maintenance requirements and other expenses that may make it more costly for the Fund to operate in more typical circumstances.

The Fund will rely on the Custodian for the safekeeping of essentially all of the Fund’s Gold. As a result, failure by the Custodian to exercise due care in the safekeeping of the Fund’s Gold could result in a loss to the Fund.

The Fund will be reliant on the Custodian for the safekeeping of essentially all of the Fund’s Gold. The Administrator is not liable for the acts or omissions of the Custodian. The Administrator has no obligation to monitor the activities of the Custodian other than to receive and review reports prepared by the Custodian pursuant to the Custody Agreement. In addition, the ability to monitor the performance of the Custodian may be limited because under the Custody Agreement the Administrator and the Sponsor and any accountants or other inspectors selected by the Sponsor have only limited rights to visit the premises of the Custodian for the purpose of examining the Fund’s Gold and certain related records maintained by the Custodian. As a result of the above, any failure by the Custodian to exercise due care in the safekeeping of the Fund’s Gold may not be detectable or controllable by the Administrator and could result in a loss to the Fund.

Risk Factors

Because the Custodian does not oversee or monitor the activities of subcustodians who may temporarily hold the Fund’s Gold bars until transported to the Custodian’s vault, failure by the subcustodians to exercise due care in the safekeeping of the Fund’s Gold bars could result in a loss to the Fund.

Under the Allocated Bullion Account Agreement, the Custodian agreed that it will hold all of the Fund’s Gold bars in its own vault premises except when the Gold bars have been allocated in a vault other than the Custodian’s vault premises, and in such cases the Custodian agreed that it will use commercially reasonable efforts promptly to transport the Gold bars to the Custodian’s vault, at the Custodian’s cost and risk. Nevertheless, there will be periods of time when some portion of the Fund’s Gold bars will be held by one or more subcustodians appointed by the Custodian or by a subcustodian of such subcustodian. The Allocated Bullion Account Agreement is described in “Description of the Custody Agreements.”

The Custodian is required under the Allocated Bullion Account Agreement to use reasonable care in appointing its subcustodians but otherwise has no other responsibility in relation to the subcustodians appointed by it. These subcustodians may in turn appoint further subcustodians, but the Custodian is not responsible for the appointment of these further subcustodians. The Custodian does not undertake to monitor the performance by subcustodians of their custody functions or their selection of further subcustodians. The Administrator does not undertake to monitor the performance of any subcustodian. Furthermore, the Administrator may have no right to visit the premises of any subcustodian for the purposes of examining the Fund’s Gold bars or any records maintained by the subcustodian, and no subcustodian will be obligated to cooperate in any review the Administrator may wish to conduct of the facilities, procedures, records or creditworthiness of such subcustodian. See “Custody of the Fund’s Gold” for more information about subcustodians that may hold the Fund’s Gold.

In addition, the ability of the Administrator to monitor the performance of the Custodian may be limited because under the Custody Agreements the Administrator has only limited rights to visit the premises of the Custodian for the purpose of examining the Fund’s Gold bars and certain related records maintained by the Custodian.

The ability of the Administrator and the Custodian to take legal action against subcustodians may be limited, which increases the possibility that the Fund may suffer a loss if a subcustodian does not use due care in the safekeeping of the Fund’s Gold bars.

If any subcustodian which holds Gold on a temporary basis does not exercise due care in the safekeeping of the Fund’s Gold bars, the ability of the Administrator or the Custodian to recover damages against such subcustodian may be limited to only such recourse, if any, as may be available under applicable English law or, if the subcustodian is not located in England, under other applicable law. This is because there are expected to be no written contractual arrangements between subcustodians who may hold the Fund’s Gold bars and the Administrator or the Custodian, as the case may be. If the Administrator’s or the Custodian’s recourse against the subcustodian is so limited, the Fund may not be adequately compensated for the loss. For more information on the Administrator’s and the Custodian’s ability to seek recovery against subcustodians and the subcustodian’s duty to safekeep the Fund’s Gold bars, see “Custody of the Fund’s Gold.”

Gold held in the Fund’s unallocated Gold account and any Authorized Participant’s unallocated Gold account will not be segregated from the Custodian’s assets. If the Custodian becomes insolvent, its assets may not be adequate to satisfy a claim by the Fund or any Authorized Participant. In addition, in the event of the Custodian’s insolvency, there may be a delay and costs incurred in identifying the Gold bars held in the Fund’s allocated Gold account.

Gold which is part of a deposit for a purchase order or part of a redemption distribution, or which is transferred into or out of the Fund pursuant to the Gold Delivery Agreement, will be held for a time in the Trust Unallocated Account and in the case of creations and redemptions, previously or subsequently in, the Authorized Participant Unallocated Account of the purchasing or redeeming Authorized Participant. During those times, the Fund and the Authorized Participant, as the case may be, will have no proprietary rights to any specific bars of Gold held by the Custodian and will each be an unsecured creditor of the Custodian with

Risk Factors

respect to the amount of Gold held in such unallocated accounts. In addition, if the Custodian fails to allocate the Fund’s Gold in a timely manner, in the proper amounts or otherwise in accordance with the terms of the Unallocated Bullion Account Agreement, or if a subcustodian fails to so segregate Gold held by it on behalf of the Fund, unallocated Gold will not be segregated from the Custodian’s assets, and the Fund will be an unsecured creditor of the Custodian with respect to the amount so held in the event of the insolvency of the Custodian. In the event the Custodian becomes insolvent, the Custodian’s assets might not be adequate to satisfy a claim by the Fund or the Authorized Participant for the amount of Gold held in their respective unallocated Gold accounts.

In the event of the insolvency of the Custodian, a liquidator may seek to freeze access to the Gold held in all of the accounts held by the Custodian, including the Trust Allocated Account. Although the Fund would retain legal title to the allocated Gold bars, the Fund could incur expenses in connection with obtaining control of the allocated Gold bars, and the assertion of a claim by such liquidator for unpaid fees due to the Custodian could delay creations and redemptions of Creation Units.

The lack of diversification of warehouse locations for the physical Gold held by the Custodian could result in significant losses to the Fund if the Gold warehoused at such locations is lost, damaged, stolen or inaccessible.

Custody of the Gold bullion deposited with and held for the account of the Fund is provided by the Custodian at its London, England, Toronto, Canada and New York, New York vaults, or with the consent of the Trustee and the Sponsor, in other places. The lack of diversification of warehouse locations could result in significant losses to the Fund if the Fund’s Gold bars held by the Custodian or any subcustodian on behalf of the Fund at any single location are lost, damaged, or stolen. The lack of diversification of warehouse locations could also result in significant losses if the Gold warehoused at a single location becomes inaccessible for a substantial period of time due to natural events (such as an earthquake) or human actions (such as a terrorist attack).

The Fund has entered into an agreement with the Gold Delivery Provider pursuant to which the Gold Delivery Provider has agreed to deliver to and receive from the Fund specified amounts of gold related to changes in the value of the Reference Currencies in the Index against the U.S. dollar as applied to the Fund’s declared holdings of Gold. If the Gold Delivery Provider cannot perform its obligations under the Gold Delivery Agreement the operations of the Fund will be adversely affected.

Under the Gold Delivery Agreement with the Trust, the Gold Delivery Provider has agreed to deliver to (and receive from) the Fund Gold in amounts intended to approximate the performance of the Fund’s holdings of Gold as though they had been denominated in the Reference Currencies. If the Gold Delivery Provider fails to deliver Gold pursuant to its obligations under the Gold Delivery Agreement, it would have an adverse affect on our operations. Moreover, to the extent that the Gold Delivery Provider could not honor its obligations under the Gold Delivery Agreement, such as due to bankruptcy or default under the agreement, we would need to find a new entity to act in the same capacity as the Gold Delivery Provider. If we could not quickly find someone to act in that capacity, the operations of the Fund may be adversely affected.

The Fund is a passive investment vehicle. It is not actively managed and is designed to track the Index during periods in which the Index is flat or declining as well as when the Index is rising.

The Fund is a passive vehicle and it is not actively managed. This means that the Fund is not designed to sell gold at times when its price is high, or acquire gold at low prices in the expectation of future price increases. It also means that the Fund does not make use of any of the hedging techniques available to professional gold investors to attempt to reduce the risks of losses resulting from price decreases. The Fund does not attempt to hedge or mitigate currency risk in any way. The Fund is designed to track the Index during periods in which the Index is flat or declining as well as when the Index is rising.

The Fund’s performance may deviate from changes in the levels of its Index.

The Fund’s performance will not replicate the performance of the Index for a number of reasons. Fund fees, expenses and transaction costs, which are not assessed at the Index level, will have a negative impact on the Fund’s performance and create tracking error between the Fund and the Index. In addition, it is possible that

Risk Factors

the Fund’s performance may not fully replicate the changes in levels of the Index due to disruptions in the markets for Gold and the relevant Reference Currencies or other extraordinary events, because of the failure of the Gold Delivery Provider to perform its obligations under the Gold Delivery Agreement or due to other unusual circumstances.

The Fund may be required to terminate and liquidate at a time that is disadvantageous to Shareholders.

If the Fund is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to Shareholders, such as when gold prices are lower than the gold prices at the time when Shareholders purchased their Shares. In such a case, when the Fund’s Gold is sold as part of the Fund’s liquidation, the resulting proceeds distributed to Shareholders will be less than if gold prices were higher at the time of sale.

The Shares are a new securities product and their value could decrease if unanticipated operational or trading problems arise.

The mechanisms and procedures governing the creation, redemption and offering of the Shares, as well as procedures for transferring gold into or out of the Fund pursuant to the Gold Delivery Agreement, have been developed specifically for this securities product. Consequently, there may be unanticipated problems or issues with respect to the mechanics of the Fund’s operations and the trading of the Shares that could have a material adverse effect on an investment in the Shares. In addition, although the Fund is not actively “managed” by traditional methods, to the extent that unanticipated operational or trading problems or issues arise, the Sponsor’s past experience and qualifications may not be suitable for solving these problems or issues.

The liquidity of the Shares may be affected by the withdrawal of Authorized Participants and substantial redemptions by Authorized Participants.

In the event that one or more Authorized Participants that has substantial interests in the Shares withdraws from participation, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares. The liquidity of the Shares also may be affected by substantial redemptions by Authorized Participants related to or independent of the withdrawal from participation of Authorized Participants. In the event that there are substantial redemptions of Shares or one or more Authorized Participants with a substantial interest in the Shares withdraws from participation, the liquidity of the Shares will likely decrease which could adversely affect the market price of the Shares and result in your incurring a loss on your investment.

Redemption orders are subject to postponement, suspension or rejection by the Administrator under certain circumstances.

The Administrator may, in its discretion, and will when directed by the Sponsor, suspend the right of redemption or postpone the redemption settlement date, (1) for any period during which the Listing Exchange is closed other than customary weekend or holiday closings, or trading on the Listing Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which the delivery, disposal or evaluation of gold is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of Shareholders. In addition, the Administrator will reject a redemption order if the order is not in proper form as described in the Participant Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful. Any such postponement, suspension or rejection could adversely affect a redeeming Shareholder. For example, the resulting delay may adversely affect the value of the Shareholder’s redemption distribution if the price of the Shares declines during the period of the delay. See “Creation and Redemption of Shares — Redemption Procedures.” Under the Declaration of Trust, the Sponsor and the Administrator disclaim any liability for any loss or damage that may result from any such suspension or postponement.

Shareholders do not have the rights enjoyed by investors in certain other investment vehicles.

As interests in an investment trust, the Shares have none of the statutory rights normally associated with the ownership of shares of a corporation (including, for example, the right to bring “oppression” or “derivative”

Risk Factors

actions). In addition, the Shares have limited voting and distribution rights (for example, Shareholders do not have the right to elect directors and will not receive dividends). See “Description of the Shares” for a description of the limited rights of holders of Shares.

The Fund’s Gold may be subject to loss, damage, theft or restriction on access.

There is a risk that some or all of the Fund’s Gold bars held by the Custodian or any subcustodian on behalf of the Fund could be lost, damaged or stolen. Access to the Fund’s Gold bars could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). Any of these events may adversely affect the operations of the Fund and, consequently, an investment in the Shares.

The Fund may not have adequate sources of recovery if its Gold is lost, damaged, stolen or destroyed and recovery may be limited, even in the event of fraud, to the market value of the gold at the time the fraud is discovered.

Shareholders’ recourse against the Fund, the Administrator, the Trustee and the Sponsor, under Delaware law, the Custodian, under English law, and any subcustodians under the law governing their custody operations is limited. The Fund does not insure its Gold. The Custodian maintains insurance with regard to its business on such terms and conditions as it considers appropriate which does not cover the full amount of gold. The Fund is not a beneficiary of any such insurance and does not have the ability to dictate the existence, nature or amount of coverage. Therefore, Shareholders cannot be assured that the Custodian will maintain adequate insurance or any insurance with respect to the Gold held by the Custodian on behalf of the Fund. In addition, the Custodian and the Administrator do not require any direct or indirect subcustodians to be insured or bonded with respect to their custodial activities or in respect of the Gold held by them on behalf of the Fund. Consequently, a loss may be suffered with respect to the Fund’s Gold which is not covered by insurance and for which no person is liable in damages.

The liability of the Custodian is limited under the Custody Agreements. Under the Custody Agreements, the Custodian is only liable for losses that are the direct result of its own negligence, fraud or willful default in the performance of its duties. Any such liability is further limited, in the case of the Allocated Bullion Account Agreement, to the market value of the gold bars held in the Fund’s allocated Gold account (Trust Allocated Account) at the time such negligence, fraud or willful default is discovered by the Custodian and, in the case of the Unallocated Bullion Account Agreement, to the amount of gold credited to the Fund’s unallocated Gold account (Trust Unallocated Account) at the time such negligence, fraud or willful default is discovered by the Custodian. The Custodian is not contractually or otherwise liable for any losses suffered by any Authorized Participant or Shareholder that are not the direct result of its own gross negligence, fraud or willful default in the performance of its duties under such agreement, and in no event will its liability exceed the market value of the balance in the Authorized Participant Unallocated Account at the time such gross negligence, fraud or willful default is discovered by the Custodian.

In addition, the Custodian will not be liable for any delay in performance or any non-performance of any of its obligations under the Custody Agreements by reason of any cause beyond its reasonable control, including acts of God, war or terrorism. As a result, the recourse of the Administrator or the investor, under English law, is limited. Furthermore, under English common law, the Custodian or any subcustodian will not be liable for any delay in the performance or any non-performance of its custodial obligations by reason of any cause beyond its reasonable control.

Gold bars may be held by one or more subcustodians appointed by the Custodian, or employed by the subcustodians appointed by the Custodian, until it is transported to the Custodian’s vault premises. Under the Allocated Bullion Account Agreement, except for an obligation on the part of the Custodian to use commercially reasonable efforts to obtain delivery of the Fund’s Gold bars from any subcustodians appointed by the Custodian, the Custodian is not liable for the acts or omissions of its subcustodians unless the selection of such subcustodians was made negligently or in bad faith. There are expected to be no written contractual arrangements between subcustodians that hold the Fund’s Gold bars and the Administrator or the Custodian, because traditionally such arrangements are based on the LBMA’s rules and on the customs and practices of the London bullion market. In the event of a legal dispute with respect to or arising from such arrangements, it may

Risk Factors

be difficult to define such customs and practices. The LBMA’s rules may be subject to change outside the control of the Fund. Under English law, neither the Administrator, nor the Custodian would have a supportable breach of contract claim against a subcustodian for losses relating to the safekeeping of gold. If the Fund’s Gold bars are lost or damaged while in the custody of a subcustodian, the Fund may not be able to recover damages from the Custodian or the subcustodian.

The obligations of the Custodian under the Allocated Bullion Account Agreement, the Unallocated Bullion Account Agreement and the Participant Unallocated Bullion Account Agreement are governed by English law. The Custodian may enter into arrangements with English subcustodians, which arrangements may also be governed by English law. The Trust is a Delaware statutory trust. Any United States, Delaware or other court situated in the United States may have difficulty interpreting English law (which, insofar as it relates to custody arrangements, is largely derived from court rulings rather than statute), LBMA rules or the customs and practices in the London custody market. It may be difficult or impossible for the Fund to sue a subcustodian in a United States, Delaware or other court situated in the United States. In addition, it may be difficult, time consuming and/or expensive for the Trust to enforce in a foreign court a judgment rendered by a United States, Delaware or other court situated in the United States.

If the Fund’s Gold bars are lost, damaged, stolen or destroyed under circumstances rendering a party liable to the Fund, the responsible party may not have the financial resources sufficient to satisfy the Fund’s claim. For example, as to a particular event of loss, the only source of recovery for the Fund might be limited to the Custodian, as currently it is the sole custodian holding all of the Fund’s Gold; or one or more subcustodians, if appointed; or, to the extent identifiable, other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim of the Fund.

Neither the Shareholders nor any Authorized Participant has a right under the Custody Agreements to assert a claim of the Administrator against the Custodian or any subcustodian; claims under the Custody Agreements may only be asserted by the Administrator on behalf of the Fund.

The service providers engaged by the Fund may not carry adequate insurance to cover claims against them by the Fund, which could adversely affect the value of net assets of the Fund.

The Administrator, the Custodian, and other service providers engaged by the Fund maintain such insurance as they deem adequate with respect to their respective businesses. Investors cannot be assured that any of the aforementioned parties will maintain any insurance with respect to the Fund’s assets held or the services that such parties provide to the Fund and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Fund. Accordingly, the Fund will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Fund in connection with such arrangements.

In issuing Creation Units, the Administrator relies on certain information received from the Custodian which is subject to confirmation after the Administrator has relied on the information. If such information turns out to be incorrect, Creation Units may be issued in exchange for an amount of gold which is more or less than the amount of gold which is required to be deposited with the Fund.

The Custodian’s definitive records are prepared after the close of its business day. However, when issuing Creation Units, the Administrator relies on information reporting the amount of gold credited to the Fund’s accounts which it receives from the Custodian during the business day and which is subject to correction during the preparation of the Custodian’s definitive records after the close of business. If the information relied upon by the Administrator is incorrect, the amount of gold actually received by the Fund may be more or less than the amount required to be deposited for the issuance of Creation Units.

The Fund’s obligation to reimburse the Authorized Participants for certain liabilities in the event the Sponsor fails to indemnify such parties could adversely affect an investment in the Shares.

Under the Participant Agreement, the Sponsor has agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the Authorized Participants may be required to make in respect of such liabilities. The Trust, on behalf of the Fund, has agreed

Risk Factors

to reimburse the Authorized Participants, solely from and to the extent of the Fund’s assets, for indemnification and contribution amounts due from the Sponsor in respect of such liabilities to the extent the Sponsor has not paid such amounts when due. In the event the Fund is required to pay any such amounts, assets of the Fund would be sold to cover the amount of any such payment and the NAV of the Fund would be reduced accordingly, thus adversely affecting an investment in the Shares.

Under the Declaration of Trust, the Sponsor may be able to seek indemnification from the Trust for payments it makes in connection with the Sponsor’s activities under the Declaration of Trust to the extent its conduct does not disqualify it from receiving such indemnification under the terms of the Declaration of Trust. The Sponsor will also be indemnified from the Trust and held harmless against any loss, liability or expense arising under the Participant Agreement insofar as such loss, liability or expense arises from any untrue statement or alleged untrue statement of a material fact contained in any written statement provided to the Sponsor by the Trustee, in excess of an aggregate amount for any fiscal year of $500,000.

Gold bullion allocated to the Fund in connection with the creation of a Creation Unit may not meet the London Good Delivery Standards and, if a Creation Unit is issued against such gold, the Fund may suffer a loss.

Neither the Administrator nor the Custodian independently confirms the fineness of the gold allocated to the Fund in connection with the creation of a Creation Unit. The Gold bullion allocated to the Fund by the Custodian may be different from the reported fineness or weight required by the LBMA’s standards for gold bars delivered in settlement of a gold trade (London Good Delivery Standards), the standards required by the Fund. If the Administrator nevertheless issues a Creation Unit against such gold, and if the Custodian fails to satisfy its obligation to credit the Fund the amount of any deficiency, the Fund may suffer a loss. The London Good Delivery Standards are described in “The Gold Industry — The London Bullion Market.” The Custodian’s responsibility for the allocation to the Fund of gold meeting LBMA standards is described in “Description of the Custody Agreements — Transfers from the Trust Unallocated Account.”

Competing claims over ownership of intellectual property rights related to the Fund could adversely affect the Fund and an investment in the Shares.

While the Sponsor believes that all intellectual property rights needed to operate the Fund are owned by or licensed to the Sponsor or an affiliate or have been obtained, third parties may allege or assert ownership of intellectual property rights which may be related to the design, structure and operations of the Fund. To the extent any claims of such ownership are brought or any proceedings are instituted to assert such claims, the negotiation, litigation or settlement of such claims, or the ultimate disposition of such claims in a court of law if a suit is brought, may adversely affect the Fund and an investment in the Shares, for example, resulting in expenses or damages or the termination of the Fund. See “Legal Proceedings.”

Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund.

The Sponsor will manage the business and affairs of the Fund. Conflicts of interest may arise among the Sponsor and its affiliates, on the one hand, and the Fund and its Shareholders, on the other hand. As a result of these conflicts, the Sponsor may favor its own interests and the interests of its affiliates over the Fund and its Shareholders. These potential conflicts include, among others, the following:

➢	The Sponsor has no fiduciary duties to, and is allowed to take into account the interests of parties other than the Fund and its Shareholders in resolving conflicts of interest;

➢	The Trust has agreed to indemnify the Sponsor and its affiliates pursuant to the terms of the Trust Agreement;

➢	The Sponsor, its affiliates and their officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Fund; and

➢	The Sponsor decides whether to retain separate counsel, accountants or others to perform services for the Fund.

Risk Factors

The Index is calculated without regard to the Fund. The Index Sponsor does not have any obligation to the Fund or its Shareholders other than as set forth in the Index License Agreement.

The Index is calculated without regard to the Fund. There is no assurance that the Index Sponsor will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The Index Sponsor does not have any obligation to take the needs of the Fund or its Shareholders into account when calculating the Index or making changes to the Index other than as set forth in the Index License Agreement. While the Index Sponsor does provide descriptions of what the Index is designed to achieve, the Index Sponsor does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in respect of their indices, and does not guarantee that the Index will be in line with their described index methodology.

The Fund is designed to track the performance of the Index regardless of whether the Index is increasing or decreasing in value. Consequently, the Fund does not provide any warranty or guarantee for Index Sponsor errors. Errors in respect of the quality, accuracy and completeness of the data may occur from time to time and may not be identified and corrected for a period of time, particularly where the indices are less commonly used. Therefore, gains, losses or costs associated with Index Sponsor errors will generally be borne by the Fund and its shareholders.

Because Gold in the Fund is valued at the price of gold independent of location and type of gold, the value of Gold in the Fund is limited to the price of gold multiplied by the Fine Ounce content of the gold.

Gold in the Fund is valued at the price of gold independent of location and type of gold. The price of gold commonly quoted refers to the price of a London Bar in London. Any gold that is not a London Bar located in London may obtain a bid price when offered for sale that deviates from the price of gold. Nonetheless, the Fund values all gold at the price of gold because the Sponsor assumes the cost of conversion of gold. Conversely, in the unlikely event that such a conversion yields a profit, the Sponsor, not the Fund, will keep such profit. As a result, the value of gold in the Fund is limited to the price of gold multiplied by the Fine Ounce content of the gold.

REGULATORY RISKS

Shareholders do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940.

The Fund is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such Act. Consequently, Shareholders do not have the regulatory protections provided to investors in investment companies.

The gold bullion custody operations of the Custodian are not subject to specific governmental regulatory supervision.

The Custodian is responsible for the safekeeping of the Fund’s Gold bullion that the Custodian allocates to the Fund in connection with the creation of Creation Units by Authorized Participants. The Custodian also facilitates the transfer of Gold in and out of the Fund through unallocated Gold accounts it maintains for Authorized Participants and the Fund. Although the Custodian is a market maker, clearer and approved weigher under the rules of the LBMA (which sets out good practices for participants in the bullion market), the LBMA is not an official or governmental regulatory body. Furthermore, although the Custodian is subject to supervision by the Board of Governors of the Federal Reserve System, and is generally regulated in the U.K. by the Financial Conduct Authority, such regulations do not directly cover the Custodian’s Gold bullion custody operations in the U.K. Accordingly, the Fund is dependent on the Custodian to comply with the best practices of the LBMA and to implement satisfactory internal controls for its Gold bullion custody operations in order to keep the Fund’s Gold secure.

Risk Factors

The Listing Exchange may halt trading in the Shares, which would adversely impact your ability to sell your Shares.

The Shares are expected to be listed for trading on NYSE Arca under the symbol “GGLD.” Trading in the Shares may be halted due to market conditions or, in light of NYSE Arca rules and procedures, for reasons that, in the view of NYSE Arca, make trading in the Shares inadvisable, or in the event certain information about the Index, the value of the Shares and the NAV is not made available as required by such rules and procedures. Shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase or redeem shares. At such times, shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the Fund accepts purchase and redemption orders.

In addition, trading generally on NYSE Arca is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified market decline. There can be no assurance that the requirements necessary to maintain the listing of the Shares will continue to be met or will remain unchanged. The Fund will be dissolved if the Shares are delisted from NYSE Arca and are not approved for listing on another national securities exchange within five business days of their delisting.

The Trust expects to qualify as an emerging growth company subject to reduced public company reporting requirements.

The Trust expects to qualify as an “emerging growth company” as defined in the JOBS Act. The Trust has not elected to make use of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, which election is irrevocable. However, for so long as the Trust remains an emerging growth company, it will be subject to reduced public company reporting requirements. Among other things, emerging growth companies are exempt from the auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act, are exempt from certain “say on pay” provisions of the Dodd-Frank Act, and are subject to reduced disclosure requirements relating to executive compensation and audited financial statements. The Trust may take advantage of the exemptions and scaled requirements applicable to emerging growth companies.

TAX RISKS

If a U.S. investor who or that is an individual, estate or trust (each referred to in this paragraph and the next paragraph as an “individual”) sells or exchanges shares held for more than a year, any gain recognized on the sale or exchange generally will be subject to federal income tax at a maximum rate of 28% rather than the lower maximum rates applicable to most other long-term capital gains an individual recognizes.

Gains recognized by an individual from the sale of “collectibles,” which term includes gold, held for more than one year are subject to federal income tax at a maximum rate of 28% rather than the lower maximum rates applicable to most other long-term capital gains individuals recognize (a maximum of 15% for a single individual with taxable income not exceeding $400,000 ($450,000 for married individuals filing jointly) and 20% for individuals with taxable income exceeding those respective amounts). For these purposes, gain an individual recognizes on the sale of an interest in a “grantor trust” that holds collectibles (such as the Trust) is treated as gain recognized on the sale of the collectibles, to the extent the gain is attributable to unrealized appreciation in value of the collectibles. Therefore, any gain recognized by an individual U.S. investor attributable to a sale or exchange of shares held for more than one year, or attributable to the Fund’s sale of any gold that the investor is treated (through its ownership of shares) as having held for more than one year, generally will be subject to federal income tax at a maximum rate of 28%. The tax rates for capital gains recognized on the sale of assets held by an individual U.S. investor for one year or less, or by a taxpayer other than an individual, are generally the same as those at which ordinary income is taxed.

Risk Factors

Gold Delivered In and Out of the Fund Pursuant to the Gold Delivery Agreement Will Have Tax Consequences to Investors.

As a grantor trust, investors in the Fund will be treated as if they directly received their respective pro rata share of the Fund’s income, which will include income received as a result of the delivery by the Gold Delivery Provider of Gold to the Fund under the Gold Delivery Agreement. The character of this income will be determined on the basis of the particular circumstances of each investor. Each investor will receive an increase in its tax basis for its pro rata share of the fair market value of Gold received by the Fund from the Gold Delivery Provider. The payment by the Fund to the Gold Delivery Provider under the Gold Delivery Agreement will be treated as the disposition of Gold in the amount of such payment and may result in gain or loss to such investors. Such investors may be able to deduct the payment as an expense but the treatment of such expense deduction may differ depending on the investors particular tax circumstances. For further discussion and special rules which may affect non-U.S. Investors, see the discussion at United Stated Federal Tax Consequences below.

Use of Proceeds

Proceeds received by the Fund from the issuance and sale of Creation Units, including the Seed Creation Units and the Underwritten Shares (which are described on the front page of this prospectus), will consist of gold deposits and, possibly from time to time, cash (including in connection with the Seed Creation Units, the cash proceeds from which will be used to purchase gold). Pursuant to the Declaration of Trust such proceeds will only be (1) held by the Fund, (2) transferred to or from the Gold Delivery Provider pursuant to the Gold Delivery Agreement, (3) disbursed or sold as needed to pay the Fund’s ongoing expenses and (4) distributed to Authorized Participants in connection with the redemption of Creation Units.

Overview of the Gold Industry

GOLD SUPPLY AND DEMAND

Gold is a physical asset that is accumulated, rather than consumed. As a result, virtually all the gold that has ever been mined still exists today in one form or another. GFMS Gold Survey 2014, a publication of Thompson Reuters GFMS Limited, or GFMS, an independent precious metals research organization based in London, estimates that existing above-ground stocks of gold amounted to 176,000 tonnes (approximately 6.2 billion ounces) at the end of 2013. These stocks increased by approximately 1.7% in 2013.

WORLD GOLD SUPPLY AND DEMAND (2009 – 2013)

The following table sets forth a summary of the world gold supply and demand for the last 5 years. It is based on information reported in the Thomson Reuters GFMS Gold Survey 2014.

World Gold Supply and Demand, 2009-2013

(tonnes)	2009	2010	2011	2012	2013
Supply
Mine production	2,613	2,741	2,839	2,861	3,022
Scrap	1,726	1,711	1,659	1,634	1,280
Net Hedging Supply	-234	-106	11	-40	-48
Total Supply	4,104	4,346	4,509	4,455	4,254
Demand
Jewellery	1,817	2,034	2,029	1,998	2,361
Industrial Fabrication	414	469	458	415	409
of which Electronics	275	326	320	284	279
of which Dental & Medical	53	48	43	39	36
of which Other Industrial	87	95	95	92	93
Net Official Sector	-34	77	457	544	409
Retail Investment	825	1,229	1,569	1,357	1,778
of which Bars	536	935	1,242	1,036	1,377
of which Coins	289	295	327	321	401
Physical Demand	3,023	3,890	4,512	4,315	4,957
Physical Surplus/Deficit	1,081	536	-3	140	-703
ETF Inventory Build	623	382	185	279	-880
Exchange Inventory Build	39	54	-6	-10	-99
Net Balance	418	100	-182	-129	277
Gold Price (London PM, US$/oz)	972.35	1,224.52	1,571.52	1,668.98	1,411.23

Source: GFMS, Thompson Reuters

Totals may not add due to independent rounding. Net producer hedging is the change in the physical market impact of mining companies’ gold loans, forwards and options positions

SOURCES OF GOLD SUPPLY

Based on data from the GFMS Gold Survey 2014, gold supply averaged 3,985 tonnes (t) per year between 2004 and 2013. Sources of gold supply include both mine production and recycled above-ground stocks. The largest portion of gold supplied to the market is from gold mine production, which averaged approximately 2,657t per year from 2004 through 2013. The second largest source of annual gold supply is recycled gold, which is gold that has been recovered from jewelry and other fabricated products and converted back into marketable gold; recycled gold averaged approximately 1,328t annually between 2004 through 2013.

SOURCES OF GOLD DEMAND

Based on data from the GFMS Gold Survey 2014, identifiable gold demand averaged 3,750t per year between 2004 and 2013. Gold demand generally comes from four sources: jewelry, industry (including medical

Overview of the Gold Industry

applications), investment and the official sector (including central banks and supranational organizations). The largest source of demand comes from jewelry, which accounted for 60% of the identifiable demand from 2004 through 2013 followed by identifiable investment demand which accounted for a further 30%. While jewelry remains by far the largest component of demand, its share has decreased over recent years in favor of investment demand.

Gold demand is widely dispersed throughout the world with significant contributions from India and China. While in many countries there are seasonal fluctuations in the levels of demand for gold—especially jewelry—variations in the timing of such fluctuations mean that seasonal changes in demand do not appear to have a significant impact on the global gold price.

Having been a source of gold supply for many years, since 2010 the official sector has been a source of demand. Between 2004 and 2009, official sector annual net sales averaged 377t. 2010, however, marked the first full year in more than two decades that the official sector was a net buyer and between 2010-2013 annual net purchases averaged 372t. The prominence given by market commentators to this activity coupled with the total amount of gold held by the official sector, has resulted in this area being one of the more visible shifts in the gold market.

OPERATION OF THE GOLD BULLION MARKET

The global trade in gold consists of over-the-counter, or OTC, transactions in spot, forwards, and options and other derivatives, together with exchange-traded futures and options.

GLOBAL OVER-THE-COUNTER MARKET

The OTC market trades on a continuous basis and accounts for most global gold trading. Market makers and participants in the OTC market trade with each other and their clients on a principal-to-principal basis. All risks and issues of credit are between the parties directly involved in the transaction. The three products relevant to London Bullion Market association (LBMA) market making are Spot (S), Forwards (F) and Options (O).1 There are eleven LBMA Market Makers who provide the service in one, two or all three products. Of the eleven LBMA Market Makers, there are five Full Market Makers and six Market Makers.

The six LBMA Market Makers who provide two-way pricing in either one or two products are: Bank of America, Merrill Lynch (O), Credit Suisse (S, O), Deutsche Bank (S,O) Mitsui & Co Precious Metals (S), Societe Generale (S,F), and Bank of Nova Scotia -ScotiaMocatta (S, F)

The OTC market provides a relatively flexible market in term of quotes, price, size, destinations for delivery and other factors. Bullion dealers customize transactions to meet clients’ requirements. The OTC market has no formal structure and no open-outcry meeting place.

The main centers of the OTC market are London, New York and Zurich. Mining companies, central banks, manufacturers of jewelry and industrial products, together with investors and speculators, tend to transact their business through one of these centers. Centers such as Dubai and several cities in the Far East also transact substantial OTC market business. Bullion dealers have offices around the world and most of the world’s major bullion dealers are either members or associate members of the LBMA.

In the OTC market, the standard size of gold trades ranges between 5,000 and 10,000 ounces. Bid-offer spreads are typically $0.50 per ounce. Transaction costs in the OTC market are negotiable between the parties and therefore vary widely, with some dealers willing to offer clients competitive prices for larger volumes, although this will vary according to the dealer, the client and market conditions. Cost indicators can be obtained from various information service providers as well as dealers.

Liquidity in the OTC market can vary from time to time during the course of the 24-hour trading day. Fluctuations in liquidity are reflected in adjustments to dealing spreads – the difference between a dealer’s

[1]	http://www.lbma.org.uk/membership

Overview of the Gold Industry

“buy” and “sell” prices. The period of greatest liquidity in the gold market generally occurs at the time of day when trading in the European time zones overlaps with trading in the United States, which is when OTC market trading in London, New York and other centers coincides with futures and options trading on the COMEX.

THE LONDON BULLION MARKET

Although the market for physical gold is global, most OTC market trades are cleared through London. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists,” which are the lists of LBMA accredited melters and assayers of gold. The LBMA also coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation.

The term “loco London” refers to gold bars physically held in London that meet the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of a LBMA acceptable refiner) and appearance set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA. Gold bars meeting these requirements are known as “London Good Delivery Bars.” All of the gold held by the Fund will be London Good Delivery Bars meeting the requirements of London Good Delivery Standards.

The unit of trade in London is the troy ounce, whose conversion between grams is: 1,000 grams = 32.1507465 troy ounces and 1 troy ounce = 31.1034768 grams. A London Good Delivery Bar is acceptable for delivery in settlement of a transaction on the OTC market. Typically referred to as 400-ounce bars, a London Good Delivery Bar must contain between 350 and 430 fine troy ounces of gold, with a minimum fineness (or purity) of 995 parts per 1,000 (99.5%), be of good appearance and be easy to handle and stack. The fine gold content of a gold bar is calculated by multiplying the gross weight of the bar (expressed in units of 0.025 troy ounces) by the fineness of the bar.

THE LONDON FIX

Twice daily during London trading hours there is a fix which provides reference gold prices for that day’s trading. Many long-term contracts will be priced on the basis of either the morning (AM) or afternoon (PM) London fix, and market participants will usually refer to one or the other of these prices when looking for a basis for valuations. The London fix is the most widely used benchmark for daily gold prices and is quoted by various financial information sources.

Membership of the London fix is traditionally limited to banks that are a bullion dealer and a member of the LBMA. The chairmanship rotates annually among the member firms. The fix takes place by telephone and the member firms no longer meet face-to-face, as was previously the case. There is a morning session at 10:30 AM London time and an afternoon session at 3:00 PM London time. The current members of the London gold fix are Barclays, HSBC, Bank of Nova Scotia -ScotiaMocatta and Societe Generale. Any other market participant wishing to participate in the trading on the fix is required to do so through one of the four gold fixing members.

Orders are placed either with one of the four fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their net interest at the fixing. The fix begins with the fixing chairman suggesting an opening price reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw his order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media.

FUTURES EXCHANGES

The most significant gold futures exchange is COMEX, part of the CME Group. It began to offer trading in gold futures contracts in 1974 and for most of the period since that date, it has been the largest exchange in the world for trading precious metals futures and options. TOCOM (Tokyo Commodity Exchange) is another significant futures exchange and has been trading gold since 1982. Trading on these exchanges is based on fixed

Overview of the Gold Industry

delivery dates and transaction sizes for the futures and options contracts traded. Trading costs are negotiable. As a matter of practice, only a small percentage of the futures market turnover ever comes to physical delivery of the gold represented by the contracts traded. Both exchanges permit trading on margin. Margin trading can add to the speculative risk involved given the potential for margin calls if the price moves against the contract holder. Both COMEX and TOCOM operate through a central clearance system and in each case, the clearing organization acts as a counterparty for each member for clearing purposes.

Over recent years China has become an important source of gold demand and its futures market have grown too. Gold futures contracts are traded on the Shanghai Gold Exchange and the Shanghai Futures Exchange.

The Fund is not trading any futures and thus will not be conducting trades on any of these futures exchanges.

MARKET REGULATION

The global gold markets are overseen and regulated by both governmental and self-regulatory organizations. In addition, certain trade associations have established rules and protocols for market practices and participants.

ANALYSIS OF MOVEMENTS IN THE PRICE OF GOLD / U.S. DOLLAR RELATIVE TO THE REFERENCE CURRENCY

As movements in the price of gold and the value of the U.S. dollar relative to the Reference Currency are expected to directly affect the price of the Shares, investors should understand what the recent movements in the price of gold and the U.S. dollar relative to the Reference Currency have been. Investors, however, should also be aware that past movements in gold and the U.S. dollar relative to the Reference Currency are not indicators of future movements.

The following chart provides historical background on the price of gold. The chart illustrates movements in the price of gold in U.S. dollars per ounce over the period from November 18, 2004 to September 30, 2013, and is based on the London PM fix.

Daily gold price — November 18, 2004 to September 30, 2013

Overview of the Foreign Exchange Markets

There are three major kinds of transactions in the traditional foreign exchange markets: spot transactions, forwards and foreign exchange swaps. “Spot” trades are foreign exchange transactions that settle with physical delivery of a currency typically within two business days with the counterparty to the trade. “Forward” trades are transactions that settle on a date beyond spot, and can be either deliverable forwards, which require the delivery of the currency at the settlement of the transaction, or non-deliverable forwards which are not settled by physical delivery of the foreign currency, but rather through cash settlement. “Swap” transactions are transactions in which two parties exchange principal and interest in one currency for the principal and interest of another currency on one or more specified dates over an agreed period. There also are transactions in currency options, which trade both over-the-counter and, in the U.S., on the Philadelphia Stock Exchange. Foreign exchange forward, swap and option transactions are subject to the jurisdiction of the CFTC and are regulated as swaps, other than currency options that are traded on the Philadelphia Stock Exchange, which are regulated as securities by the SEC. Currency futures are transactions in which an institution buys or sells a standardized amount of foreign currency on an organized exchange for delivery on one of several specified dates. Currency futures are traded in a number of regulated markets, including the International Monetary Market division of the Chicago Mercantile Exchange, the Singapore Exchange Derivatives Trading Limited (formerly the Singapore International Monetary Exchange, or SIMEX) and the London International Financial Futures Exchange (LIFFE).

Participants in the foreign exchange market have various reasons for participating. Multinational corporations and importers need foreign currency to acquire materials or goods from abroad. Banks and multinational corporations sometimes require specific wholesale funding for their commercial loan or other foreign investment portfolios. Some participants hedge open currency exposure through off-balance-sheet products.

The primary market participants in foreign exchange are banks (including government-controlled central banks), investment banks, money managers, multinational corporations and institutional investors. The most significant participants are the major international commercial banks that act both as brokers and as dealers. In their dealer role, these banks maintain long or short positions in a currency and seek to profit from changes in exchange rates. In their broker role, the banks handle buy and sell orders from commercial customers, such as multinational corporations. The banks earn commissions when acting as agent. They profit from the spread between the rates at which they buy and sell currency for customers when they act as principal.

Objective of the Fund

The investment objective of the Fund is to track the performance of the Index, less expenses of the Fund’s operations. The Index is designed to reflect the performance of the daily price of gold bullion referenced in the specified Reference Currencies reflected in the Index. The Shares represent an alternative means to invest in gold, in terms of the Reference Currencies reflected in the Index, rather than in U.S. dollar terms. As the value of the Index and Shares are tied to the daily value of gold and the daily value of the Reference Currencies against the U.S. dollar, it is important in understanding the investment attributes of the Shares to first understand the investment attributes of gold and the investment attributes of non-U.S. currencies.

THE CASE FOR INVESTING IN GOLD REFERENCED IN NON-U.S. CURRENCIES

All forms of investment carry some degree of risk. In addition, the Shares have certain unique risks, as described in “Risk Factors” starting on page 9. Holding gold directly also has risks. However, including gold in a well-balanced portfolio can help diversify risk.

Gold’s ability to serve as a portfolio diversifier is due to its historically low-to-negative correlation with stocks and bonds. The economic forces that determine the price of gold are different from the forces that determine the prices of most financial assets. For example, the price of a stock often depends on the earnings or growth potential of the issuing company or the confidence investors have in its management. The price of a bond depends primarily on its credit rating, its yield and the yields of competing fixed income investments. The price of gold, however, depends on different factors, including the supply and demand for gold, the strength or weakness of the U.S. dollar, the rate of inflation and interest rates and the current political environment. Gold does not depend on a promise to pay on the part of any government or corporation, as is the case with investments in money market instruments as well as in the corporate and government bond markets. Gold is not directly affected by the economic policies of any individual country and cannot be repudiated, as is the case with paper assets. Gold is not subject to the risk of default or bankruptcy. Gold cannot be created at will as can paper-backed assets.

Some of gold’s investment attributes are shared with traditional portfolio diversifiers, which include non-US equities, emerging markets securities, real estate investment trusts, and domestic and foreign bonds. Gold historically has had little correlation with these traditional diversifiers and low-to-negative correlation with the Standard & Poor’s 500 Index, which is widely regarded as the standard for measuring the stock market performance of large capitalized U.S. companies. In the search for effective diversification, investors have begun to turn to a variety of non-traditional diversifiers. These non-traditional diversifiers include hedge and private equity funds, commodities, timber and forestry, fine art and collectibles. Gold has one or more of the following advantages over each of these non-traditional diversifiers: greater liquidity, lower risk and lower management and holding costs.

An investment in the Shares may amplify gold’s portfolio diversification effect. In periods of stock market stress, investors have tended to seek safety in U.S. Dollar-denominated assets, which has tended to increase the value of the U.S. Dollar. Thus, during periods of stock market stress, gold purchased with U.S. Dollars has tended to act as a portfolio diversifier, but gold purchased with foreign currencies has tended to provide even better diversification because investors were able to hold onto their appreciating U.S. Dollars. Although investors purchase the Shares with U.S. Dollars, the Gold Delivery Agreement is designed to provide investors with the economic effect of holding gold in terms of the Reference Currencies rather than in terms of U.S. Dollars. Accordingly, the Sponsor believes that the Shares will tend to provide investors with greater portfolio diversification than holding gold in U.S. Dollar terms.

During periods of stock market stress, based on historical data over the last ten years, had the Index been in existence, it would have outperformed gold in U.S. dollar terms and therefore helped to better diversify an investor’s portfolio. For example, from July 1, 2008 to March 31, 2009, which roughly covers a period of significant losses in the stock market, gold in U.S. Dollar terms rose approximately 4.5% whereas the Index rose approximately 18.8%. Conversely, during periods where the stock market performed relatively well, gold in U.S. Dollar terms has tended to outperform the Index. Although many factors can drive the performance of

Objective of the Fund

both gold and currencies, the Index has tended to outperform gold in U.S. dollar terms during periods of stock market stress because, during those periods, investors have tended to engage in a flight to quality and invest in both gold and U.S. dollar-denominated assets. Past performance is not indicative of future performance and is no guarantee of future results.

DESCRIPTION OF                     THE GLOBAL GOLD INDEX (EX-USD)

GENERAL

The                 Global Gold Index (ex-USD) is maintained and calculated by                     , the Index Sponsor. The description of the strategy and methodology underlying the Index included in this prospectus is based on rules formulated by                     (the “Index Rules”), and is qualified by the full text of the Index Rules. The Index Rules, and not this description, will govern the calculation and constitution of the Index and other decisions and actions related to its maintenance. The Index Rules in effect as of the date of this underlying supplement are attached as Annex A to this prospectus. The Index is the intellectual property of [                     ], and [                     ] reserves all rights with respect to its ownership of the Index.

The Index is published by [                    ] under the ticker symbol “[                     ].”

On any Publication Day (as defined below), the Index seeks to track the daily performance of a long position in physical gold (See — “The Gold Price” below) and a short position in each of the Reference Currencies. If the Gold Price increases and the Reference Currencies depreciate, the Index Level will increase. Conversely, if the Gold Price decreases and the Reference Currencies appreciate, the Index Level will decrease. In certain cases, the appreciation of the Gold Price or the depreciation of one or more of the Reference Currencies may be offset by the appreciation of one or more of the Reference Currencies or the depreciation of the Gold Price, as applicable. See “Risk Factors — The value of the Shares relates directly to the value of the Gold held by the Fund and the value of the Reference Currencies against the U.S. Dollar. Fluctuations in the price of gold and/or the value of the Reference Currencies could materially adversely affect an investment in the Shares.”

When we refer to “Reference Currencies”, we are referring to the currency pairs referenced by the Index on any Publication Day. Each Reference Currency is expressed in terms of a number of foreign currency units relative to one U.S. dollar (e.g., a number of Japanese yen per one U.S. dollar) or in terms of a number of U.S. dollars per one unit of the reference currency (e.g., a number of U.S. dollars per one euro). In order to replicate the currency returns, the Index references the Spot Rates and T/N Forward Points associated with each Reference Currency. See “— The Reference Currencies — Spot Rates of each Reference Currency” and “— The Reference Currencies — T/N Forward Points of each Reference Currency” below.

The Index dynamically weights its exposure to the world’s currencies based on the Triennial Central Bank Survey of foreign exchange turnover (the “FX Liquidity Survey”) as conducted by the Monetary and Economic Department of the Bank of International Settlements (“BIS”). Every three years, the BIS reviews turnover in the foreign exchange markets and publishes its preliminary results in September and final results in December. The BIS last published its FX Liquidity Survey in September 2013. The Index references the summary results of the most recent FX Liquidity Survey to determine which currencies are Reference Currencies and the weight of those Reference Currencies in the Index. For more information about the dynamic weighting of the Reference Currencies, see “— Reference Currency Weights.”

THE GOLD PRICE

The Index is based, in part, on the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and displayed on Reuters Screen page “GOFO” that displays prices effective as of such Publication Date (such price, the “Gold Price”).

The Index references the Gold Price in its calculation and such price, after certain bid and offer adjustments, is used to calculate and size the notional short position of each reference currency.

Objective of the Fund

THE REFERENCE CURRENCIES

As of [            ], 2014, the Index referenced European Union euro (“euro”), the Japanese yen (“JPY” or yen”), the British pound (“GBP”), the Australian dollar (“AUD”), the Swiss franc (“CHF”), the Canadian dollar (“CAD”) and the New Zealand dollar (“NZD”) (each of which is measured against U.S. dollars). For purposes of calculating the Index, the Index Calculation Agent references the WMR Spot Rates and T/N Forward Points associated with each Reference Currency and adjusts such rate or point to account for the bid/ask spread and the market convention associated with the currencies.

The Spot Rate of each Reference Currency

A “spot rate” is the rate at which a reference currency can be exchanged for U.S. dollars on an immediate basis, subject to the applicable settlement cycle. In other words, if you wanted to convert U.S. dollars into Euros, you could enter into a spot transaction at the spot rate (subject to the bid/ask) and you would receive Euros in a number of days, depending on the settlement cycle of that currency. Generally, the settlement of a “spot” transaction is two currency business days (except in the case of Canadian dollars, which settle on the next business day). The following table sets forth the Reference Currencies (each of which is measured against U.S. dollars), the applicable Reuters Page for each Spot Rate referenced by the Index and the market convention for quoting such currency.

Reference Currency	Reuters Page	Market Convention for Quotation
EUR/USD	USDEURFIX=WM	Number of USD per one EUR
USD/JPY	USDJPYFIX=WM	Number of JPY per one USD
GBP/USD	USDGBPFIX=WM	Number of USD per one GBP
AUD/USD	USDAUDFIX=WM	Number of USD per one AUD
USD/CHF	USDCHFFIX=WM	Number of CHF per one USD
USD/CAD	USDCADFIX=WM	Number of CAD per one USD
USD/HKD	USDHKDFIX=WM	Number of HKD per one USD
USD/SEK	USDSEKFIX=WM	Number of SEK per one USD
NZD/USD	USDNZDFIX=WM	Number of USD per one NZD
USD/NOK	USDNOKFIX=WM	Number of NOK per one USD

The Index references the Spot Rate for each reference currency at different fixing times for certain reasons described in the Index Rules, and in most cases, references the fix as of 4:00 p.m. London time.

T/N Forward Points of each Reference Currency

A “t/n forward point” or “tomorrow next forward point” is a number of basis points that are added or subtracted from a spot rate of a Reference Currency. The Index references a tomorrow next forward transaction, which — combined with a spot transaction — constitutes a t/n swap, essentially rolling a forward FX position by one day to avoid taking actual delivery of the reference currency and the U.S. dollar.

Objective of the Fund

In most spot currency transactions, settlement is two currency business days after the trade date. Tomorrow-next trades arise when a person does not want to receive the currency. A t/n forward point is the number of basis points associated with rolling the position that would settle “tomorrow” so that the position would settle on the “next” day. The following table sets forth the Reference Currencies (each of which is measured against U.S. dollars) and the applicable Reuters Page the T/n forward points referenced by the Index and the market convention for quoting such currency.

Reference Currency	Reuters Page
EUR/USD	USDEURTNFIXP=WM
USD/JPY	USDJPYTNFIXP=WM
GBP/USD	USDGBPTNFIXP=WM
AUD/USD	USDAUDTNFIXP=WM
USD/CHF	USDCHFTNFIXP=WM
USD/CAD	USDCADTNFIX=WM
USD/HKD	USDHKDTNFIXP=WM
USD/SEK	USDSEKTNFIXP=WM
NZD/USD	USDNZDTNFIXP=WM
USD/NOK	USDNOKTNFIXP=WM

The Index references the t/n forward points for each reference currency at different fixing times for certain reasons described in the Index Rules, and in most cases, references the fix as of 10:00 a.m. London time.

REFERENCE CURRENCY WEIGHTS

The weights of each reference currency are based on the summary results of the FX Liquidity Survey as published by the BIS on a tri-annual basis. The weights of each reference currency are calculated using the following six step process:

➢	First, every three years, the Index Calculation Agent will determine the raw weights published by the BIS in the summary results of the FX Liquidity Survey. The last weights were published in 2013 and the next scheduled publication of weights is December 2016;

➢	Second, the percentages for each currency are divided by 2, because each currency transaction in the BIS’ survey is counted twice. For example, if a survey participant did a EUR/USD transaction, the EUR notional would be counted and the USD notional would be counted. By dividing by 2, the percentage of transactions is equal to 100%;

➢	Third, the potential currencies are ranked from most used to least used, and only the currencies that constitute the top 90% of FX turn over according to the FX Liquidity Survey;

➢	Fourth, the following currencies are excluded: U.S. dollars are excluded, any currency that does not have published WMR Spot Rates and T/N Forward Points and any currency that is only tradable as a non-deliverable forward;

➢	Fifth, [ ]; and

➢	Sixth, the remaining currencies are scaled up on a pro rata basis so that the aggregate percentages associated with the remaining currencies equals 100%.

Objective of the Fund

The following table sets forth the reference currency weights for each currency for the last three rebalancing periods:

Reference Currency	2007	2010	2013
EUR	38.46470590%	40.57241649%	37.72012264%
JPY	17.91447172%	19.73101000%	26.00790695%
GBP	15.43991000%	13.38072685%	13.33248832%
AUD	6.87217886%	7.88317780%	9.75233251%
CHF	7.08628499%	6.55196305%	5.81886712%
CAD	4.45503689%	5.49060771%	5.15594142%
HKD	2.80912876%	2.45901604%	—
SEK	2.80445172%	2.27642804%	—
NZD	1.96884510%	1.65465401%	2.21234105%
NOK	2.18498606%	—	—

After the reference currency weights are determined with respect to the Index, the Index Calculation Agent will rebalance to the new weights in the first twenty (20) Publication Days of the calendar year immediately following the publication of the FX Liquidity Survey based on the following formula and rebalancing schedule:

Tri-Annual currency reweighting rolling schedule

Day weight to be applied (0 being the last Publication Day of the previous year)	F in,t	F out,t
0	0%	100%
1	5%	95%
2	10%	90%
3	15%	85%
4	20%	80%
5	25%	75%
6	30%	70%
7	35%	65%
8	40%	60%
9	45%	55%
10	50%	50%
11	55%	45%
12	60%	40%
13	65%	35%
14	70%	30%
15	75%	25%
16	80%	20%
17	85%	15%
18	90%	10%
19	95%	5%
20	100%	0%

CALCULATION OF THE INDEX LEVEL

On each Index Calculation Day, the Index Calculation Agent will calculate the Index Level in accordance with the terms set forth in the Index Rules.

If on any Index Calculation Dayt, the calculation of Indext results in a level that is less than or equal to zero, then Indext for that Index Calculation Day and each subsequent Index Calculation Day will be deemed to be zero.

Objective of the Fund

The Index Level was set equal to [            ] (the “Initial Index Level”) on                     , 2014 (the “Index Start Date”), and the Index has been calculated live since                     , 2014 (the “Index Live Date”).

No assurance can be given that the Index will be successful or that the Index will generate positive returns or will accurately reflect the price of gold relative to the applicable currency pairs. See “Risk Factors.”

The Index is described as a “notional” or “synthetic” portfolio or strategy because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the Index Level.

INDEX SPONSOR AND INDEX CALCULATION AGENT

is the Index Sponsor. The Index Sponsor may designate any entity (including a non-related third party) from time to time to act as calculation agent in connection with the Index. As of the Index Live Date, the Index Sponsor has initially designated [            ] as the Index Calculation Agent.

Each of the Index Sponsor and the Index Calculation Agent will act in good faith and in a commercially reasonable manner in respect of determinations, interpretations and calculations made by it pursuant to the Index Rules.

All determinations, interpretations and calculations of the Index Sponsor and the Index Calculation Agent relating to the Index Rules will be final, conclusive and binding, and no person will be entitled to make any claim against the Index Sponsor, the Index Calculation Agent or any Relevant Person (as defined in the Index License Agreement) in respect thereof. None of the Index Sponsor, the Index Calculation Agent or any Relevant Person will:

(a)	be under any obligation to revise any determination, interpretation or calculation made or action taken for any reason in connection with the Index Rules or the Index; or

(b)	have any responsibility to any person for any determination, interpretation or calculation made or anything done (or omitted) (whether as a result of negligence or otherwise) in respect of the Index, the publication of the Index Level (or failure to publish such level) or any use to which any person may put the Index or the Index Levels.

PUBLICATION OF THE INDEX LEVELS

The Index Calculation Agent will publish (in a manner determined by the Index Calculation Agent from time to time) the Index Level as of each Publication Day in accordance with the Index Rules. If an Index Calculation Day is not a Publication Day, the Index Calculation Agent will not publish the Index Level and the Index Calculation Agent will resume publishing the Index Level on the immediately following Publication Day, subject to the consequences of the occurrence of a Market Disruption Event or Extraordinary Event. A “Publication Day” is any day that (a) is an Index Calculation Day and (b) is not an Index Disrupted Day. An “Index Disrupted Day” is any day on which a Market Disruption Event or an Extraordinary Event has occurred or is continuing.

Notwithstanding anything to the contrary, the Index Calculation Agent may cease publication of the Index Level at any time in its sole discretion, and nothing in this prospectus shall be construed as an agreement by the Index Calculation Agent to continue to calculate the Index Level if the Index Calculation Agent has elected to cease publication.

The Index Calculation Agent will publish an Index Level with two or three decimal points and may vary its rounding convention in its sole discretion; provided that it will not publish an Index Level with less than two decimal points. Notwithstanding anything to the contrary, the Index Calculation Agent may calculate and maintain the Index Level to greater accuracy for the determination of upcoming Index Levels or other calculations.

Objective of the Fund

CORRECTIONS IN RESPECT OF THE INDEX

If any publicly available financial information (including, but not limited to prices, levels or values) published by the relevant recognized financial information source selected by the Index Calculation Agent acting in good faith and used in any calculation or determination herein is subsequently corrected, or the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Index, the Index Calculation Agent may, if the Index Calculation Agent determines that such error, omission or correction (as the case may be) is material and it is practicable, adjust or correct the relevant calculation or determination to take into account such correction as soon as reasonably practicable to do so.

MARKET DISRUPTION EVENTS

Definition of a Market Disruption Event

A Market Disruption Event occurs when there is (a) an FX Market Disruption Event (as defined below) with respect to any Reference Currency or Currencies or (b) a Gold Market Disruption Event (as defined below).

An FX Market Disruption Event occurs, with respect to any Reference Currency or Currencies, when any of the following occur: (i) a WMR 3:00 P.M. Spot Rate Price Source Disruption (as defined below); (ii) a Currency Convertibility Event (as defined below); (iii) a Currency Deliverability Event (as defined below); (iv) a Liquidity Event (as defined below); (v) a Currency Discontinuity Event (as defined below); (vi) an FX Taxation Event (as defined below); and (vii) an FX Spot Rate Price Inaccuracy (as defined below). A Gold Market Disruption Event occurs when any of the following occur: (i) a Gold Trading Disruption (as defined below); (ii) a Gold Price Source Disruption (as defined below); (iii) a Disappearance of Gold Reference Price (as defined below); and (iv) a Gold Price Inaccuracy (as defined below).

A WMR 3:00 P.M. Spot Rate Price Source Disruption occurs, with respect to any Reference Currencies on any Business Day, when the WMR 3:00 P.M. Spot Rate for such Reference Currencies is not available.

A Currency Convertibility Event occurs, with respect to any Reference Currency on any Business Day, when an event (including the announcement of an event) prevents, restricts or delays the Gold Delivery Provider’s ability to (i) convert such Reference Currency into U.S. dollars through customary legal channels; or (ii) convert such Reference Currency into U.S. dollars at a rate at least as favorable as the rate for domestic institutions located in the applicable jurisdiction in which such Reference Currency is the lawful currency and, with respect to the U.S. dollar, the United States (Currency Jurisdiction).

A Currency Deliverability Event occurs, with respect to any Reference Currency on any Business Day, when an event (including the announcement of an event) prevents, restricts or delays the Gold Delivery Provider’s ability to (a) deliver such Reference Currency from accounts inside its Currency Jurisdiction to accounts outside its Currency Jurisdiction or (b) deliver such Reference Currency between accounts inside its Currency Jurisdiction or to a party that is a non-resident of such Currency Jurisdiction.

A Liquidity Event occurs, with respect to any Reference Currency on any Business Day, when the imposition by its Currency Jurisdiction or, without duplication, the United States of any capital or currency controls (such as a restriction placed on the holding of assets in or transactions through any account in such Currency Jurisdiction or the United States by a non-resident of such Currency Jurisdiction or the United States, as applicable) occurs or the publication of any notice of an intention to do so occurs, which the Gold Delivery Provider determines in good faith and in a commercially reasonable manner is likely to materially affect an investment made in the relevant Reference Currency, in each case, on such Business Day.

A Currency Discontinuity Event occurs, with respect to any Reference Currency on any Business Day, when there is the occurrence or continuation of the pegging of such Reference Currency to U.S. dollars (or vice versa), the imposition of a “hard” or “soft” floor to the exchange rate of Reference Currencies or the controlled appreciation or devaluation by the applicable Currency Jurisdiction (or any political subdivision or regulatory authority thereof) of such Reference Currencies relative to U.S. dollars (or vice versa), as the Gold Delivery Provider determines in good faith and a commercially reasonable manner are likely to materially affect such Reference Currency.

Objective of the Fund

An FX Taxation Event occurs, with respect to any Reference Currency on any Business Day, when the implementation by its Currency Jurisdiction (or any political subdivision or regulatory authority thereof) or the publication of any notice of an intention to implement any changes to the laws or regulations relating to foreign investment in such Currency Jurisdiction occurs (including, but not limited to, changes in tax laws and/or laws relating to capital markets and corporate ownership), which the Gold Delivery Provider determines in a good faith and a commercially reasonable manner are likely to materially affect an investment made in such Reference Currency.

An FX Spot Rate Price Inaccuracy occurs, with respect to any Reference Currencies on any Business Day, when any perception among market participants generally that the WMR Spot Rate (including the bid/ask spread with respect thereto) with respect to such Reference Currencies on such Business Day is inaccurate, as determined by the Gold Delivery Provider in its good faith and commercially reasonable discretion, after seeking quotations from at least four leading dealers in the relevant market that are not affiliated with the Gold Delivery Provider and other supporting evidence deemed reasonable in good faith by the Gold Delivery Provider, on a case by case basis.

A Gold Trading Disruption occurs, with respect to any Business Day or Publication Day, when there is the material suspension of, or the material limitation imposed on, trading in physical gold by market participants that trade physical gold with or through dealers of the LBMA on such Business Day, as determined by the Gold Delivery Provider in its good faith and commercially reasonable discretion.

A Gold Price Source Disruption occurs, with respect to any Business Day or Publication Day, when the London PM Fix on such Business Day is not available.

A Disappearance of Gold Reference Price occurs when there is (a) the permanent discontinuation of gold trading by market participants that transact with or through dealers of the LBMA, (b) the disappearance of, or of trading in, gold or (c) the disappearance, permanent discontinuance or unavailability of the London PM Fix.

A Gold Price Inaccuracy occurs, with respect to any Business Day or Publication Day, when there is any perception among market participants generally that the London PM Fix (including the bid/ask spread with respect thereto) on such Business Day or Publication Day is materially inaccurate, as determined by the Gold Delivery Provider in its good faith and commercially reasonable discretion after seeking quotations from three dealers who are not affiliates.

Consequences of a Market Disruption Event

If a Market Disruption Event has occurred and is continuing on any Publication Day, the Gold Delivery Provider shall notify the Sponsor and the Fund promptly after becoming aware thereof and (a) the Gold Delivery Provider shall not be required to deliver any calculations under the Gold Delivery Agreement with respect to the Net FX PnL (USD) Amount (as defined in the Gold Delivery Agreement) or the Gold Delivery Amount (as defined in the Gold Delivery Agreement) for such Publication Day or for the following Publication Day, as applicable, (b) all creation orders and redemption orders delivered on such Publication Day will be cancelled and (c) the Fund will suspend accepting new creation orders and redemption orders until the Gold Delivery Provider notifies the Sponsor and the Fund that no Market Disruption Event is continuing to occur.

EXTRAORDINARY EVENTS

Successor Reference Item

If the Gold Price, a Spot Rate or Tom/Next Point or any reference item is:

(a)	not calculated and announced by the sponsor of the Gold Price, a Spot Rate or Tom/Next Point or any reference item but is calculated and announced by a successor sponsor acceptable to the Index Calculation Agent; or

(b)	replaced by a successor reference level using, in the determination of the Index Calculation Agent, the same or substantially similar formula for and method of calculation as used in the calculation of the Index or reference item,

Objective of the Fund

then, in each case, the successor or reference level will be deemed to be the index or reference item so calculated and announced by that successor reference item sponsor with effect from a date determined by the Index Calculation Agent, who may make such adjustment to the Index Rules, as it determines in good faith is appropriate, to account for such change.

Material Change in the Method or Formula of Calculating a Reference Item

On any Index Calculation Day, if the sponsor of a reference item referenced by the Index (e.g., Gold Price, a Spot Rate or Tom/Next Point ) makes a material change in the formula for or the method of calculating such reference item, which affects the ability of the Index Calculation Agent to calculate the Index Level, then the Index Calculation Agent may, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology or detail in the Index Rules to account for such modification. For the avoidance of doubt, such adjustment may occur prior to, on or after the date of such material change, depending on when such change is announced and when the Index Calculation Agent becomes aware of such change.

Change in Law Event or Other Event

Without prejudice to the ability of the Index Calculation Agent to amend the Index Rules, the Index Calculation Agent may, acting in good faith and in a commercially reasonable manner use different pricing sources (i) following the occurrence (and/or continuation) of a Change in Law (as defined in the Index License Agreement) or (ii) in circumstances where it considers it reasonably necessary to do so to reflect the objective of the Index, including (without prejudice to the generality of the foregoing) any perception among market participants generally that the published value of the Gold Price, a Spot Rate or Tom/Next Point or other reference item is inaccurate. If such an event occurs, then the Index Calculation Agent may adjust the Index Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Index Calculation Agent.

The Index Calculation Agent is under no obligation to continue the calculation and publication of the Index upon the occurrence or existence of a Change in Law; and the Index Calculation Agent may decide to cancel the Index if it determines, in good faith, that the objective of such index cannot be achieved.

Cancellation of a License or Impairment of Intellectual Property Rights relating to data

If, at any time, the license granted to the Index Calculation Agent (or its affiliates) to use any data used to calculate the Index (including but not limited to referencing any Gold Price, a Spot Rate or Tom/Next Point used in calculating the Index) terminates, or the Index Calculation Agent’s rights to use any data used to calculate the Index (including but not limited to any Gold Price, a Spot Rate or Tom/Next Point in calculating the Index) is otherwise disputed, impaired or ceases (for any reason), the Index Calculation Agent may replace such data with a successor that is the same or substantially similar and may make such adjustments to the Index Rules as it determines in good faith to be appropriate to account for such event on such dates as selected by the Index Calculation Agent.

AMENDMENTS TO THE INDEX RULES

The Index Rules for the Index may be amended from time to time at the discretion of the Index Sponsor and will be re-published (in a manner determined by the Index Sponsor from time to time) no later than one calendar month following such amendment.

Although the Index Rules are intended to be comprehensive and accurate, ambiguities may arise and errors or omissions may have been made. If an ambiguity, error or omission arises, the Index Calculation Agent (if necessary, in consultation with the Index Sponsor) will resolve or address such ambiguity, error or omission in its sole discretion and, if necessary, the Index Sponsor will amend the Index Rules to reflect such resolution.

STRATEGY BEHIND THE SHARES

The Shares are intended to offer investors a new and different opportunity to participate in the gold market and to obtain exposure to the daily price of gold bullion measured in the daily price of the Reference Currencies

Objective of the Fund

against the U.S. dollar through an investment in securities. Historically, the logistics of buying, storing and insuring gold have constituted a barrier to entry for some institutional and retail investors alike. Additionally, investors who wanted to have exposure to gold in terms of the Reference Currencies would have to enter into multiple foreign exchange transactions, which can be difficult and inconvenient. The offering of the Shares is intended to overcome these barriers to entry. The logistics of storing and insuring gold are dealt with by the Custodian and the related expenses are built into the price of the Shares. Similarly, the logistics of having exposure to gold in terms of the Reference Currencies are dealt with by having the Gold Delivery Provider make delivery to (or take delivery from) the Fund amounts of gold that represent changes in the value of the Reference Currencies and the U.S. Dollar. Therefore, an investor in the Shares does not have any additional tasks or transaction costs over and above those associated with any other publicly traded security.

The Shares are intended to provide institutional and retail investors with an alternative and simple means of gaining investment benefits similar to those of holding gold bullion, while at the same time providing exposure to the value of the Reference Currencies reflected in the Index against the U.S. dollar. The Shares are intended to appreciate when the value of gold increases and/or when the Reference Currencies fall in value against the U.S. dollar. The Shares are intended to depreciate in value when the value of gold decreases and/or when the value of the Reference Currencies rise in value against the U.S. dollar. The Shares offer an investment that is:

➢	Convenient. The Shares are designed for investors who want a cost-effective and convenient way to invest in the performance of gold in terms of a specified basket of non-U.S. currencies rather than in U.S. dollars.

➢	Easily Accessible. Investors can access the gold market in terms of the Reference Currencies through a traditional securities brokerage account. The Sponsor believes that investors will be able to more effectively implement strategic and tactical asset allocation strategies that use gold by using the Shares instead of using the traditional means of purchasing, trading and holding gold and traditional means of getting exposure to foreign currencies.

➢	Relatively Cost Efficient. The Sponsor believes that, for many investors, transaction costs related to the Shares will be lower than those associated with the purchase, storage and insurance of physical gold and with entering in foreign exchange transactions to get exposure to gold in terms of the Reference Currencies.

➢	Exchange Traded. The Shares will be listed on the Listing Exchange and trade on other U.S. securities exchanges, providing investors with an efficient means to implement various investment strategies. Upon effectiveness of the registration statement of which this prospectus is a part, the Shares will be eligible for margin accounts.

➢	Transparent. The Shares will be backed by the assets of the Fund and the Fund will not hold or employ any derivative securities, such as futures or traditional swaps. The gold deliverable under the Gold Delivery Agreement can be calculated based on easily-observable gold and currency market prices. Further, the value of the Fund’s holdings will be reported on the Fund’s website daily.

COMPARING THE PERFORMANCE OF THE INDEX AND THE GOLD PRICE

Table 1 below shows the performance of the gold price and the Index over various periods. It also shows the correlation of the gold price and the Index against the USD.

The Index has consistently lower volatility than the gold price across all periods analyzed. The correlation between the Index and the USD is smaller in magnitude (and often times very close to zero) than the consistently negative correlation between the gold price and the USD.

Objective of the Fund

In terms of returns, the Index has outperformed the gold price on periods when the USD has strengthened against multiple currencies. Conversely, it has underperformed the gold price over periods when the USD has weakened against multiple currencies. Past performance is not indicative of future performance and is no guarantee of future results.

TABLE 1: PERFORMANCE OF GOLD VERSUS THE INDEX OVER VARIOUS PERIODS OF TIME

		Return		Volatility		Correlation w/ US$
		Gold	Index	Gold	Index	Gold	Index
10-year average	9/30/2004-9/30/2014	12.8%	11.6%	20.1%	18.1%	-0.41	-0.06
5-year average	9/30/2009-9/30/2014	5.8%	6.2%	18.2%	16.6%	-0.38	-0.04
3-year average	9/30/2011-9/30/2014	-7.6%	-5.1%	18.2%	16.2%	-0.44	-0.15
1-year average	9/30/2013-9/30/2014	-8.4%	-3.3%	14.5%	12.8%	-0.46	-0.24
Great Recession	7/1/2008-3/31/2009	4.5%	18.8%	35.7%	33.1%	-0.40	-0.01
Sov’d Debt Crisis I	12/1/2009-5/28/2010	3.7%	16.1%	17.7%	16.3%	-0.37	-0.02
Sov’d Debt Crisis II	4/29/2011-6/29/2012	4.3%	12.2%	22.0%	20.0%	-0.37	-0.03
2005	1/1/2005-12/31/2005	17.2%	29.6%	13.3%	12.4%	-0.40	0.15
2006	1/1/2006-12/31/2006	23.7%	17.6%	23.7%	21.1%	-0.43	-0.18
2007	1/1/2007-12/31/2007	29.0%	21.8%	15.8%	14.1%	-0.45	-0.27
2008	1/1/2008-12/31/2008	9.2%	12.4%	31.6%	27.1%	-0.52	-0.21
2009	1/1/2009-12/31/2009	24.6%	17.7%	21.4%	20.3%	-0.37	0.11
2010	1/1/2010-12/31/2010	27.0%	24.4%	16.1%	15.2%	-0.35	0.09
2011	1/1/2011-12/31/2011	10.7%	9.2%	20.9%	19.7%	-0.29	0.09
2012	1/1/2012-12/31/2012	9.3%	7.8%	16.7%	14.1%	-0.54	-0.23
2013	1/1/2013-12/31/2013	-29.5%	-27.5%	21.7%	19.8%	-0.41	-0.15
2014*	1/1/2014-9/30/2014	1.8%	6.7%	12.4%	11.5%	-0.36	-0.12

*	As of September 30, 2014

Volatility and correlation computed using daily returns.

Source: Bloomberg, [            ], World Gold Council

Objective of the Fund

Table 2 below shows the percentage change (return) for gold (US$/oz) and the Index as a function of the direction of the USD. In general, the Index will outperform the gold price in days when the USD appreciates (strengthens) against other currencies. Conversely, the Index underperforms the gold price in periods when the USD depreciates (weakens) against other currencies. The net effect (total return) over a longer period of time will depend on whether there are more days in which the USD strengthens or weakens. Table 2 also shows that the Index has a lesser sensitivity to the USD than the gold price (US$/oz) does.

TABLE 2: GOLD AND INDEX RETURNS DEPENDING ON WHETHER THE US$ GOES UP OR DOWN

		Gold (US$)			Index
		Return**	Return w/ up US$†	Return w/ down US$‡	Return**	Return w/ up US$†	Return w/ down US$‡
10-year average	9/30/2004-9/30/2014	12.8%	-41.9%	54.7%	11.6%	-2.3%	13.9%
5-year average	9/30/2009-9/30/2014	5.8%	-35.3%	41.2%	6.2%	0.4%	5.8%
3-year average	9/30/2011-9/30/2014	-7.6%	-45.9%	38.3%	-5.1%	-13.3%	8.3%
1-year average	9/30/2013-9/30/2014	-8.4%	-34.8%	26.3%	-3.3%	-13.3%	10.1%
Great Recession	7/1/2008-3/31/2009	4.5%	-59.6%	64.1%	18.8%	10.2%	8.5%
Sov’d Debt Crisis I	12/1/2009-5/28/2010	3.7%	-16.1%	19.8%	16.1%	9.0%	7.1%
Sov’d Debt Crisis II	4/29/2011-6/29/2012	4.3%	-52.6%	56.9%	12.2%	0.2%	12.0%
2005	1/1/2005-12/31/2005	17.2%	-24.4%	41.6%	29.6%	26.5%	3.1%
2006	1/1/2006-12/31/2006	23.7%	-52.3%	76.0%	17.6%	-19.3%	36.9%
2007	1/1/2007-12/31/2007	29.0%	-34.9%	63.9%	21.8%	-14.4%	36.2%
2008	1/1/2008-12/31/2008	9.2%	-104.4%	113.6%	12.4%	-38.4%	50.8%
2009	1/1/2009-12/31/2009	24.6%	-29.2%	53.8%	17.7%	24.5%	-6.8%
2010	1/1/2010-12/31/2010	27.0%	-16.2%	43.1%	24.4%	24.0%	0.4%
2011	1/1/2011-12/31/2011	10.7%	-30.5%	41.3%	9.2%	12.0%	-2.8%
2012	1/1/2012-12/31/2012	9.3%	-44.1%	53.4%	7.8%	-10.7%	18.5%
2013	1/1/2013-12/31/2013	-29.5%	-60.5%	31.0%	-27.5%	-24.3%	-3.2%
2014*	1/1/2014-9/30/2014	1.8%	-16.8%	18.6%	6.7%	-1.9%	8.6%

*	As of September 30, 2014

**	Return over each corresponding period regardless of the direction of the US dollar.

†	Return over the period computed only in days when the trade-weighted US dollar was up.

‡	Return over the period computed only in days when the trade-weighted US dollar was down.

Source: Bloomberg, [            ], World Gold Council

Objective of the Fund

Table 3 below shows the performance of gold, the performance of the Index, and the implied FX contribution. The implied FX contribution is the differential between the Index return and the gold price in US$/oz.

TABLE 3: PERFORMANCE OF GOLD, THE INDEX, AND THE IMPLIED FX CONTRIBUTION

		Return
		Gold	Index	Implied FX contribution**
10-year average	9/30/2004-9/30/2014	12.8%	11.6%	-1.0%
5-year average	9/30/2009-9/30/2014	5.8%	6.2%	0.3%
3-year average	9/30/2011-9/30/2014	-7.6%	-5.1%	2.8%
1-year average	9/30/2013-9/30/2014	-8.4%	-3.3%	5.7%
Great Recession	7/1/2008-3/31/2009	4.5%	18.8%	13.7%
Sov’d Debt Crisis I	12/1/2009-5/28/2010	3.7%	16.1%	11.9%
Sov’d Debt Crisis II	4/29/2011-6/29/2012	4.3%	12.2%	7.6%
2005	1/1/2005-12/31/2005	17.2%	29.6%	10.6%
2006	1/1/2006-12/31/2006	23.7%	17.6%	-4.9%
2007	1/1/2007-12/31/2007	29.0%	21.8%	-5.6%
2008	1/1/2008-12/31/2008	9.2%	12.4%	2.9%
2009	1/1/2009-12/31/2009	24.6%	17.7%	-5.5%
2010	1/1/2010-12/31/2010	27.0%	24.4%	-2.0%
2011	1/1/2011-12/31/2011	10.7%	9.2%	-1.4%
2012	1/1/2012-12/31/2012	9.3%	7.8%	-1.4%
2013	1/1/2013-12/31/2013	-29.5%	-27.5%	2.9%
2014*	1/1/2014-9/30/2014	1.8%	6.7%	4.8%

*	As of September 30, 2014

**	The implied FX contribution is the differential between the Index return and the gold price in US$/oz. It is computed as follows (1+R(GG))=(1+R(g))*(1+iFX), where for each corresponding period R(GG) is the return of the Index, R(g) is the return of gold (US$/oz), and iFX is the implied FX contribution.

Source: Bloomberg, [            ], World Gold Council

The past performance depicted in Tables 1, 2, and 3 above is not indicative of future performance and is no guarantee of future results.

Objective of the Fund

ANALYZING PERFORMANCE OF THE FUND UNDER VARIOUS SCENARIOS

The following chart indicates how the Fund would perform if: (1) the price of gold increases and the value of the USD against the reference currencies decreases; (2) the price of gold increases and the value of the USD against the reference currencies increases; (3) the price of gold decreases and the value of the USD against the reference currencies decreases; and (4) the price of gold decreases and the value of the USD against the reference currencies increases. Past performance is not indicative of future performance and is no guarantee of future results.

(1)	The NAV of the Fund will increase or decrease depending upon whether the increase in the price of gold has a greater or lesser impact on the NAV of the Fund than the decrease in the value of the USD against the reference currencies. If the increase in the price of gold has a greater impact on the NAV of the Fund than the decrease in the USD against the reference currencies or if the value of the USD against the reference currencies remains flat, the NAV of the Fund will increase. Conversely, if the decrease in the value of the USD against the reference currencies has a greater impact on the NAV of the Fund than the increase in the price of gold or if the price of gold remains flat, the NAV of the Fund will decrease.

(2)	The NAV of the Fund will increase or decrease depending upon whether the increase in the value of the USD against the reference currencies has a greater or lesser impact on the NAV of the Fund than the decrease in the value of the price of gold. If the increase in the value of the USD against the reference currencies has a greater impact on the NAV of the Fund than the decrease in the price of gold or if the price of gold remains flat, the NAV of the Fund will increase. Conversely, if the decrease in the price of gold has a greater impact on the NAV of the Fund than the increase in the value of the USD against the reference currencies or if the value of the USD against the reference currencies remains flat, the NAV of the Fund will decrease.

Fund Expenses

The Fund’s only ordinary recurring expense is expected to be the remuneration due to the Sponsor of 0.50% of the net asset value of the Fund. In exchange for the Sponsor’s Fee, the Sponsor has agreed to assume payment of the following fees and expenses:

➢	Fees for the Trust’s ordinary services and the reimbursement of its customary and ordinary out-of-pocket expenses;

➢	Subject to the prior written approval of the Sponsor, compensation paid to agents employed by the Trustee as permitted hereunder;

➢	Fees, expenses and other charges of the Custodian payable by the Sponsor under the Custody Agreements and, subject to the prior written approval of the Sponsor, other fees, expenses and charges for the custody, deposit or delivery of Gold and services related to the custody and safekeeping of Gold and any expenses borne by a Depositor or redeeming Participant as provided herein or in the Participant Agreement;

➢	Expenses incurred in contacting Shareholders, up to an aggregate amount for any fiscal year of $500,000;

➢	Audit and accounting fees and expenses of the Trust;

➢	Legal fees and expenses (including the costs of any litigation) of (i) the Sponsor and the Trust; (ii) the Custodian and (iii) the Trustee up to an aggregate amount for any fiscal year of $500,000;

➢	Fees paid to DTC for custody of Shares;

➢	Federal and state annual fees in keeping the registration of Shares on a current basis for the issuance of Creation Units of Shares in exchange for deposits of gold and related fees and expenses, including fees and expenses related to the registration, qualification, maintenance or discontinuance of the Shares for offering and sale, the listing, maintenance or discontinuance of the Shares on securities exchanges or securities markets and the preparation and filing of the Trust’s periodic and other reports or documents required under federal, state or foreign securities or other laws;

➢	Expenses relating to the printing and distribution of marketing materials describing the Trust and Shares (including associated legal, consulting, advertising and marketing costs and other out-of-pocket expenses);

➢	Any other expenses expressly payable by the Sponsor under the Declaration of Trust.

The administration fees of the Fund will consist of (1) legal fees, (2) audit and quarterly review fees, (3) market data fees, (4) NYSE Arca fees, and (5) printing fees. In addition, administration fees will include the SEC and the Financial Industry Regulatory Authority (FINRA) registration fees applicable to any future registration of additional Shares.

The Administrator will sell Gold held by the Fund on an as-needed basis to pay the Sponsor’s fee.

The following expenses are or may be accrued and paid by the Trust:

➢	Expenses and other charges of the Custodian payable by the Sponsor on behalf of the Trust under the Custody Agreements (including (i) any relevant taxes, duties and governmental charges and (ii) the obligation to indemnify the Custodian) and other expenses and charges for the custody, deposit or delivery of Gold and services related to the custody and safekeeping of Gold;

➢	The expenses of the Sponsor, other than customary and ordinary out-of-pocket expenses and fees of agents for performing services the Sponsor is required to perform under the Declaration of Trust;

➢	Fees of the Trustee for extraordinary services performed under the Declaration of Trust;

➢	Taxes and various other governmental charges;

➢	Any taxes, fees and charges payable by the Sponsor with respect to creation or redemption of baskets of Shares;

Fund Expenses

➢	Any taxes or other governmental charges imposed on the Sponsor in respect of the Trust, its assets, including gold, or the Shares;

➢	Expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of Shareholders;

➢	Indemnification of the Trustee or the Sponsor as provided in the Declaration of Trust;

➢	Expenses incurred in contacting Shareholders in excess of $500,000; and

➢	The amount of any legal fees and expenses (including the costs of any litigation) of the Sponsor, the Trust, the Trustee and the Custodian in excess of an aggregate amount for any fiscal year of $500,000.

Shareholders do not have the option of choosing to pay their proportionate share of the Fund’s expenses in lieu of having their share of expenses paid by the sale of the Fund’s Gold. Each sale of Gold by the Fund will be a taxable event to Shareholders. See “United States Federal Tax Consequences — Taxation of U.S. Shareholders.”

BREAKEVEN ANALYSIS

The following table indicates the approximate percentage and dollar returns required for the value of an initial [            ] investment in a Share to equal the amount originally invested twelve months after issuance.

The table, as presented, is only an approximation, based on the assumed issuance of only the Initial Shares. The capitalization of the Fund may directly affect the amounts of one or more of these charges. The Sponsor’s Fee is calculated as a percentage of the Adjusted Net Asset Value of the Fund. The table does not reflect the additional transaction fees and costs required for the creation and redemption of Creation Units.

THE INFORMATION CONTAINED IN THIS BREAKEVEN ANALYSIS REFLECTS ESTIMATES DETERMINED AS OF                     , 2014. ACTUAL RESULTS MAY VARY SIGNIFICANTLY.

Expense(1)	$	%
Sponsor’s Fee(2)		$.50%
Organization and Offering Expenses(3)	$	%
Fund Operating Expenses(4)	$	%
12-Month Break Even(5)	$	%

(1)	The foregoing breakeven analysis assumes that the Shares have a constant month-end net asset value. Calculations are based on [ ] as the NAV. Dollar amounts are rounded to the nearest cent and percentages are rounded to two decimal places.

(2)	The Fund pays the Sponsor the Sponsor’s Fee, which accrues daily at an annualized rate of .50% of the Adjusted Net Asset Value of the Fund, payable by the Fund monthly in arrears. The Sponsor’s Fee is paid in consideration of the services provided by the Sponsor, including procuring the services of the Fund’s other service providers and its payment of certain related fees and expenses that would otherwise have been payable by the Fund.

(3)	The Sponsor is responsible for paying Organization and Offering Expenses, which consist of the costs and expenses incurred in connection with organizing the Fund and the initial issuance and distribution of the Shares. Organization and Offering Expenses include SEC registration fees, printing and mailing costs, listing and licensing fees, legal fees and expenses, accounting fees and expenses and the fees and expenses of certain other service providers to the Fund incurred in connection with the initial issuance and distribution of the Shares. The Fund does not separately bear the costs of Organization and Offering Expenses, although these costs are taken into consideration when calculating the Sponsor’s Fee. Additional information relating to Organization and Offering Expenses may be found under “Fund Expenses.”

(4)	The Sponsor is responsible for paying Fund Operating Expenses, which consist of the following: (1) fees paid to the Sponsor; (2) fees paid to the Trustee; (3) fees paid to the Custodian; (4) fees paid to the Administrator and (5) various Fund administration fees, including printing and mailing costs, legal and audit fees, registration fees and NYSE Arca listing fees. Additional information relating to Fund Operating Expenses may be found under “Fund Expenses.”

(5)	You may pay customary brokerage commissions in connection with purchases of Shares. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the breakeven table. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges. This breakeven analysis does not include fees charged in connection with the creation/redemption process, currently totaling , as such fees are only payable by Authorized Participants in creation and redemption transactions.

Fund Expenses

SALES OF GOLD

The Administrator will at the direction of the Sponsor or in its own discretion sell the Fund’s Gold as necessary to pay the Fund’s expenses. When selling Gold to pay expenses, the Administrator will endeavor to sell the smallest amounts of Gold needed to pay expenses in order to minimize the Fund’s holdings of assets other than Gold. Unless otherwise directed by the Sponsor, when selling Gold the Administrator will endeavor to sell at the price established by the London PM Fix. The Administrator will place orders with dealers (which may include the Custodian) through which the Administrator expects to receive the most favorable price and execution of orders. The Custodian may be the purchaser of such Gold only if the sale transaction is made at the next London gold price fix (either AM or PM) following the sale order. Neither the Administrator nor the Sponsor is liable for depreciation or loss incurred by reason of any sale. See “United States Federal Tax Consequences — Taxation of U.S. Shareholders” for information on the tax treatment of Gold sales.

The Administrator will also sell the Fund’s Gold if the Sponsor notifies the Administrator that sale is required by applicable law or regulation or in connection with the termination and liquidation of the Fund. The Administrator will not be liable or responsible in any way for depreciation or loss incurred by reason of any sale of Gold directed by the Sponsor.

Any property received by the Fund other than Gold, cash or an amount receivable in cash (such as, for example, an insurance claim) will be promptly sold or otherwise disposed of by the Administrator at the direction of the Sponsor and the resulting proceeds will be credited to the Fund’s cash account.

Gold will also be delivered into or out of the Fund in accordance with the Gold Delivery Agreement. For more information, see the section herein entitled “The Gold Delivery Provider and the Gold Delivery Agreement.”

CASH ACCOUNT AND RESERVE ACCOUNT

The Administrator will maintain a cash account for the Fund in which proceeds of Gold sales and other cash received by the Administrator on behalf of the Fund will be held. On each business day, the Administrator will report the balance of the cash account to the Sponsor. The Administrator may withdraw funds from the cash account to establish a reserve account for any taxes, other governmental charges and contingent or future liabilities.

PRO FORMA IMPACT OF FUND EXPENSES

Each time the Fund’s Gold is sold to pay the Fund’s expenses, the amount of Gold represented by each outstanding Share will be reduced. This is true even if additional Shares are issued in exchange for additional deposits of Gold into the Fund, as the amount of Gold required to create Shares will proportionately reflect the amount of Gold represented by the Shares outstanding at the time an order to create Shares is placed.

The following tables demonstrate the impact of the Fund’s anticipated ordinary operating expenses on the NAV of the Fund over a five-year period. The tables are based on the following assumptions (1) a beginning NAV of             , based on Shares issued in exchange for             ounces of Gold at a price of             per ounce, the average London PM Fix price in calendar year 2013, as adjusted by the average exchange rate between the Reference Currencies and the U.S. dollar during 2013, (2) no creations or redemptions of Creation Units over the five-year period, (3) constant annual Sponsor fees of 0.50% for the periods presented below, and (4) all expenses accrued during the periods presented below have been paid as of the end of such periods. The Fund may incur costs of extraordinary services and other expenses not reflected in this table.

The Sponsor will not as a matter of course make public projections as to future results of the Fund. However, as the Fund currently has no operating history, the Sponsor has prepared the pro forma information set forth below to illustrate the impact of the Fund’s anticipated ordinary operating expenses on the NAV of the Fund and the impact of increases and decreases in the gold price on the NAV of the Fund, based on the identified assumptions and qualifications. The below pro forma information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the Sponsor’s view, was prepared on a reasonable basis. This pro forma information is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this information.

Fund Expenses

Neither the Fund’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the pro forma information contained in this prospectus, nor have they expressed any opinion or any other form of assurance on this information or its achievability, and assume no responsibility for, and disclaim any association with, this information.

TABLE 1: CALCULATION OF NAV: ASSUMING A CONSTANT GOLD PRICE/DOLLAR/SPECIFIED CURRENCY PRICE

Year
	1	2	3	4	5
(thousands, except per share and per ounce)
Beginning Statistics:
Gold price per ounce(1)
Shares
Ounces
Ounces per Share
NAV(2)
NAV per Share(2)
Adjusted NAV(3)
Annual Expenses:
Ordinary operating expenses
% Daily ANAV
Ounces of gold sold
Ending Statistics:
Gold price per ounce(1)
Shares
Ounces
Ounces per Share
NAV(2)
NAV per Share(2)

(1)	Average London PM Fix price in calendar-year 2013 and the average exchange rate between the Reference Currencies and the U.S. dollar during 2013.

(2)	Assumes no accrued but unpaid expenses.

(3)	Adjusted NAV = NAV less of estimated annual administrative expenses.

The following table demonstrates the impact that increases and decreases in the price of gold will have on the NAV of the Fund. The table is based on the same assumptions and qualifications as the preceding table and on the additional assumption that the initial gold price of             per ounce increases or decreases by 5.0% per year over the identified five-year period. The NAV per Share figures in the below table include the impact of the sales of gold identified in the preceding table.

TABLE 2: CALCULATION OF NAV: ASSUMING AN INCREASING AND DECREASING GOLD PRICE BUT CONSTANT U.S. DOLLAR PRICE RELATIVE TO A BASKET OF REFERENCE CURRENCIES

Year
Ending Statistics	1	2	3	4	5
Increasing Price Scenario:
Gold price per ounce
Year-on-year change
NAV per share
Decreasing Price Scenario:
Gold price per ounce
Year-on-year change
NAV per share

Fund Expenses

The following table demonstrates the impact that increases and decreases in the value of the U.S. dollar against the Reference Currencies will have on the NAV of the Fund. The table is based on the same assumptions and qualifications as the preceding table and on the additional assumption that either (i) the value of the U.S. dollar against the Reference Currencies increased by 5.0% per year over the identified five-year period, or (ii) the value of the U.S. dollar against the Reference Currencies decreased by 5.0% per year over the identified five-year period. The NAV per Share figures in the below table include the impact of the sales of gold identified in the preceding table.

TABLE 3: CALCULATION OF NAV: ASSUMING AN INCREASING AND DECREASING U.S. DOLLAR PRICE RELATIVE TO REFERENCE CURRENCIES, BUT CONSTANT GOLD PRICE

Year
Ending Statistics	1	2	3	4	5
Increasing Price Scenario:
U.S. dollar price per basket of Reference Currencies
Year-on-year change
NAV per share
Decreasing Price Scenario:
U.S. dollar price per basket of Reference Currencies
Year-on-year change
NAV per share

Description of the Trust

The Trust is organized as a Delaware statutory trust consisting of multiple separate Series. [            ] is the sole Trustee of the Trust. Each Series issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of such Series. The Trust was organized in separate series as a Delaware statutory trust rather than as multiple separate trusts in order to achieve certain administrative efficiencies. As of the date of this Prospectus, the Trust consists of [            ] Series. One such Series, the Global Currency Gold Fund, is offered pursuant to this prospectus.

The Trust was formed and is operated in a manner such that each Series is liable only for obligations attributable to such Series. This means that Shareholders of the Fund are not subject to the losses or liabilities of any other Series and Shareholders of the other Series are not subject to the losses or liabilities of the Fund. Accordingly, the debts, liabilities, obligations and expenses, or collectively, Claims, incurred, contracted for or otherwise existing solely with respect to the Fund or a Series are enforceable only against the assets of the Fund or such Series, as applicable, and not against any other Series or the Trust generally. The assets of the Fund include only the Gold and other assets, if any, that are paid to, held by or distributed to the Fund, including, without limitation, Gold delivered to the Fund in connection with Creation transactions or by the Gold Delivery Provider pursuant to the Gold Delivery Agreement. This limitation on liability is referred to as the “Inter-Series Limitation on Liability.” The Inter-Series Limitation on Liability is expressly provided for under the Delaware Statutory Trust Act, which provides that if certain conditions (as set forth in Section 3804(a)) are met, then the debts of any particular series will be enforceable only against the assets of such series and not against the assets of any other Fund or the Trust generally. For the avoidance of doubt, the Inter-Series Limitation on Liability applies to all series of the Trust, including both the Fund and any other Series.

In furtherance of the Inter-Series Limitation on Liability, every party providing services to the Trust, the Fund or any Series has acknowledged and consented in writing to:

➢	the Inter-Series Limitation on Liability with respect to such party’s Claims;

➢	voluntarily reduce the priority of its Claims against the Fund, such that its Claims are junior in right of repayment to all other parties’ Claims against the Fund or their respective assets, except that Claims against the Trust where recourse for the payment of such Claims was, by agreement, limited to the assets of a particular Fund, will not be junior in right of repayment, but will receive repayment from the assets of such particular Fund (but not from the assets of any other Fund or the Trust generally) equal to the treatment received by all other creditors and Shareholders that dealt with such Fund; and

➢	a waiver of certain rights that such party may have under the United States Bankruptcy Code, if such party held collateral for its Claims, in the event that the Trust is a debtor in a Chapter 11 case under the United States Bankruptcy Code, to have any deficiency Claim (i.e., the difference, if any, between the amount of the Claim and the value of the collateral) treated as an unsecured Claim against the Trust generally or any Fund.

The Fund is a passive investment vehicle and is not actively managed. The Gold held by the Fund will only be sold (1) on an as-needed basis to pay Fund expenses; (2) in the event the Fund terminates and liquidates its assets; or (3) as otherwise required by law or regulation. Gold will also be transferred in and out of the Fund pursuant to the Gold Delivery Agreement if the value of the Reference Currencies comprising the Index decreases or increases, as applicable, against the U.S. dollar. The sale of Gold by the Fund, and the transfer of Gold out of the Fund pursuant to the Gold Delivery Agreement, is a taxable event to Shareholders. See “United States Federal Tax Consequences — Taxation of U.S. Shareholders.”

The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such Act.

The Fund expects to create and redeem Shares from time to time but only in Creation Units (a Creation Unit equals a block of 50,000 Shares). The number of outstanding Shares is expected to increase and decrease from time to time as a result of the creation and redemption of Creation Units. The creation and redemption of

Description of The Trust

Creation Units requires the delivery to the Fund or the distribution by the Fund of the amount of Gold and cash, if any, represented by the Creation Units being created or redeemed. The total amount of Gold and cash, if any, required for the creation of Creation Units will be based on the combined NAV of the number of Creation Units being created or redeemed. The initial amount of Gold required for deposit with the Fund to create Shares is 10,000 ounces per Creation Unit. The number of ounces of Gold required to create a Creation Unit or to be delivered upon redemption of a Creation Unit will gradually decrease over time. This is because the Shares comprising a Creation Unit will represent a decreasing amount of Gold due to the sale of the Fund’s Gold to pay the Fund’s expenses. Creation Units may be created or redeemed only by Authorized Participants, who will pay a transaction fee of [            ] for each order to create or redeem Creation Units. Authorized Participants may sell to other investors all or part of the Shares included in the Creation Units they purchase from the Fund. See “Plan of Distribution.”

The Fund’s assets will consist of allocated Gold bullion, Gold credited to an unallocated Gold account and, from time to time, cash, which will be used to pay expenses. Except for the transfer of Gold in or out of the Trust Unallocated Account in connection with the creation or redemption of Creation Units, and the transfer of Gold into or out of the Fund pursuant to the Gold Delivery Agreement or upon a sale of Gold to pay the Fund’s expenses, it is anticipated that only a small amount of unallocated Gold will be held in the Trust Unallocated Account. Cash held by the Fund will not generate any income. Each Share will represent a proportional interest, based on the total number of Shares outstanding, in the Gold and cash, if any, held by the Fund, less the Fund’s liabilities (which include accrued but unpaid fees and expenses). The Sponsor expects that the secondary market trading price of the Shares will fluctuate over time in response to changes to the price of gold and changes in the value of the U.S. dollar against the value of the Reference Currencies. In addition, the Sponsor expects that the trading price of the Shares will reflect the estimated accrued but unpaid expenses of the Fund.

Each Business Day, the Gold Delivery FX Provider will calculate the one-day performance of the Gold Delivery Agreement on the Trust’s Gold and , on the [            ] Business Day, deposit that amount in the Trust’s unallocated Gold account. That amount is a U.S. Dollar amount of Gold owned by the Trust. On the [            ] Business Day after that, the Gold Delivery Provider will convert that U.S. Dollar amount of Gold in the unallocated account to a specific number of ounces of Gold and transfer such amount to the Trust’s allocated account.

Additionally, the Trust’s unallocated account exposure to the Gold Delivery Provider will be collateralized with Gold in the Trust’s allocated account in an amount sufficient to cover the amount in the unallocated account and any anticipated intra-day FX movements.

The Fund will not hold any non-U.S. currency or any financial instruments linked to a foreign currency or index, other than the Fund’s rights and obligations under the Gold Delivery Agreement.

The Administrator will determine the NAV of the Fund each Business Day, unless there is a Market Disruption Event or Extraordinary Event. The NAV of the Fund is the aggregate value of the Fund’s assets less its estimated accrued but unpaid liabilities (which include accrued but unpaid fees and expenses). The NAV of the Fund is calculated based on (i) the price of Gold per ounce held by the Fund in its allocated account applied against the number of ounces of Gold owned by the Fund, and (ii) the U.S. dollar value of the Gold temporarily held in the Fund’s unallocated account due to currency gains or losses based on changes in the value of the Reference Currencies against the U.S. dollar. The number of ounces of Gold held by the Fund reflects the amount of Gold delivered into (or out of) the Fund on a daily basis by Authorized Participants creating and redeeming Shares and the Gold Delivery Provider making and taking delivery of Gold based on changes in the value of the U.S. dollar relative to the value of the Reference Currencies reflected in the Index. In determining the Fund’s NAV, the Administrator will value the Gold held by the Fund in its allocated account based on the London PM Fix price for an ounce of Gold. Although the Fund will not hold the Reference Currencies, the Gold Delivery Provider will value the Reference Currencies based on the rates in effect as of the WMR FX Fixing Time, which is generally at 4:00 PM London Time. The Administrator will also determine the NAV per Share. Unless there is a Market Disruption Event or Extraordinary Event, NAV generally will be calculated as of 4:00 PM London time. The general role, responsibilities and regulation of the Administrator are further described in “The Administrator.”

Description of The Trust

Investors may obtain on a 24-hour basis gold pricing information based on the spot price for an ounce of gold from various financial information service providers. Current spot prices are also generally available with bid/ask spreads from gold bullion dealers. In addition, the Fund’s website will provide ongoing pricing information for gold spot prices and the Shares. Market prices for the Shares will be available from a variety of sources including brokerage firms, information websites and other information service providers. The NAV of the Fund will be published by the Sponsor on each day that the NYSE Arca is open for regular trading and will be posted on the Fund’s website. The Fund has no fixed termination date and will terminate upon the occurrence of a termination event listed in the Declaration of Trust. See “The Declaration of Trust — Termination of the Trust.”

The Sponsor

The Sponsor is a Delaware limited liability company formed on August 1, 2014 and became registered with the CFTC as a CPO and a member of the National Futures Association on                     , 2014. The Sponsor is responsible for establishing the Trust and for the registration of the Shares. The Sponsor generally oversees the performance of the Administrator and the Fund’s principal service providers, but does not exercise day-to-day oversight over the Administrator or such service providers. The Sponsor regularly communicates with the Administrator to monitor the overall performance of the Fund. The Sponsor may direct the Administrator, but only as provided in the Administration Agreement. The Sponsor, with assistance and support from the Administrator, is responsible for preparing and filing periodic reports on behalf of the Fund with the SEC and will provide any required certification for such reports. The Sponsor will designate the independent registered public accounting firm of the Fund and may from time to time employ legal counsel for the Fund. The Sponsor is also the CPO of the Fund and is registered in such capacity with the CFTC and became registered and a member of the National Futures Association as of                     , 2014. Neither the sponsor nor any of its trading principals has previously operated any other pools or traded any other accounts. The Sponsor maintains a public website on behalf of the Fund (            ), which contains information about the Fund and the Shares.

The Trustee

[                ], a Delaware trust company, is the sole Trustee of the Trust and the Fund. The Trustee’s principal offices are located at [                ]. The Trustee’s duties and liabilities with respect to the offering of the Shares and the management of the Trust and the Fund are limited to its express obligations under the Trust Declaration of Trust. The rights and duties of the Trustee and the Shareholders are governed by the provisions of the Delaware Statutory Trust Act and by the Trust Declaration of Trust.

The Trustee accepts service of legal process on behalf of the Trust and the Fund in the State of Delaware and will make certain filings under the Delaware Statutory Trust Act. The Trustee does not owe any other duties to the Trust or the Shareholders. The Trust Declaration provides that the Trustee is compensated by the Fund, as appropriate. The Sponsor has the discretion to replace the Trustee.

Only the Sponsor has signed the registration statement of which this Prospectus is a part, and only the assets of the Trust are subject to issuer liability under the federal securities laws for the information contained in this Prospectus and under federal securities laws with respect to the issuance and sale of the Shares. Under such laws, neither the Trustee, either in its capacity as Trustee or in its individual capacity, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of the Shares. The Trustee’s liability in connection with the issuance and sale of the Shares is limited solely to the express obligations of the Trustee set forth in the Trust Declaration.

The Trustee has no duty or liability to supervise or monitor the performance of the Administrator or other service providers to the Fund, nor does the Trustee have any liability for the acts or omissions of the Administrator or such service providers. The Shareholders have no voice in the day-to-day management of the business and operations of the Fund and the Trust, other than certain limited voting rights as set forth in the Trust Declaration.

The Trust or the Sponsor may retain the services of one or more additional service providers to assist with certain tax reporting requirements of the Fund and the Shareholders of the Fund.

The Administrator

The Sponsor, on behalf of the Fund, has appointed [            ] as the administrator, or the Administrator, of the Fund and has entered into an Administration Agreement in connection therewith (the “Administration Agreement”). [            ], a banking corporation organized under the laws of the State of New York with trust powers, has an office at 2 Hanson Place, Brooklyn, New York 11217. [            ] is subject to supervision by the New York State Banking Department and the Board of Governors of the Federal Reserve System. Information regarding the net asset value of the Fund, creation and redemption transaction fees and the names of the parties that have executed a Participant Agreement may be obtained from [            ] by calling the following number: (718) 315-7500. A copy of the Administration Agreement is available for inspection at [            ]’s office identified above.

ADMINISTRATION AGREEMENT

Pursuant to the Administration Agreement, the Administrator performs or supervises the performance of services necessary for the operation and administration of the Fund. These services include receiving and processing orders from Authorized Participants to create and redeem Creation Units, net asset value calculations, Gold Delivery Agreement calculations, causing the transfer of gold to or from the Fund in connection with the Gold Delivery Agreement, accounting and other fund administrative services. The Administrator retains, separately for the Fund, certain financial books and records, including: Creation Unit creation and redemption books and records, Fund accounting records, books and records regarding gold transfers under the Gold Delivery Agreement, ledgers with respect to assets, liabilities, capital, income and expenses, the registrar, transfer journals and related details and trading and related documents received from custodians, c/o [            ].

The Administration Agreement will continue in effect from the commencement of trading operations unless terminated on at least 90 days’ prior written notice by either party to the other party. Notwithstanding the foregoing, the Administrator may terminate the Administration Agreement with respect to the Fund upon 30 days’ prior written notice if the Fund has materially failed to perform its obligations under the Administration Agreement. The Administrator is both exculpated and indemnified under the Administration Agreement.

The Administrator’s monthly fees are paid by the Sponsor. The Administrator and any of its affiliates may from time-to-time purchase or sell Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion. The Administrator and any successor administrator must be a participant in DTC or such other securities depository as shall then be acting.

The Transfer Agent

The Sponsor, on behalf of the Fund, has appointed [            ] as the transfer agent, or Transfer Agent, of the Fund and has entered into a Transfer Agency and Service Agreement in connection therewith (the “Transfer Agency and Service Agreement”).

TRANSFER AGENCY AND SERVICE AGREEMENT

Pursuant to the Transfer Agency and Service Agreement, the Transfer Agent serves as the Fund’s transfer agent, dividend or distribution disbursing agent, and agent in connection with certain other activities as provided under the Transfer Agency and Service Agreement. The Transfer Agent receives a transaction processing fee in connection with orders from Authorized Participants to create or redeem Creation Units in the amount of $500 per order. These transaction processing fees are paid directly by the Authorized Participants and not by the Fund.

The term of the Transfer Agency and Service Agreement is one year from the effective date and will automatically renew for additional one year terms unless any party provides written notice of termination (with respect to the Fund) at least ninety (90) days prior to the end of any one year term or, unless earlier terminated as provided below:

➢	Either party terminates prior to the expiration of the initial term in the event the other party breaches any material provision of the Transfer Agency and Service Agreement, including, without limitation in the case of the Trust, on behalf of the Fund, its obligations to compensate the Transfer Agent, provided that the non-breaching party gives written notice of such breach to the breaching party and the breaching party does not cure such violation within ninety (90) days of receipt of such notice.

➢	The Fund may terminate the Transfer Agency and Service Agreement prior to the expiration of the initial term upon ninety (90) days’ prior written notice in the event that the Administrator determines to liquidate the Trust or the Fund and terminate its registration with the SEC other than in connection with a merger or acquisition of the Trust.

The Custodian

                    serves as the Custodian of the Fund’s Gold.                 is a national banking association organized under the laws of the United States of America. Its London office is located at                 .                     is subject to supervision by the Federal Reserve Bank of New York and the Federal Deposit Insurance Corporation. While the UK operations of the Custodian are regulated by the Financial Conduct Authority (the “FCA”) in the United Kingdom, the custodial services provided by the Custodian are presently not a regulated activity subject to the rules of the FCA.

The Custodian is responsible for safekeeping the Fund’s Gold. The Custodian facilitates the transfer of Gold in and out of the Fund through the unallocated Gold accounts it maintains for each Authorized Participant and the Gold Delivery Provider and the unallocated and allocated Gold accounts it maintains for the Fund. The Custodian is responsible for allocating specific bars of Gold bullion to the Trust Allocated Account. The Custodian provides the Administrator with regular reports detailing the Gold transfers in and out of the Trust Unallocated Account and the Trust Allocated Account and identifying the Gold bars held in the Trust Allocated Account.

The Custodian and its affiliates may from time to time act as Authorized Participants or purchase or sell Gold or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

CUSTODY OF THE FUND’S GOLD

Custody of the Gold bullion deposited with and held for the account of the Fund is provided by the Custodian at its London, England, Toronto, Canada and New York, New York vaults, or with the consent of the Trustee and the Sponsor, in other places. The Custodian will hold all of the Fund’s Gold in its own vault premises except when the Gold has been allocated in the vault of a subcustodian, and in such cases the Custodian has agreed that it will use commercially reasonable efforts promptly to transport the Gold from the subcustodian’s vault to the Custodian’s vault, at the Custodian’s cost and risk. The Custodian is a market maker, clearer and approved weigher under the rules of the LBMA.

The Custodian, as instructed by the Administrator, is authorized to accept, on behalf of the Fund, deposits of Gold in unallocated form. Acting on standing instructions given by the Administrator, the Custodian allocates Gold deposited in unallocated form with the Fund by selecting bars of Gold bullion for deposit to the Trust Allocated Account from unallocated bars which the Custodian holds or by instructing a subcustodian to allocate bars from unallocated bars held by the subcustodian. All Gold bullion allocated to the Fund must conform to the rules, regulations, practices and customs of the LBMA and the Custodian must replace any non-conforming Gold bullion with conforming bullion as soon as practical.

The Trust, on behalf of the Fund, and the Custodian have entered into the Custody Agreements which establish the Trust Unallocated Account and the Trust Allocated Account. The Trust Unallocated Account is used to facilitate the transfer of Gold deposits and Gold redemption distributions between Authorized Participants and the Fund in connection with the creation and redemption of Creation Units and the sales of Gold made by the Administrator for the Fund. The Trust Unallocated Account is also used in connection with the transfer of Gold into or out of the Fund pursuant to the Gold Delivery Agreement. Except when Gold is transferred in and out of the Fund, all Gold deposited with the Fund is held in the Trust Allocated Account (subject to the minimum amount of Gold that is capable of being allocated as an LBMA good delivery bar).

The Custodian is authorized to appoint from time to time one or more subcustodians to hold the Fund’s Gold until it can be transported to the Custodian’s vault. In accordance with LBMA practices and customs, the Custodian does not have written custody agreements with the subcustodians it selects. The Custodian’s selected subcustodians may appoint further subcustodians. These further subcustodians are not expected to have written custody agreements with the Custodian’s subcustodians that selected them. The Custodian is not expected to have oversight of or access to the custody agreements in place between the subcustodian and further subcustodians. This could affect the recourse of the Fund and the Custodian against any subcustodian in the event a subcustodian does not use due care in the safekeeping of the Fund’s Gold. See “Risk Factors—The ability of the Administrator and the Custodian to take legal action against subcustodians may be limited...”

The Custodian

The Custodian is required to use reasonable care in selecting subcustodians, but otherwise does not expect to have responsibility for the actions or inactions of the subcustodians appointed by it. The Custodian is obliged under the Allocated Bullion Account Agreement to use commercially reasonable efforts to obtain delivery of Gold from those subcustodians appointed by it. However, the Custodian may not have the right to, and does not have the obligation to, seek recovery of the Gold from any subcustodian appointed by a subcustodian. Otherwise, the Custodian does not undertake to monitor the performance by subcustodians of their custody functions or their selection of additional subcustodians and is not responsible for the actions or inactions of subcustodians.

Under the customs and practices of the London bullion market, allocated Gold is held by custodians and, on their behalf, by subcustodians under arrangements that permit each entity for which Gold is being held: (1) to request from the entity’s custodian (and a custodian or subcustodian to request from its subcustodian) a list identifying each Gold bar being held and the identity of the particular custodian or subcustodian holding the Gold bar and (2) to request the entity’s custodian to release the entity’s gold within two business days following demand for release. Each custodian or subcustodian is obligated under the customs and practices of the London bullion market to provide the bar list and the identification of custodians and subcustodians referred to in (1) above, and each custodian is obligated to release gold as requested. Under English law, unless otherwise provided in any applicable custody agreement, a custodian generally is liable to its customer for failing to take reasonable care of the customer’s gold and for failing to release the customer’s gold upon demand. The Custodian will not be liable for the acts or omissions, or for the solvency, of any subcustodian that it selects unless the selection of that subcustodian was made negligently or in bad faith.

The Custodian does not require any direct or indirect subcustodians to be insured or bonded with respect to their custodial activities. The Custodian maintains insurance with regard to its business on such terms and conditions as it considers appropriate. The Sponsor (so long as the Sponsor is WUAMC) may, subject to confidentiality restrictions, review this insurance coverage. The Fund will not be a beneficiary of any such insurance and does not have the ability to dictate the existence, nature or amount of the coverage. Therefore, Shareholders cannot be assured that the Custodian maintains adequate insurance or any insurance with respect to the Gold held by the Custodian on behalf of the Fund.

The Custodian has agreed to permit the officers and properly designated representatives of the Trustee and the independent public accountants for the Trust to access the Custodian’s records for the purpose of confirming the content of those records. Upon at least ten days’ prior notice, any such officer or properly designated representative, any independent public accountants for the Trust and any person designated by any regulatory authority having jurisdiction over the Trustee or the Trust is entitled to examine on the Custodian’s premises the gold held by the Custodian and the records regarding the gold held for the account of the Custodian at a sub-custodian. The Custodian has agreed that it will only retain sub-custodians if they agree to grant to the trustee and the independent registered public accounting firm of the trust access to records and inspection rights similar to those set forth above.

DESCRIPTION OF THE CUSTODY AGREEMENTS

The Allocated Bullion Account Agreement and the Unallocated Bullion Account Agreement between the Trust, on behalf of the Fund, and the Custodian establish the Trust Allocated Account and the Trust Unallocated Account, respectively. These agreements are sometimes referred to together as the “Custody Agreements.” The following is a description of the material terms of the Custody Agreements. As the Custody Agreements are similar in form, they are discussed together, with material distinctions between the agreements noted.

Reports

The Custodian provides the Administrator with reports for each business day, identifying the movements of Gold in and out of the Trust Allocated Account and the credits and debits of Gold to the Trust Unallocated Account. The Custodian also provides the Administrator with monthly statements of account for the Trust Allocated Account and the Trust Unallocated Account as of the last business day of each month. The monthly statements contain sufficient information to identify each bar of Gold held in the Trust Allocated Account and, if the bar is being held temporarily by a subcustodian, the identity of the subcustodian having custody.

The Custodian

Transfers into the Trust Unallocated Account

The Custodian credits to the Trust Unallocated Account the amount of Gold it receives from the Trust Allocated Account, an Authorized Participant Unallocated Account or from other third party unallocated accounts for credit to the Trust Unallocated Account. Unless otherwise agreed by the Custodian in writing, the only Gold the Custodian will accept in physical form for credit to the Trust Unallocated Account is Gold the Administrator has transferred from the Trust Allocated Account or that the Gold Delivery Provider has transferred into the Fund pursuant to the Gold Delivery Agreement. No interest will be paid by the Custodian on any credit balance to the Trust Unallocated Account.

Transfers from the Trust Unallocated Account

The Custodian transfers Gold from the Trust Unallocated Account only in accordance with the Administrator’s instructions to the Custodian. A transfer of Gold from the Trust Unallocated Account may only be made, (1) by transferring Gold to a third party unallocated account, (2) by transferring Gold to the Trust Allocated Account, or (3) by either (A) making Gold available for collection at the Custodian’s vault premises or at such other location as the Custodian may specify or (B), if separately agreed, delivering the Gold to such location as the Custodian and the Administrator agree at the Fund’s expense and risk. Any Gold made available in physical form will be in a form which complies with the rules, regulations, practices and customs of the LBMA, the Bank of England or any applicable regulatory body, or Custody Rules, or in such other form as may be agreed between the Administrator and the Custodian, and in all cases will comprise one or more whole Gold bars selected by the Custodian.

The Custody Agreements provide for the full allocation of all Gold received from the Authorized Participants and credited to the Trust Unallocated Account at the end of each business day. The Sponsor may establish an overdraft facility with the Custodian under which the Custodian may make available to the Trust Unallocated Account up to 430 fine ounces of Gold in order to allow the Custodian to fully allocate all Gold credited to the Trust Unallocated Account to the Trust Allocated Account at the end of each business day.

Transfers into the Trust Allocated Account

With respect to Gold delivered by Authorized Participants, the Custodian receives transfers of Gold into the Trust Allocated Account only at the Administrator’s instructions by debiting Gold from the Trust Unallocated Account and crediting such Gold to the Trust Allocated Account. With respect to the Gold Delivery Amount, the Gold Delivery Provider may give instructions to the Custodian to receive a transfer of Gold in the Trust Allocated Account.

Transfers from the Trust Allocated Account

The Custodian transfers Gold from the Trust Allocated Account only in accordance with the Administrator’s instructions. Generally, the Custodian transfers Gold from the Trust Allocated Account only by debiting Gold from the Trust Allocated Account and crediting the Gold to the Trust Unallocated Account.

Withdrawals of Gold Directly from the Trust Allocated Account

Upon the Administrator’s instruction, the Custodian debits Gold from the Trust Allocated Account and makes the Gold available for collection by the Administrator or, if separately agreed, for delivery by the Custodian in accordance with its usual practices at the Fund’s expense and risk. The Administrator and the Custodian expect that the Administrator will withdraw Gold physically from the Trust Allocated Account (rather than by crediting it to the Trust Unallocated Account and instructing a further transfer from that account) only in exceptional circumstances, such as if, for some unforeseen reason, it was not possible to transfer Gold in unallocated form. The Custodian is not obliged to effect any requested delivery if, in its reasonable opinion, (1) this would cause the Custodian or its agents to be in breach of the Custody Rules or other applicable law, court order or regulation, (2) the costs incurred would be excessive or (3) delivery is impracticable for any reason. When Gold is physically withdrawn from the Trust Allocated Account pursuant to the Administrator’s instruction, all right, title, risk and interest in and to the Gold withdrawn shall pass to the person to whom or to for whose account such Gold is transferred, delivered or collected at the time the recipient or its agent

The Custodian

acknowledges in writing its receipt of Gold. Unless the Administrator specifies the bars of Gold to be debited from the Trust Allocated Account, the Custodian is entitled to select the Gold bars.

Exclusion of Liability

The Custodian will use reasonable care in the performance of its duties under the Custody Agreements and is only responsible for any loss or damage suffered by the Fund as a direct result of any negligence, fraud or willful default in the performance of its duties. The Custodian’s liability under the Allocated Bullion Account Agreement is further limited to the market value of the Gold held in the Trust Allocated Account at the time such negligence, fraud or willful default is discovered by the Custodian, provided that the Custodian promptly notifies the Administrator of its discovery. The Custodian’s liability under the Unallocated Bullion Account Agreement is further limited to the amount of the Gold credited to the Trust Unallocated Account at the time such negligence, fraud or willful default is discovered by the Custodian, provided that the Custodian promptly notifies the Administrator of its discovery. Furthermore, the Custodian has no duty to make or take or to require any subcustodian selected by it to make or take any special arrangements or precautions beyond those required by the Custody Rules or as specifically set forth in the Custody Agreements.

In the event of a loss caused by the failure of the Custodian or a subcustodian to exercise reasonable care, the Administrator, on behalf of the Fund, has the right to seek recovery from the Custodian or subcustodian in breach. The Custodian is not liable for any delay in performance or any non-performance of any of its obligations under the Custody Agreements by reason of any cause beyond its reasonable control, including, acts of God, war or terrorism.

Indemnity

Solely out of the Fund’s assets, the Fund will indemnify the Custodian and each of its officers, directors, employees and affiliates on demand against all costs and expenses, damages, liabilities and losses which the Custodian or any such officer, director, employee or affiliate may suffer or incur in connection with the Custody Agreements, except to the extent that such sums are due directly to the Custodian’s negligence, willful default or fraud.

Termination

The Fund and the Custodian may each terminate any Custody Agreement upon 90 business days’ prior notice. If either the Allocated Bullion Account Agreement or the Unallocated Bullion Account Agreement is terminated, the other agreement automatically terminates.

Governing Law

The Custody Agreements are governed by English law. The Fund and the Custodian both consent to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts located in the borough of Manhattan in New York City. Such consent is not required for any person to assert a claim of New York jurisdiction over the Administrator or the Custodian.

The Gold Delivery Provider and the Gold Delivery Agreement

THE GOLD DELIVERY AGREEMENT

Pursuant to the terms of the Gold Delivery Agreement with the Trust, the Gold Delivery Provider has agreed to deliver to (and receive from) the Fund Gold in amounts intended to reflect the change in the daily performance of the Fund’s holdings of Gold as though they had been denominated in the Reference Currencies of the Index in accordance with the respective weights of such Reference Currencies in the Index. This is referred to as the Gold Delivery Amount.

On each Business Day, if no Market Disruption Event or Extraordinary Event has occurred or is continuing, the Gold Delivery Provider will calculate the Gold Delivery Amount to be delivered to (or received from) the Fund based on the change in the prices of the Reference Currencies from the previous Business Day. Specifically, the Gold Delivery Amount is calculated in the following manner. Each Business Day, assuming no Market Disruption Event or Extraordinary Event occurs or is continuing, the Gold Delivery Provider will determine the effect of changes in the daily value of the Reference Currencies against the U.S. dollar by calculating the change in the spot price of the Reference Currencies in their respective Index weights from the prior Business Day plus adding an amount to account for continuously providing the Fund with the economic effect of holding Gold denominated in terms of the Reference Currencies and further adding one Business Day’s interest. This amount is referred to as the FX PnL per Ounce. If no Market Disruption Events or Extraordinary Events have occurred or are continuing, the Gold Delivery Provider will make this calculation shortly after the Reference Currency prices are published at the WMR FX Fixing Time, which is generally at 4:00 pm London Time.

The FX PnL per Ounce is then multiplied by the number of Shares outstanding and the amount of Gold (in ounces or a fraction of ounces) associated with each Share, which produces an amount in U.S. Dollars equal to how the Fund’s Gold holdings would have performed if such holdings had been denominated in the Reference Currencies instead of the U.S. dollar. From this amount is subtracted an amount that reflects the market cost to the Gold Delivery Provider of effectuating the transactions that allow it to provide the Fund with the Gold Delivery Amount (which amount is based on each Business Day’s changing size of the Fund’s Gold holdings, changing gold prices, and changing prices of the Reference Currencies). The resultant total is the Gold Delivery Amount.

On [            ] Business Day,] if no Market Disruption Event or Extraordinary Event has occurred or is continuing and the Gold Delivery Amount is a positive number (meaning that the Fund has experienced a currency gain on the notional currency short positions), the Gold Delivery Provider will transfer the Gold Delivery Amount, which is an amount of Gold denominated in U.S. Dollars, to the Fund’s unallocated Gold account held with the Custodian. On the following [    ] Business Day, the Gold Delivery Amount held in the Fund’s unallocated Gold account will be reduced to a precise number of ounces of Gold and transferred to the Fund’s allocated Gold account. If the Gold Delivery Amount is a negative number (meaning that the Fund has experienced a currency loss on the notional currency short positions), the Fund will transfer the Gold Delivery Amount to the Gold Delivery Provider’s unallocated Gold account with the Custodian.

The Gold Delivery Provider also is obligated to maintain a sufficient amount of Gold in the Fund’s allocated Gold account held with the Custodian to fully collateralize the Gold Delivery Amount held in the Fund’s unallocated Gold account and to collateralize predicted intra-day exposure to any daily Gold Delivery Amount that may be owed to the Fund.

The Gold Delivery Agreement also specifies how the Gold Delivery Amount is factored into the Administrator’s daily calculation of the Fund’s NAV prior to the delivery of the Gold Delivery Amount into or out of the Fund (see Prospectus Summary — The Offering — Net Asset Value), and how the amount of Gold representing a Creation Unit is determined in creation and redemption transactions (see Creation and Redemption of Shares).

The Fund has agreed to indemnify the Gold Delivery Provider for all losses arising from third-party claims for any alleged untrue statement of a material fact in the Trust’s registration statement. The Gold Delivery Agreement may be terminated by either party after an initial term of 2.5 years and thereafter by either party on 180 day notice. The agreement can also be terminated earlier or on shorter notice if certain litigation, regulatory, and other contingencies or defaults under the agreement occur.

The Gold Delivery Provider and the Gold Delivery Agreement

The Gold Delivery Agreement may come within the CEA’s swap definition and thus may be deemed a commodity interest. The approximate percentage of the Fund’s assets that will be used to trade commodity interests is     %. The swap is subject to CFTC jurisdiction and regulation, and it will not be traded on an organized exchange or cleared by a clearing organization, but rather will be negotiated and transacted on a bilateral basis with                     .

The following chart shows gold deliveries to and from the Fund by the Gold Delivery Provider using numerical values and based on historical data on four days chosen to indicate the various combinations of gold (in USD terms) and the Reference Currencies appreciating or depreciating. Specifically, the chart shows how gold would move in or out of the Fund on a particular day in which: (1) the price of gold increases and the value of the USD against the Reference Currencies decreases; (2) the price of gold increases and the value of the USD against the Reference Currencies increases; (3) the price of gold decreases and the value of the USD against the Reference Currencies decreases; and (4) the price of gold decreases and the value of the USD against the Reference Currencies increases.

In the below chart, “FX” is the basket of References Currencies. “Up” refers to appreciation and “down” refers to depreciation. Note also that, assuming the price of gold in USD is flat, when the Reference Currencies depreciate, the Index goes up in value. The below chart assumes Fund assets under management of $100 million.

Gold and FX Up or Down	Date	Index % Change	Gold Price in USD % Change	Implied FX % Change*	USD Amount of Gold To (+) and From (-) the Fund
Gold Up / FX Down	1/2/2014	2.32%	1.70%	0.611%	+$611,000
Gold Up / FX Up	1/10/2014	0.96%	1.5%	-0.520%	-$520,000
Gold Down / FX Down	5/20/2014	-0.28%	-0.5%	0.216%	+$216,000
Gold Down / FX Up	7/14/2014	-2.19%	-2.2%	-0.021%	-$ 21,000

*	The implied FX percentage change is the differential between the Index percentage change and the gold price percentage change in US$/oz. It is computed as follows (1+R(GG))=(1+R(g))*(1+iFX), where for each corresponding period R(GG) is the percentage change of the Index, R(g) is the percentage change of gold (US$/oz), and iFX is the implied FX percentage change.

The Securities Depository; Book-Entry-Only System; Global Security

DTC will act as securities depository for the Shares. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of DTC Participants and to facilitate the clearance and settlement of transactions in such securities among the DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC is expected to agree with and represent to the DTC Participants that it will administer its book-entry system in accordance with its rules and by-laws and the requirements of law.

Individual certificates will not be issued for the Shares. Instead, one or more global certificates will be signed by the Administrator and the Sponsor on behalf of the Fund, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Administrator on behalf of DTC. The global certificates will evidence all of the Shares outstanding at any time. The representations, undertakings and agreements made on the part of the Fund in the global certificates are made and intended for the purpose of binding only the Fund and not the Administrator or the Sponsor individually.

Upon the settlement date of any creation, transfer or redemption of Shares, DTC will credit or debit, on its book-entry registration and transfer system, the amount of the Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Administrator and the Authorized Participants will designate the accounts to be credited and charged in the case of creation or redemption of Shares.

Beneficial ownership of the Shares will be limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC (with respect to DTC Participants), the records of DTC Participants (with respect to Indirect Participants), and the records of Indirect Participants (with respect to Shareholders that are not DTC Participants or Indirect Participants). Shareholders are expected to receive from or through the DTC Participant maintaining the account through which the Shareholder has purchased their Shares a written confirmation relating to such purchase.

Shareholders that are not DTC Participants may transfer the Shares through DTC by instructing the DTC Participant or Indirect Participant through which the Shareholders hold their Shares to transfer the Shares. Shareholders that are DTC Participants may transfer the Shares by instructing DTC in accordance with the rules of DTC. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Creation Units and/or the Shares by giving notice to the Administrator and the Sponsor. Under such circumstances, the Administrator and the Sponsor will either find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, terminate the Fund.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the Shares can only be held in book-entry form through DTC and DTC Participants, investors must rely on DTC, DTC Participants and any other financial intermediary through which they hold the Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about procedures and requirements for securities held in book-entry form through DTC.

Description of the Shares

GENERAL

The beneficial interest in the Trust will be divided into one or more Series. Each Series may be divided into two or more classes. Subject to the distinctions permitted among classes of the same Series as established by the Sponsor, each Share of a Series of the Trust shall represent an equal beneficial interest in the net assets of such Series, and each holder of Shares of a Series shall be entitled to receive such holder’s pro rata share of distributions of income and capital gains, if any, made with respect to such Series. Upon redemption of the Shares of any Series, the applicable Shareholder shall be paid solely out of the funds and property of such Series of the Trust. All Shares are fully paid and non-assessable.

SHARE SPLITS

If the Sponsor believes that the per Share price in the secondary market for Shares has fallen outside a desirable trading price range, the Sponsor may direct the Administrator to declare a split or reverse split in the number of Shares outstanding and to make a corresponding change in the number of Shares constituting a Creation Unit.

DISTRIBUTIONS

No Share shall have any priority or preference over any other Share of the same Series with respect to dividends or distributions of the Trust or otherwise. All dividends and distributions shall be made ratably among all Shareholders of a Series (or class) from the assets held with respect to such Series according to the number of Shares of such Series (or class) held of record by such Shareholders on the record date for any dividend or distribution or on the date of termination of the Trust, as the case may be.

VOTING AND APPROVALS

Under the Declaration of Trust, Shareholders have no voting rights, except in limited circumstances. In addition, certain amendments to the Declaration of Trust require the consent of 51% of the Shareholders or the unanimous consent of the Shareholders.

Creation and Redemption of Shares

The Fund creates and redeems Shares from time to time, but only in one or more Creation Units (a Creation Unit equals a block of 50,000 Shares). The creation and redemption of Creation Units is only made in exchange for the delivery to the Fund or the distribution by the Fund of the amount of Gold and cash, if any, represented by the Creation Units being created or redeemed, the amount of which is based on the combined NAV of the number of Shares included in the Creation Units being created or redeemed determined on the day the order to create or redeem Creation Units is properly received.

Authorized Participants are the only persons that may place orders to create and redeem Creation Units. To become an Authorized Participant, a person must enter into a Participant Agreement with the Administrator. The Participant Agreement and the related procedures attached thereto may be amended by the Administrator and the Sponsor without the consent of any Shareholder or Authorized Participant. Authorized Participants who make deposits with the Fund in exchange for Creation Units receive no fees, commissions or other form of compensation or inducement of any kind from either the Sponsor or the Fund, and no such person has any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of Shares.

The Initial Purchaser will be deemed to be a statutory underwriter. Authorized Participants are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act, as described in “Plan of Distribution.”

Prior to initiating any creation or redemption order, an Authorized Participant must have entered into an agreement with the Custodian to establish an Authorized Participant Unallocated Account in London, or a Participant Unallocated Bullion Account Agreement. Authorized Participant Unallocated Accounts may only be used for transactions with the Fund. An unallocated account is an account with a bullion dealer, which may also be a bank, to which a fine weight amount of Gold is credited. Transfers to or from an unallocated account are made by crediting or debiting the number of ounces of Gold being deposited or withdrawn. The account holder is entitled to direct the bullion dealer to deliver an amount of physical Gold equal to the amount of Gold standing to the credit of the account holder. Gold held in an unallocated account is not segregated from the Custodian’s assets. The account holder therefore has no ownership interest in any specific bars of Gold that the bullion dealer holds or owns. The account holder is an unsecured creditor of the bullion dealer, and credits to an unallocated account are at risk of the bullion dealer’s insolvency, in which event it may not be possible for a liquidator to identify any Gold held in an unallocated account as belonging to the account holder rather than to the bullion dealer.

Certain Authorized Participants are able to participate directly in the gold bullion market and the gold futures market. In some cases, an Authorized Participant may from time to time acquire gold from or sell gold to its affiliated gold trading desk, which may profit in these instances. The Sponsor believes that the size and operation of the gold bullion market make it unlikely that an Authorized Participant’s direct activities in the gold or securities markets will impact the price of gold or the price of the Shares. Authorized Participants must be a DTC Participant and must be registered as a broker-dealer under the Exchange Act, and regulated by FINRA, or will be exempt from being or otherwise will not be required to be so regulated or registered, and will be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Each Authorized Participant will have its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Creation Units. An order for one or more Creation Units may be placed by an Authorized Participant on behalf of multiple clients. Persons interested in purchasing Creation Units should contact the Sponsor or the Administrator to obtain the contact information for the Authorized Participants. Shareholders who are not Authorized Participants will only be able to redeem their Shares through an Authorized Participant.

Creation and Redemption of Shares

All Gold bullion must be delivered to the Fund and distributed by the Fund in unallocated form through credits and debits between Authorized Participant Unallocated Accounts and the Trust Unallocated Account.

All Gold bullion must be of at least a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) and otherwise conform to the rules, regulations practices and customs of the LBMA, including the specifications for a London Good Delivery Bar.

Under the Participant Agreement, the Sponsor has agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the Securities Act, and to contribute to the payments the Authorized Participants may be required to make in respect of those liabilities. The Administrator has agreed to reimburse the Authorized Participants, solely from and to the extent of the Fund’s assets, for indemnification and contribution amounts due from the Sponsor to the extent the Sponsor has not paid such amounts when due.

The following description of the procedures for the creation and redemption of Creation Units is only a summary and investors should review the description of the procedures for the creation and redemption of Creation Units set forth in the Declaration of Trust, the Administration Agreement, the form of Participant Agreement and the form of Participant Unallocated Bullion Account Agreement, each of which have been filed as exhibits to this registration statement of which this prospectus is a part.

CREATION PROCEDURES

On any business day, an Authorized Participant may place an order with the Administrator to create one or more Creation Units. Purchase orders must be placed by 4:00 PM or the close of regular trading on NYSE Arca, whichever is earlier. The day on which the Administrator receives a valid purchase order is the purchase order date.

By placing a purchase order, an Authorized Participant agrees to deposit Gold with the Fund, or a combination of Gold and cash, if any, as described below. Prior to the delivery of Creation Units for a purchase order, the Authorized Participant must also have wired to the Administrator the non-refundable transaction fee due for the purchase order.

DETERMINATION OF REQUIRED DEPOSITS

The total deposit required to create each Creation Unit, or a Creation Unit Gold Delivery Amount, is an amount of Gold and cash, if any, that is in the same proportion to the total assets of the Fund (net of estimated accrued expenses and other liabilities) on the date the order to purchase is properly received as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the date the order is received, giving effect to any creation or redemption orders accepted on prior days that have not settled, any Gold Delivery Amounts determined with respect to prior business days that have not settled, and excluding any Gold held by the trust as collateral for the Gold Delivery Provider’s delivery obligation. The Authorized Participant will also be required to deliver an amount of Gold for delivery to the Gold Delivery Provider associated with the notational cost of resizing the amount of Gold subject to the Gold Delivery Agreement.

DELIVERY OF REQUIRED DEPOSITS

An Authorized Participant who places a purchase order is responsible for crediting its Authorized Participant Unallocated Account with the required Gold deposit amount by the end of the second business day in London following the purchase order date. Upon receipt of the Gold deposit amount, the Custodian, after receiving appropriate instructions from the Authorized Participant and the Administrator, will transfer on the third business day following the purchase order date the Gold deposit amount from the Authorized Participant Unallocated Account to the Trust Unallocated Account and the Administrator will direct DTC to credit the number of Creation Units ordered to the Authorized Participant’s DTC account. The expense and risk of delivery, ownership and safekeeping of Gold until such Gold has been received by the Fund will be borne solely by the Authorized Participant. If Gold is to be delivered other than as described above, the Sponsor is authorized to establish such procedures and to appoint such custodians and establish such custody accounts as the Sponsor determines to be desirable.

Creation and Redemption of Shares

Acting on standing instructions given by the Administrator, the Custodian will transfer the Gold deposit amount from the Trust Unallocated Account to the Trust Allocated Account by allocating to the Trust Allocated Account specific bars of Gold from unallocated bars which the Custodian holds or instructing a subcustodian to allocate specific bars of Gold from unallocated bars held by or for the subcustodian. The Gold bars in an allocated Gold account are specific to that account and are identified by a list which shows, for each Gold bar, the refiner, assay or fineness, serial number and gross and fine weight. Gold held in the Fund’s allocated account is the property of the Fund and is not traded, leased or loaned under any circumstances.

The Custodian will use commercially reasonable efforts to complete the transfer of Gold to the Trust Allocated Account prior to the time by which the Administrator is to credit the Creation Unit to the Authorized Participant’s DTC account; if, however, such transfers have not been completed by such time, the number of Creation Units ordered will be delivered against receipt of the Gold deposit amount in the Trust Unallocated Account, and all Shareholders will be exposed to the risks of unallocated Gold to the extent of that Gold deposit amount until the Custodian completes the allocation process. See “Risk Factors — Gold held in the Fund’s unallocated Gold account and any Authorized Participant’s unallocated Gold account will not be segregated from the Custodian’s assets...”

REDEMPTION PROCEDURES

The procedures by which an Authorized Participant can redeem one or more Creation Units mirror the procedures for the creation of Creation Units. On any business day, an Authorized Participant may place an order with the Administrator to redeem one or more Creation Units. Redemption orders must be placed by 4:00 PM or the close of regular trading on NYSE Arca, whichever is earlier. A redemption order so received is effective on the date it is received in satisfactory form by the Administrator.

DETERMINATION OF REDEMPTION DISTRIBUTION

The redemption distribution from the Fund consists of a credit to the redeeming Authorized Participant’s Authorized Participant Unallocated Account representing the amount of the Gold held by the Fund evidenced by the Shares being redeemed plus, or minus, the cash redemption amount. The cash redemption amount is equal to the value of all assets of the Fund other than Gold less all estimated accrued expenses and other liabilities, divided by the number of Creation Units outstanding and multiplied by the number of Creation Units included in the Authorized Participant’s redemption order, adjusted for any creation or redemption orders accepted on prior days that have not settled, any FX Delivery Amounts determined with respect to prior business days that have not settled, and excluding any Gold held by the trust as collateral for the Gold Provider’s delivery obligation. The Sponsor anticipates that in the ordinary course of the Fund’s operations there will be no cash distributions made to Authorized Participants upon redemptions. In connection with each redemption, the Fund must deliver to the Gold Delivery Provider a number of Gold ounces associated with the notational cost of resizing of the amount of Gold subject to the Gold Delivery Agreement. Fractions of a fine ounce of Gold included in the redemption distribution smaller than 0.001 of a fine ounce are disregarded. Redemption distributions are subject to the deduction of any applicable tax or other governmental charges which may be due.

DELIVERY OF REDEMPTION DISTRIBUTION

The redemption distribution due from the Fund is delivered to the Authorized Participant on the third business day following the redemption order date if, by 9:00 AM New York time on such third business day, the Administrator’s DTC account has been credited with the Creation Units to be redeemed. If the Administrator’s DTC account has not been credited with all of the Creation Units to be redeemed by such time, the redemption distribution is delivered to the extent of whole Creation Units received. Any remainder of the redemption distribution is delivered on the next business day to the extent of remaining whole Creation Units received if the Administrator receives the fee applicable to the extension of the redemption distribution date which the Administrator may, from time to time, determine and the remaining Creation Units to be redeemed are credited to the Administrator’s DTC account by 9:00 AM New York time on such next business day. Any further outstanding amount of the redemption order will be cancelled. The Administrator is also authorized to deliver the redemption distribution notwithstanding that the Creation Units to be redeemed are not credited to the

Creation and Redemption of Shares

Administrator’s DTC account by 9:00 AM New York time on the third business day following the redemption order date if the Authorized Participant has collateralized its obligation to deliver the Creation Units through DTC’s book entry system on such terms as the Sponsor and the Administrator may from time to time agree upon.

The Custodian transfers the redemption Gold amount from the Trust Allocated Account to the Trust Unallocated Account and, thereafter, to the redeeming Authorized Participant’s Authorized Participant Unallocated Account. The Authorized Participant and the Fund are each at risk in respect of Gold credited to their respective unallocated accounts in the event of the Custodian’s insolvency. See “Risk Factors — Gold held in the Fund’s unallocated Gold account and any Authorized Participant’s unallocated Gold account will not be segregated from the Custodian’s assets...”

SUSPENSION OR REJECTION OF REDEMPTION ORDERS

The Administrator may, in its discretion, and will when directed by the Sponsor, suspend the right of redemption, or postpone the redemption settlement date for: (1) any period during which NYSE Arca is closed other than customary weekend or holiday closings, or trading on NYSE Arca is suspended or restricted; (2) any period during which an emergency exists as a result of which delivery, disposal or evaluation of Gold is not reasonably practicable; or (3) such other period as the Sponsor determines to be necessary for the protection of the Shareholders.

The Administrator will reject a redemption order if (i) the order is not in proper form as described in the Participant Agreement, (ii) the fulfillment of the order, in the opinion of its counsel, might be unlawful, (iii) the order would have adverse tax consequences to the Fund or its Shareholders or (iv) circumstances outside the control of the Administrator, the Sponsor or the Custodian make the redemption, for all practical purposes, not feasible to process.

None of the Sponsor, the Administrator or the Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension, postponement or rejection.

CREATION AND REDEMPTION TRANSACTION FEE

An Authorized Participant is required to pay a transaction fee to the Administrator of [            ] per order to create or redeem Creation Units. An order may include multiple Creation Units. The transaction fee may be changed by the Administrator with the consent of the Sponsor. The Administrator shall notify DTC of any agreement to change the transaction fee and will not implement any increase in the fee for the redemption of Creation Units until [            ] after the date of the notice. A transaction fee may not exceed [            ] of the value of a Creation Unit at the time the creation and redemption order is accepted.

TAX RESPONSIBILITY

Authorized Participants are responsible for any transfer tax, sales or use tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of Creation Units, regardless of whether or not such tax or charge is imposed directly on the Authorized Participant, and agree to indemnify the Sponsor, the Administrator and the Fund if they are required by law to pay any such tax, together with any applicable penalties, additions to tax or interest thereon.

The Declaration of Trust

The Trust operates under the terms of the Declaration of Trust     , dated as of                     , 2014, between the Sponsor, and the Trustee. A copy of the Declaration of Trust is available for inspection at the Trustee’s office. The following is a description of the material terms of the Declaration of Trust.

THE SPONSOR

This section summarizes some of the important provisions of the Declaration of Trust which apply to the Sponsor. For a general description of the Sponsor’s role concerning the Trust, see the section herein entitled “The Sponsor.”

Liability of the Sponsor and indemnification

The Sponsor will not be liable to the Trust, the Trustee or any Shareholder for any action taken or for refraining from taking any action in good faith, or for errors in judgment or for depreciation or loss incurred by reason of the sale of any Gold or other assets of the Fund or the Trust. However, the preceding liability exclusion will not protect the Sponsor against any liability resulting from its own gross negligence, bad faith, willful misconduct or willful malfeasance in the performance of its duties or the reckless disregard of its obligations and duties to the Fund or the Trust.

The Sponsor and its shareholders, members, directors, officers, employees, affiliates and subsidiaries will be indemnified by the Trust and held harmless against any losses, liabilities or expenses incurred in the performance of its duties under the Declaration of Trust without gross negligence, bad faith, willful misconduct, willful malfeasance or reckless disregard of the indemnified party’s obligations and duties under the Declaration of Trust. The Sponsor will also be indemnified from the Fund and the Trust and held harmless against any loss, liability or expense arising under the Distribution Agreement or any Participant Agreement insofar as such loss, liability or expense arises from any untrue statement or alleged untrue statement of a material fact contained in any written statement provided to the Sponsor by the Trustee. Such indemnity includes payment from the Trust of the costs and expenses incurred in defending against any indemnified claim or liability under the Declaration of Trust.

Resignation of the Sponsor; successor sponsors

The Sponsor may resign its position as sponsor at any time by delivering to the Trustee an executed instrument of resignation. The resignation will not become effective until the earlier of the time when (1) the Trustee appoints a successor sponsor to assume, with appropriate compensation from the Trust, the duties and obligations of the Sponsor, (2) the Trustee agrees to act as sponsor without appointing a successor sponsor and without terminating the Declaration of Trust, or (3) if a successor sponsor has not been found within sixty (60) days following the date the instrument of resignation was delivered, the date the Trustee terminates and liquidates the Trust and distributes all remaining assets to DTC for distribution to DTC Participants who are then owners of Shares on the records of DTC. Upon effective resignation, the Sponsor will be discharged and will no longer be liable in any manner except as to acts or omissions occurring prior to such resignation, and the new sponsor will then undertake and perform all duties and be entitled to all rights and compensation as sponsor under the Declaration of Trust.

If the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of its duties required under the Declaration of Trust, and the failure is not cured within 15 business days following receipt of notice from the Trustee of the failure, or if the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Trustee may do any one or more of the following: (1) appoint a successor sponsor to assume, with such compensation from the Trust as the Trustee may deem reasonable under the circumstances, the duties and obligations of the resigning Sponsor, (2) agree to act as sponsor without appointing a successor sponsor, or (3) terminate and liquidate the Trust and distribute its remaining assets. The Trustee has no obligation to appoint a successor sponsor or to assume the duties of the Sponsor and will have no liability to any person because the Trust is terminated as described in the preceding sentence.

The Declaration of Trust

THE TRUSTEE

This section summarizes some of the important provisions of the Declaration of Trust which apply to the Trustee. For a general description of the Trustee’s role concerning the Trust, see the section herein entitled “The Trustee.”

Liability of the Trustee and indemnification

The Trustee will not be liable or accountable to the Trust or any other person or under any agreement to which the Trust or any Fund is a party, except for the Trustee’s own gross negligence or willful misconduct. The Trustee and its successors, assigns, legal representatives, officers, directors, employees, agents and servants will be indemnified by the Trust from any liabilities, obligations, losses, damages, penalties, certain taxes, claims, actions, suits, costs, expenses or disbursements (including legal fees and expenses) relating to or arising out of the formation, operation or termination of the Trust, except to the extent that such expenses result from the gross negligence or willful misconduct of an indemnified party.

Indemnity for actions taken to protect the Trust

The Trustee is under no obligation to institute, conduct or defend any litigation under the Declaration of Trust or any other agreements to which the Trust or the Fund is a party, at the request, order or direction of the Sponsor or any Shareholders unless the Trust, the Sponsor or such Shareholders have offered to the Trustee (in its capacity as Trustee and individually) security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Trustee (including, without limitation, the reasonable fees and expenses of its counsel).

Resignation, discharge or removal of Trustee; successor trustees

The Trustee may resign at any time by giving at least ninety (90) days advance written notice to the Trust, provided that such resignation will not become effective unless and until a successor Trustee has been appointed by the Sponsor. If the Sponsor does not act within such ninety (90) day period, the Trustee may apply, at the expense of the Trust, to the Court of Chancery of the State of Delaware for the appointment of a successor Trustee. Upon effective resignation, the Trustee will be discharged of its duties and obligations.

STATEMENTS, FILINGS AND REPORTS

Proper books of account for the Fund shall be kept and shall be audited annually by an independent certified public accounting firm selected by the Sponsor in its sole discretion, and there shall be entered therein all transactions, matters and things relating to each Fund’s business as are required by the Securities Act, as amended, the CEA and regulations promulgated thereunder, and all other applicable rules and regulations, and as are usually entered into books of account kept by Persons engaged in a business of like character. The books of account shall be kept at the principal office of the Trust.

The Sponsor will file (i) the Quarterly Reports on Form 10-Q, filed for the first three quarters of each fiscal year; (ii) the Annual Reports on Form 10-K, filed at end of each fiscal year; and (iii) Current Reports on Form 8-K, which will be filed as necessary to announce material events not disclosed in either Form 10-Q or 10-K.

FISCAL YEAR

The fiscal year of the Fund will initially be the period ending [    ] of each year. The Sponsor has the continuing right to select an alternate fiscal year.

TERMINATION OF THE TRUST

The Sponsor may terminate the Trust or the Fund in its sole discretion.

The Sponsor would likely terminate and liquidate the Fund if any of the following events occur:

➢	DTC is unwilling or unable to perform its functions under the Declaration of Trust and the Sponsor determines that no suitable replacement is available;

The Declaration of Trust

➢	The Shares are de-listed from the NYSE Arca and are not listed for trading on another U.S. national securities exchange or through the Nasdaq Stock Market within five business days from the date the Shares are de-listed;

➢	The Sponsor resigns or is unable to perform its duties or becomes bankrupt or insolvent and the Trustee has not appointed a successor and has not itself agreed to act as sponsor;

➢	The Sponsor resigns and the Trustee has not appointed a successor to act as sponsor of the Fund within [ ] days from the resignation notification date;

➢	The Custodian resigns and no successor custodian is appointed by the Sponsor within [ ] days from the resignation notification date;

➢	The Index License Agreement for the Fund is terminated and a replacement index in not licensed within sixty [ ] days;

➢	The Gold Delivery Agreement is terminated and no successor gold delivery agent is appointed within sixty (60) days;

➢	The sale of all of the Fund’s assets;

➢	If at any time after the expiration of 90 days of trading on the NYSE Arca the Net Asset Value of the Trust remains less than $50 million for a period of 50 consecutive Business Days; or

➢	The Fund fails to qualify for treatment, or ceases to be treated, for U.S. federal income tax purposes, as a grantor trust.

The Sponsor may also terminate the Fund upon the agreement of Shareholders owning at least 66 2/3% of the outstanding Shares. The Sponsor will give written notice of the termination of the Fund, specifying the date of termination, upon which DTC will no longer permit transfers, to DTC Participants for distribution to the Shareholders at least 20 days prior to the termination of the Fund. The Sponsor will, within a reasonable time after the termination of the Fund, sell the Fund’s Gold and will, subject to any applicable provisions of law, sell all of the Gold not already distributed to Authorized Participants redeeming Redemption Baskets, if any, in such a manner so as to effectuate orderly sales and a minimal market impact. The Sponsor shall not be liable for or responsible in any way for depreciation or loss incurred by reason of any sale or sales made in accordance with the provisions of the Declaration of Trust. The Sponsor may suspend its sales of the Gold upon the occurrence of unusual or unforeseen circumstances, including, but not limited to, a suspension in trading of gold.

AMENDMENTS TO DECLARATION OF TRUST

The Declaration of Trust can be amended by the Sponsor without the Shareholders’ consent. The Declaration of Trust may also be amended by the Sponsor with the consent of Shareholders representing at least 51% of the Shares outstanding to add provisions to or change or eliminate any of the provisions of this Declaration of Trust or to modify the rights of Shareholders. However, the Declaration of Trust may not be amended without the consent of all of the Shareholders if the amendment would (1) permit the acquisition of any asset other than Gold and cash, if any, acquired in accordance with the Declaration of Trust, (2) reduce the interest of any Shareholder in the Fund, or (3) reduce the percentage of Shareholders required to consent to the amendment. The Sponsor shall provide each DTC Participant with copies of a notice of any amendment for the DTC Participant to distribute to the Shareholders for whom the DTC Participant holds Shares.

GOVERNING LAW, CONSENT TO DELAWARE JURISDICTION

The Declaration of Trust, and the rights of the Sponsor, the Trustee, DTC (as registered owner of the Trust’s global certificates for Shares) and the Shareholders under the Declaration of Trust, are governed by the laws of the State of Delaware. The Sponsor, the Trustee and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consents to the jurisdiction of the courts of the State of Delaware and any federal courts located in the State of Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor or the Trustee.

United States Federal Tax Consequences

The following discussion of the material United States federal income tax consequences that generally apply to the purchase, ownership and disposition of Shares by a U.S. Shareholder (as defined below), and certain United States federal income, gift and estate tax consequences that may apply to an investment in Shares by a Non-U.S. Shareholder (as defined below), represents, insofar as it describes conclusions as to U.S. federal tax law and subject to the limitations and qualifications described therein, the opinion of Morgan, Lewis & Bockius LLP, United States federal tax counsel to the Sponsor. The discussion below is based on the United States Internal Revenue Code of 1986, as amended, or Code, Treasury Regulations promulgated under the Code and judicial and administrative interpretations of the Code, all as in effect on the date of this prospectus and all of which are subject to change either prospectively or retroactively. The tax treatment of Shareholders may vary depending upon their own particular circumstances. Certain Shareholders (including broker-dealers, traders or other investors with special circumstances) may be subject to special rules not discussed below. In addition, the following discussion applies only to investors who hold Shares as “capital assets” within the meaning of Code section 1221. Moreover, the discussion below does not address the effect of any state, local or foreign tax law on an owner of Shares. Purchasers of Shares are urged to consult their own tax advisors with respect to all federal, state, local and foreign tax law considerations potentially applicable to their investment in Shares.

For purposes of this discussion, a “U.S. Shareholder” is a Shareholder that is:

➢	An individual who is treated as a citizen or resident of the United States for U.S. federal income tax purposes;

➢	A corporation created or organized in or under the laws of the United States or any political subdivision thereof;

➢	An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

➢	A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A Shareholder that is not a U.S. Shareholder as defined above is generally considered a “Non-U.S. Shareholder” for purposes of this discussion. For United States federal income tax purposes, the treatment of any beneficial owner of an interest in a partnership, including any entity treated as a partnership for United States federal income tax purposes, will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in partnerships are urged to consult their tax advisors about the United States federal income tax consequences of purchasing, owning and disposing of Shares.

TAXATION OF THE TRUST

The Trust, on behalf of the Fund, intends to file a request for an IRS private letter ruling which will request a ruling that the Fund will be treated as a “grantor trust” for U.S. federal income tax purposes. If an IRS private letter ruling is not timely secured, the Trust will engage counsel to obtain an opinion of counsel that the Fund should be treated as a “grantor trust” for U.S. federal income tax purposes. An opinion of counsel, however, has no binding or legal effect on the IRS or any court and no assurances can be given that the IRS will not take positions contrary to the opinion rendered or that the courts would not ultimately sustain such positions of the IRS. If the Fund were found not to be taxable as a “grantor trust,” it would likely be taxable as a partnership (and not a publicly traded partnership taxed as an association) for U.S. federal income tax purposes and would be required to forward Form K-1s to Fund Shareholders. It is not expected that the tax consequences to the Fund’s Shareholders would differ materially if it were to be treated as a partnership. The balance of this disclosure assumes that the Fund will be treated as a “grantor trust” for U.S. federal income tax purposes.

As a “grantor trust” for U.S. federal income tax purposes, neither the Trust nor the Fund itself will/should pay U.S. federal income tax. Instead, the income and expenses of the Fund “flow through” to the Fund’s Shareholders, and the Administrator will report the Fund’s income, gains, losses and deductions to the Internal Revenue Service, or IRS, on that basis.

United States Federal Tax Consequences

TAXATION OF U.S. SHAREHOLDERS

Shareholders generally will be treated, for U.S. federal income tax purposes, as if they directly owned a pro rata share of the underlying assets held in the Fund. Shareholders also will be treated as if they directly received their respective pro rata shares of the Fund’s income, if any, and as if they directly incurred their respective pro rata shares of the Fund’s expenses. In the case of a Shareholder that purchases Shares for cash, its initial tax basis in its pro rata share of the assets held in the Fund at the time it acquires its Shares will be equal to its cost of acquiring the Shares. In the case of a Shareholder that acquires its Shares by delivering Gold to the Fund, the delivery of Gold to the Fund in exchange for the underlying Gold represented by the Shares will not be a taxable event to the Shareholder, and the Shareholder’s tax basis and holding period for the Shareholder’s pro rata share of the Gold held in the Fund will be the same as its tax basis and holding period for the Gold delivered in exchange therefore. For purposes of this discussion, it is assumed that all of a Shareholder’s Shares are acquired on the same date, at the same price per Share and, except where otherwise noted, that the sole asset of the Fund is Gold.

When the Fund sells Gold, for example to pay expenses, a Shareholder generally will recognize gain or loss in an amount equal to the difference between (1) the Shareholder’s pro rata share of the amount realized by the Fund upon the sale and (2) the Shareholder’s tax basis for its pro rata share of the Gold that was sold, which gain or loss will generally be long-term or short-term capital gain or loss, depending upon whether the Shareholder is treated as having held its share of the Gold that was sold for more than one year. A Shareholder’s tax basis for its share of any Gold sold by the Fund generally will be determined by multiplying the Shareholder’s total basis for its share of all of the Gold held in the Fund immediately prior to the sale, by a fraction the numerator of which is the amount of Gold sold and the denominator of which is the total amount of the Gold held in the Fund immediately prior to the sale. After any such sale, a Shareholder’s tax basis for its pro rata share of the Gold remaining in the Fund will be equal to its tax basis for its share of the total amount of the Gold held in the Fund immediately prior to the sale, less the portion of such basis allocable to its share of the Gold that was sold.

Upon a Shareholder’s sale of some or all of its Shares, the Shareholder will be treated as having sold the portion of its pro rata share of the Gold held in the Fund at the time of the sale that is attributable to the Shares sold. Accordingly, the Shareholder generally will recognize gain or loss on the sale in an amount equal to the difference between (1) the amount realized pursuant to the sale of the Shares, and (2) the Shareholder’s tax basis for the portion of its pro rata share of the Gold held in the Fund at the time of sale that is attributable to the Shares sold, as determined in the manner described in the preceding paragraph.

A redemption of some or all of a Shareholder’s Shares in exchange for the underlying Gold represented by the Shares redeemed generally will not be a taxable event to the Shareholder. The Shareholder’s tax basis for the Gold received in the redemption generally will be the same as the Shareholder’s tax basis for the portion of its pro rata share of the Gold held in the Fund immediately prior to the redemption that is attributable to the Shares redeemed. The Shareholder’s holding period with respect to the Gold received should include the period during which the Shareholder held the Shares redeemed. A subsequent sale of the Gold received by the Shareholder will be a taxable event, unless a nonrecognition provision of the Code applies to such sale.

After any sale or redemption of less than all of a Shareholder’s Shares, the Shareholder’s tax basis for its pro rata share of the Gold held in the Fund immediately after such sale or redemption generally will be equal to its tax basis for its share of the total amount of the Gold held in the Fund immediately prior to the sale or redemption, less the portion of such basis which is taken into account in determining the amount of gain or loss recognized by the Shareholder upon such sale or, in the case of a redemption, which is treated as the basis of the Gold received by the Shareholder in the redemption.

As noted above, the foregoing discussion assumes that all of a Shareholder’s Shares were acquired on the same date and at the same price per Share. If a Shareholder owns multiple lots of Shares (i.e., Shares acquired on different dates and/or at different prices), it is uncertain whether the Shareholder may use the “specific identification” rules that apply under Treas. Reg. § 1.1012-1(c) in the case of sales of shares of stock, in determining the amount, and the long-term or short-term character, of any gain or loss recognized by the Shareholder upon the sale of Gold by the Fund, upon the sale of any Shares by the Shareholder, or upon the sale

United States Federal Tax Consequences

by the Shareholder of any Gold received by it upon the redemption of any of its Shares. The IRS could take the position that a Shareholder has a blended tax basis and holding period for its pro rata share of the underlying Gold in the Fund. Shareholders that hold multiple lots of Shares, or that are contemplating acquiring multiple lots of Shares, are urged to consult their own tax advisors as to the determination of the tax basis and holding period for the underlying Gold related to such Shares.

MAXIMUM 28% LONG-TERM CAPITAL GAINS TAX RATE FOR NON-CORPORATE U.S. SHAREHOLDERS

Under current federal income tax law, gains recognized by non-corporate U.S. Shareholder’s from the sale of “collectibles,” including Gold bullion, held for more than one year are taxed at a maximum rate of 28%, rather than the 20% rate applicable to most other long-term capital gains. For these purposes, gain recognized by a non-corporate U.S. Shareholder upon the sale of an interest in a trust that holds collectibles is treated as gain recognized on the sale of collectibles, to the extent that the gain is attributable to unrealized appreciation in value of the collectibles held by the trust. Therefore, any gain recognized by a non-corporate U.S. Shareholder attributable to a sale of Shares held for more than one year, or attributable to the Fund’s sale of any Gold bullion which the Shareholder is treated (through its ownership of Shares) as having held for more than one year, generally will be taxed at a maximum federal income tax rate of 28%. The tax rates for capital gains recognized upon the sale of assets held by a non-corporate U.S. Shareholder for one year or less or by a U.S. Shareholder are generally the same as those at which ordinary income is taxed.

3.8% TAX ON NET INVESTMENT INCOME

The Health Care Reform and Education Reconciliation Act of 2010 (Pub. Law 111-152) requires certain U.S. Shareholders who are individuals to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes capital gains from the disposition of property, for taxable years beginning after December 31, 2012. This tax is in addition to any regular income taxes due on such investment income. A similar tax will apply to certain shareholders that are estates or trusts. U.S. Shareholders are urged to consult their tax advisors regarding the effect, if any, this law may have on an investment in the Shares.

BROKERAGE FEES AND FUND EXPENSES

Any brokerage or other transaction fee incurred by a Shareholder in purchasing Shares will be treated as part of the Shareholder’s tax basis in the underlying assets of the Fund. Similarly, any brokerage fee incurred by a Shareholder in selling Shares will reduce the amount realized by the Shareholder with respect to the sale.

Shareholders will be required to recognize gain or loss upon a sale of Gold by the Fund (as discussed above), even though some or all of the proceeds of such sale are used by the Administrator to pay Fund expenses. Shareholders may deduct their respective pro rata shares of each expense incurred by the Fund to the same extent as if they directly incurred the expense. Shareholders who are individuals, estates or trusts, however, may be required to treat some or all of the expenses of the Fund as miscellaneous itemized deductions. Individuals may deduct certain miscellaneous itemized deductions only to the extent they exceed 2% of adjusted gross income. In addition, such deductions may be subject to phase-outs and other limitations under applicable provisions of the Code.

TREATMENT OF PAYMENTS FROM GOLD DELIVERY PROVIDER

As noted above, Shareholders will be treated as if they directly received their respective pro rata shares of the Fund’s income, which will include income received as a result of the delivery by the Gold Delivery Provider of Gold to the Fund under the Gold Delivery Agreement. The character of this income will be determined on the basis of the particular circumstances of each Shareholder. Each Shareholder will receive an increase in its tax basis for its pro rata share of the fair market value of the Gold received by the Fund from the Gold Delivery Provider.

United States Federal Tax Consequences

INVESTMENT BY U.S. TAX-EXEMPT SHAREHOLDERS

U.S. Tax-Exempt Shareholders are subject to United States federal income tax only on their unrelated business taxable income, or UBTI. Unless they incur debt in order to purchase Shares, it is expected that U.S. Tax-Exempt Shareholders should not realize UBTI in respect of income or gains from the Shares. U.S. Tax-Exempt Shareholders are urged to consult their own independent tax advisors regarding the United States federal income tax consequences of holding Shares in light of their particular circumstances.

INVESTMENT BY REGULATED INVESTMENT COMPANIES

Mutual funds and other investment vehicles which are “regulated investment companies” within the meaning of Code section 851 are urged to consult with their tax advisors concerning (1) the likelihood that an investment in Shares, although they are a “security” within the meaning of the Investment Company Act of 1940, may be considered an investment in the underlying Gold for purposes of Code section 851(b), and (2) the extent to which an investment in Shares might nevertheless be consistent with preservation of their qualification under Code section 851.

INVESTMENT BY CERTAIN RETIREMENT PLANS

Code section 408(m) provides that the acquisition of a “collectible” by an individual retirement account, or IRA, or a participant-directed account maintained under any plan that is tax-qualified under Code section 401(a), is treated as a taxable distribution from the account to the owner of the IRA, or to the participant for whom the plan account is maintained, of an amount equal to the cost to the account of acquiring the collectible. However, if any of the Shares so purchased are distributed from the IRA or plan account to the IRA owner or plan participant, or if any Gold received by such IRA or plan account upon the redemption of any of the Shares purchased by it is distributed to the IRA owner or plan participant, the Shares or Gold so distributed will be subject to federal income tax in the year of distribution, to the extent provided under the applicable provisions of Code section 408(d), section 408(m) or section 402. See also “ERISA and Related Considerations.”

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING FOR U.S. AND NON-U.S. SHAREHOLDERS

The Administrator will file certain information returns with the IRS, and provide certain tax-related information to Shareholders, in connection with the Fund. Each Shareholder will be provided with information regarding its allocable portion of the Fund’s annual income (if any) and expenses.

A U.S. Shareholder may be subject to U.S. backup withholding tax in certain circumstances unless it provides its taxpayer identification number and complies with certain certification procedures. Non-U.S. Shareholders may have to comply with certification procedures to establish that they are not a U.S. person in order to avoid the information reporting and backup withholding tax requirements.

The amount of any backup withholding will be allowed as a credit against a Shareholder’s U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is furnished to the IRS.

INCOME TAXATION OF NON-U.S. SHAREHOLDERS

The Fund does not expect to generate taxable income except for gain (if any) upon the sale of Gold or income as the result of the receipt of Gold from the Gold Delivery Provider. The Fund expects that the receipt of Gold from the Gold Delivery Provider should not result in a withholding obligation on the part of the Fund or the Gold Delivery Provider with respect to the income to be recognized as a result of such transactions based on the treatment of the arrangement as a settlement of a currency contract. The treatment of the arrangement is not specifically addressed by the applicable authorities and the Internal Revenue Service may take a different view. A Non-U.S. Shareholder generally will not be subject to U.S. federal income tax with respect to gain recognized upon the sale or other disposition of Shares, or upon the sale of Gold by the Fund, unless (1) the Non-U.S. Shareholder is an individual and is present in the United States for 183 days or more during the taxable year of the sale or other disposition, and the gain is treated as being from United States sources; or (2) the gain is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the United States and certain other conditions are met.

United States Federal Tax Consequences

ESTATE AND GIFT TAX CONSIDERATIONS FOR NON-U.S. SHAREHOLDERS

Under the U.S. federal tax law, individuals who are neither citizens nor residents (as determined for estate and gift tax purposes) of the United States are subject to estate tax on all property that has a U.S. “situs.” Shares may well be considered to have a U.S. situs for these purposes. If they are, then Shares would be includible in the U.S. gross estate of a non-resident alien Shareholder. Currently, U.S. estate tax is imposed at rates of up to 35% of the fair market value of the taxable estate. The U.S. estate tax rate is subject to change in future years. In addition, the U.S. federal “generation-skipping transfer tax” may apply in certain circumstances. The estate of a non-resident alien Shareholder who was resident in a country which has an estate tax treaty with the United States may be entitled to benefit from such treaty.

For non-citizens and non-residents of the United States, the U.S. federal gift tax generally applies only to gifts of tangible personal property or real property having a U.S. situs. Tangible personal property (including gold) has a U.S. situs if it is physically located in the United States. Although the matter is not settled, it appears that ownership of Shares should not be considered ownership of the underlying gold for this purpose, even to the extent that gold was held in custody in the United States. Instead, Shares should be considered intangible property, and therefore they should not be subject to U.S. gift tax if transferred during the holder’s lifetime.

Such Shareholders are urged to consult their tax advisors regarding the possible application of U.S. estate, gift and generation-skipping transfer taxes in their particular circumstances.

TAXATION IN JURISDICTIONS OTHER THAN THE UNITED STATES

Prospective purchasers of Shares that are based in or acting out of a jurisdiction other than the United States are advised to consult their own tax advisors as to the tax consequences, under the laws of such jurisdiction (or any other jurisdiction not being the United States to which they are subject), of their purchase, holding, sale and redemption of or any other dealing in Shares and, in particular, as to whether any value added tax, other consumption tax or transfer tax is payable in relation to such purchase, holding, sale, redemption or other dealing.

ERISA and Related Considerations

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and Code section 4975 impose certain requirements on employee benefit plans and certain other plans and arrangements, including individual retirement accounts and annuities, Keogh plans, and certain collective investment funds or insurance company general or separate accounts in which such plans or arrangements are invested, that are subject to ERISA or the Code, collectively the Plans, and on persons who are fiduciaries with respect to the investment of assets treated as “plan assets” of a Plan. Government plans and some church plans are not subject to the fiduciary responsibility provisions of ERISA or the provisions of section 4975 of the Code, but may be subject to substantially similar rules under state or other federal law.

In contemplating an investment of a portion of Plan assets in Shares, the Plan fiduciary responsible for making such investment should carefully consider, taking into account the facts and circumstances of the Plan, the “Risk Factors” discussed above and whether such investment is consistent with its fiduciary responsibilities, including, but not limited to: (1) whether the fiduciary has the authority to make the investment under the appropriate governing plan instrument; (2) whether the investment would constitute a direct or indirect non-exempt “prohibited transaction” with a “party in interest” or “disqualified person,” as described in section 406 of ERISA or Section 4975 of the Code, as applicable; (3) the Plan’s funding objectives; and (4) whether under the general fiduciary standards of investment prudence and diversification such investment is appropriate for the Plan, taking into account the overall investment policy of the Plan, the composition of the Plan’s investment portfolio and the Plan’s need for sufficient liquidity to pay benefits when due.

The Shares constitute “publicly-offered securities” as defined in Department of Labor Regulations § 2510.3-101(b)(2). Accordingly, Shares purchased by a Plan, and not an interest in the underlying Gold bullion held in the Fund represented by the Shares, should be treated as assets of the Plan, for purposes of applying the “fiduciary responsibility” and “prohibited transaction” rules of ERISA and the Code. See also “United States Federal Tax Consequences — Investment by Certain Retirement Plans.”

Initial Purchaser

[            ], as the “Initial Purchaser,” on [            ], 2014, agreed to purchase, and on [            ], 2014 took delivery of 50,000 Shares at a per-Share price of $            . As of the date of effectiveness of this Prospectus, these 50,000 Shares represent all of the outstanding Shares. The Initial Purchaser expects to offer all of the Shares to the public pursuant to this prospectus. In accordance with FINRA Conduct Rule 2310, the Initial Purchaser will not make any sales to any account over which it has discretionary authority without the prior written approval of a purchaser of Shares, and the total amount of underwriting compensation it receives, together with any other underwriting compensation received by Authorized Participants or underwriters in connection with the offering (if any), will not exceed 10% of the gross proceeds of the offering.

The Initial Purchaser intends to make a public offering of the Initial Shares at a price per Share that will vary depending, among other factors, on the net asset value per Share and the trading price of Shares on NYSE Arca at the time of the offer. Shares offered by the Initial Purchaser at different times may have different offering prices. The Initial Purchaser will not receive from the Fund, the Sponsor or any of their affiliates any fee or other compensation in connection with the sale of the Initial Shares. However, in certain circumstances, the Sponsor may reimburse to the Initial Purchaser certain fees and expenses incurred in connection with the offering of the Initial Shares, currently expected to be [$        ]. The Initial Purchaser will be acting as an underwriter with respect to the Initial Shares.

The Sponsor has agreed to indemnify the Initial Purchaser against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Initial Purchaser may be required to make in respect thereof.

[            ] has also agreed to be an Authorized Participant and at any time and from time to time after the date hereof may, in such capacity, create or redeem Creation Units.

Plan of Distribution

In addition to, and independent of, the purchase of the Underwritten Shares by the Initial Purchaser (described above) and the purchase of the Seed Creation Units by the initial depositor of Gold into the Fund, the Fund expects to issue Shares in Creation Units to Authorized Participants from time to time in exchange for deposits of the amount of Gold and cash, if any, represented by the Creation Units being created. Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Fund, a “distribution,” as such term is used in the Securities Act, will be occurring.

The Initial Purchaser will be deemed to be a statutory underwriter. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, an Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a Creation Unit from the Fund, breaks the Creation Unit down into the constituent Shares and sells the Shares to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter.

Investors who purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by section 4(3) of the Securities Act.

The Sponsor intends to qualify the Shares in states selected by the Sponsor and through broker-dealers who are members of FINRA. Investors intending to create or redeem Creation Units through Authorized Participants in transactions not involving a broker-dealer registered in such investor’s state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

In connection with the formation of the Fund, the Custodian will receive [            ] ounces of unallocated Gold on behalf of the Fund from the Specialist in exchange for the Seed Creation Units. The Seed Creation Units will be purchased at a per Share price equal to [            ] of an ounce of Gold. No fee or commission is payable in connection with the issuance of Seed Creation Units.

[            ], also called the Initial Purchaser, has, subject to conditions, agreed to purchase the Underwritten Shares at the price of [            ] of an ounce of Gold per Share, pursuant to a distribution agreement between the Sponsor and the Initial Purchaser. Total proceeds to the Fund from the sale of the Underwritten Shares will be [            ] ounces of Gold. The public offering price of the Underwritten Shares will be determined by reference to, among other considerations, the price of Gold and the trading prices of the Shares on the NYSE Arca at the time the Underwritten Shares are sold to the public. The Underwritten Shares could be sold at different prices if such Underwritten Shares are sold by the Initial Purchaser at different times. In connection with the offering and sale of the Underwritten Shares, the Initial Purchaser will be paid an aggregate fee by the Sponsor of [            ]. The Initial Purchaser may also receive an advisory fee payable by the Sponsor within one month after the commencement of trading in Shares (to be paid in the sole discretion of the Sponsor depending upon the success of the Fund at such time) in the amount of [            ] for advice provided by the Initial Purchaser in the original structuring of the Fund. In addition to such fees, the Initial Purchaser may receive commissions/fees from investors through their commission/fee-based brokerage accounts, in amounts between [            ] and [            ].

Plan of Distribution

The Sponsor estimates that the total expenses payable by the Sponsor in connection with the offering and sale of the Underwritten Shares, excluding the fee paid to the Initial Purchaser, will be approximately [            ]. The Fund will not bear any of such expenses.

The Sponsor has agreed to indemnify certain parties against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that such parties may be required to make in respect of those liabilities. The Administrator has agreed to reimburse such parties, solely from and to the extent of the Fund’s assets, for indemnification and contribution amounts due from the Sponsor in respect of such liabilities to the extent the Sponsor has not paid such amounts when due. In addition, WGCUS has agreed to indemnify certain parties against certain liabilities.

In connection with this offering, the Initial Purchaser may engage in activities that stabilize, maintain or otherwise affect the price of the Shares, including:

➢	stabilizing transactions;

➢	short sales; and

➢	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the Shares while this offering is in progress. These transactions may also include making short sales of Shares, which involves the sale by the Initial Purchaser of a greater number of Shares than they are required to purchase in this offering, and purchasing Shares on the open market to cover positions created by short sales.

The Initial Purchaser will not act as an Authorized Participant with respect to the Underwritten Shares, and its activities with respect to the Underwritten Shares will be distinct from those of an Authorized Participant. The Initial Purchaser expects to become an Authorized Participant.

The Shares are expected to trade on the NYSE Arca under the symbol “GGLD.”

Legal Proceedings

None.

Legal Matters

The validity of the Shares will be passed upon for the Sponsor by Morgan, Lewis & Bockius LLP, who, as U.S. tax counsel to the Fund, will also render an opinion regarding the material federal income tax consequences relating to the Shares. [            ], will opine on the validity of the Underwritten Shares for the Initial Purchaser. Morgan, Lewis & Bockius LLP is not acting as counsel to any investor in the Fund.

Experts

The financial statements included in this prospectus and included elsewhere in the registration statement have been audited by [            ], an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

The Sponsor has filed on behalf of the Fund a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Fund or the Shares, please refer to the registration statement, which you may inspect, without charge, at the public reference facilities of the SEC at the below address or online at www.sec.gov, or obtain at prescribed rates from the public reference facilities of the SEC at the below address. Information about the Fund and the Shares can also be obtained from the Fund’s website. The internet address of the Fund’s website is [            ]. This internet address is only provided here as a convenience to you to allow you to access the Fund’s website, and the information contained on or connected to the Fund’s website is not part of this prospectus or the registration statement of which this prospectus is a part.

The Fund is subject to the informational requirements of the Exchange Act and the Sponsor, on behalf of the Fund, will file quarterly and annual reports and other information with the SEC. The Sponsor will file an updated prospectus annually for the Fund pursuant to the Securities Act. The reports and other information can be inspected at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549 and online at www.sec.gov. You may also obtain copies of such material from the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain more information concerning the operation of the public reference facilities of the SEC by calling the SEC at 1-800-SEC-0330 or visiting online at www.sec.gov.

Report of Independent Registered Public Accounting Firm

[To be provided.]

F-1

Statement of Financial Condition

[To be provided.]

F-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution*

The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as set forth below. Except for the registration fee payable to the Securities and Exchange Commission and the NYSE Arca Listing Fee, all such expenses are estimated:

Securities and Exchange Commission Registration Fee
NYSE Arca Listing Fee
Printing and engraving expenses
Legal fees and expenses
Insurance
Accounting fees and expenses
Miscellaneous

Total

*	Subject to revision upon completion of the offering.

Item 14.	Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act provides that a limited liability company may indemnify and hold harmless any member, manager or other person against any and all claims and demands whatsoever, subject to any standards and restrictions set forth in the limited liability company agreement of the limited liability company.

Section [            ] of the Sponsor’s Limited Liability Company Agreement provides that, to the fullest extent permitted by applicable law, a member or officer of the Sponsor shall be entitled to indemnification from the Sponsor for any loss, damage or claim incurred by the member or officer for any act or omission performed or omitted by the member or officer in good faith on behalf of the Sponsor and in a manner reasonably believed to be within the scope of the authority conferred on the member or officer by the Sponsor’s Limited Liability Company Agreement, provided, however, that no member or officer shall be entitled to be indemnified if the loss, damage or claim was due to the member’s or officer’s fraud or willful misconduct. A member’s or officer’s reasonably incurred costs and expenses in defending pending or threatened actions, suits or proceedings will be paid in advance by the Sponsor if the member or officer provides an undertaking to repay the amounts advanced if it is ultimately determined that the member or officer is not entitled to be indemnified by the Sponsor. The indemnity and the advance of expenses is limited to the Sponsor’s assets, and no member of the Sponsor shall have personal liability for such indemnity.

Section 3.04 of the Declaration of Trust provides that the Sponsor and its directors, shareholders, members, officers, employees, affiliates and subsidiaries shall be indemnified from the Fund and held harmless against any loss, liability or expense incurred by an indemnified party without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of the indemnified party arising out of or in connection with the performance of its obligations under the Declaration of Trust or any actions taken in accordance with the provisions of the Declaration of Trust or (2) the indemnified party’s reckless disregard of its obligations and duties under the Declaration of Trust. Each indemnified party will also be indemnified from the Fund and held harmless against any loss, liability or expense under the distribution agreement between the Sponsor and [            ], as Initial Purchaser in the initial public offering of [            ] Shares or any Participant Agreement where such loss, liability or expense arises from any untrue statement or alleged untrue statement of a material fact contained in any written statement provided by the Administrator. The indemnity shall include payment from the Fund of the indemnified party’s costs and expenses of defending itself against any such indemnified claim or liability.

In addition, WGCUS has entered into separate indemnification agreements with certain officers of the Sponsor which require WGCUS, among other things, to indemnify the officers against certain liabilities which may arise by reason of their status as officers of the Sponsor. The Sponsor or WGCUS also intends to maintain director and officer liability insurance for the Sponsor, if available on reasonable terms.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1	Form of Distribution Agreement*
1.2	Form of Initial Purchaser Reimbursement Agreement*
3.1	Certificate of Trust**
4.1	Agreement and Declaration of Trust**
4.2	Form of Amended and Restated Agreement and Declaration of Trust**
4.3	Form of Participant Agreement*
4.4	Form of WGC USA Asset Management Company, LLC Payment and Reimbursement Agreement*
5.1	Opinion of Morgan, Lewis & Bockius LLP as to legality
8.1	Opinion of Morgan, Lewis & Bockius LLP as to tax matters*
10.1	Form of Allocated Bullion Account Agreement*
10.2	Form of Unallocated Bullion Account Agreement*
10.3	Form of Participant Unallocated Bullion Account Agreement (included as Attachment B to the Form of Participant Agreement filed as Exhibit 4.2)*
10.4	Form of Depository Agreement*
10.5	License Agreement*
10.6	Form of WGC USA Asset Management Company, LLC Funding Agreement*
10.7	Form of WGC USA Asset Management Company, LLC/[ ] License Agreement*
10.8	Form of Fund Administration and Accounting Agreement**
10.9	Form of Transfer Agency and Service Agreement**
10.10	Form of Gold Delivery Agreement**
23.1	Consent of [ ]*
23.2	Consents of Morgan, Lewis & Bockius LLP are included in Exhibits 5.1 and 8.1*
24.1	Powers of attorney are included on the signature page to this registration statement
99.1	Code of Ethics of [ ]*
99.2	Opinion of [ ] as to English legal matters*

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

Not applicable.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser. That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(5)    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(6)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, New York, on             , 2014.

WGC USA Asset Management Company, LLC
Sponsor of the Global Currency Gold Trust

By:

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes             and             , and each of them singly, his true and lawful attorneys-in-fact with full power to sign on behalf of such person, in the capacities indicated below, any and all amendments to this registration statement (including post-effective amendments) and any subsequent related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in the name and on behalf of such person, in the capacities indicated below, to enable the Registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission thereunder, hereby ratifying and confirming the signature of such person as it may be signed by said attorneys-in-fact, or any of them, on any and all amendments to this registration statement or any such subsequent related registration statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on             , 2014 by the following persons in the capacities* indicated.

Signature	Capacity

*	The Registrant is a trust and the persons are signing in their capacities as officers of WGC USA Asset Management Company, LLC, the Sponsor of the Registrant.

Exhibit Index

Exhibit Number	Description
1.1	Form of Distribution Agreement*
1.2	Form of Initial Purchaser Reimbursement Agreement*
3.1	Certificate of Trust**
4.1	Agreement and Declaration of Trust**
4.2	Form of Amended and Restated Agreement and Declaration of Trust**
4.3	Form of Participant Agreement*
4.4	Form of WGC USA Asset Management Company, LLC Payment and Reimbursement Agreement*
5.1	Opinion of Morgan, Lewis & Bockius LLP as to legality
8.1	Opinion of Morgan, Lewis & Bockius LLP as to tax matters*
10.1	Form of Allocated Bullion Account Agreement*
10.2	Form of Unallocated Bullion Account Agreement*
10.3	Form of Participant Unallocated Bullion Account Agreement (included as Attachment B to the Form of Participant Agreement filed as Exhibit 4.2)*
10.4	Form of Depository Agreement*
10.5	License Agreement*
10.6	Form of WGC USA Asset Management Company, LLC Funding Agreement*
10.7	Form of WGC USA Asset Management Company, LLC/[ ] License Agreement*
10.8	Form of Fund Administration and Accounting Agreement**
10.9	Form of Transfer Agency and Service Agreement**
10.10	Form of Gold Delivery Agreement**
23.1	Consent of [ ]*
23.2	Consents of Morgan, Lewis & Bockius LLP are included in Exhibits 5.1 and 8.1*
24.1	Powers of attorney are included on the signature page to this registration statement
99.1	Code of Ethics of [ ]*
99.2	Opinion of [ ] as to English legal matters*

*	To be filed by amendment.
**	Previously filed.